

TEXAS INSTRUMENTS

2011 Annual Report

Notice of 2012 Annual Meeting & Proxy Statement



Richard K. Templeton
Chairman, President and
Chief Executive Officer

To our shareholders

Five years ago, we began a journey to fundamentally remake Texas Instruments into a company focused on two of the industry's most attractive semiconductor markets – Analog and Embedded Processing.

Despite its ups and downs, I believe 2011 became the most important year yet in that journey given the strategic progress made in our businesses. The year began with high expectations for sustained strength in world economies; but before the first quarter was over, one of the worst natural disasters of our lifetime – the earthquake and tsunami in Japan – began to impact the production of electronics, and by summer, political and economic uncertainty was unraveling the recovery. Even so, it was a year in which TI outpaced the market in Analog and Embedded Processing and again gained share.

Foremost among the things that made 2011 important was our acquisition of National Semiconductor. This strategically significant purchase gave us immediate access to a high-quality portfolio of more than 12,000 analog products and a large pool of highly talented analog engineers. Together, we offer customers a powerful and unparalleled suite of solutions.

In Embedded Processing, we continued to heavy up our investments in microcontrollers, where our ultra-low power capabilities enable an expanded range of applications. As a result, we've increased our portfolio fourfold in the last three years, and today offer products across the breadth of the microcontroller spectrum.

In our third major business, Wireless, two significant things occurred. First, we continued our planned exit from basebands; as we enter 2012, we expect revenue from this product line to become only a couple of percent of our revenue compared with almost 25 percent four years ago. More strategically, we strengthened our position in applications processors and connectivity products – both of which offer great growth potential. As cloud computing increasingly takes hold, the opportunity for these products in many smart, connected devices will increase.

Across all our businesses, there is a meaningful story developing in the diversity of our customer base. We now have more than 90,000 customers and, excluding our wireless baseband products, no single customer comprises more than 5 percent of our revenue. This breadth of customers alongside our breadth of portfolio sets TI apart from our competitors.

The transition at TI is evident in our numbers. Today, our core businesses constitute more than 70 percent of our revenue, and that number should continue to grow as almost 90 percent of our R&D investments are targeted there. Nowhere is the progress more obvious than in Analog, which now comprises half of our company's total revenue, up from a third in 2006. During 2011, we again returned cash to stockholders through stock repurchases of $2 billion and an increase of 31 percent in the dividend rate. Even so, the balance sheet remained robust with year-end cash and short-term investments of almost $3 billion.

As we look to future growth, we continue to make strong investments in China, the geographic region we believe most critical to success. We have a large, determined sales and applications engineering team there with offices in 16 cities, four times more than we had six years ago. We've taken a similar approach in India, Eastern Europe and Russia – all emerging markets with growing middle-class populations that will shape future economies.

By the end of 2011, the challenges from earlier in the year were abating. The industry was recovering from Japan's natural disasters, semiconductor demand was becoming better aligned with customer demand, and our revenue was starting to improve. We know that great technology companies deliver growth – lots of it. The chips we make are increasingly pervasive in our daily lives, so we believe the opportunity to achieve this goal is within reach. Our job now is to transform great potential into great results and to make consistent outperformance the hallmark of our company. And that is our sole priority for 2012.

Financial statements table of contents

Notice of 2012 annual meeting of stockholders and proxy statement

Consolidated statements of income

[Millions of dollars, except share and per-share amounts]

	For Years Ended December 31,		
	2011	2010	2009
Revenue	**$13,735**	$13,966	$10,427
Cost of revenue (COR)	**6,963**	6,474	5,428
Gross profit	**6,772**	7,492	4,999
Research and development (R&D)	**1,715**	1,570	1,476
Selling, general and administrative (SG&A)	**1,638**	1,519	1,320
Restructuring charges	**112**	33	212
Acquisition charges/divestiture (gain)	**315**	(144)	—
Operating profit	**2,992**	4,514	1,991
Other income (expense) net (OI&E)	**5**	37	26
Interest and debt expense	**42**	—	—
Income before income taxes	**2,955**	4,551	2,017
Provision for income taxes	**719**	1,323	547
Net income	**$ 2,236**	$ 3,228	$ 1,470
Earnings per common share:			
Basic	**$ 1.91**	$ 2.66	$ 1.16
Diluted	**$ 1.88**	$ 2.62	$ 1.15
Average shares outstanding (millions):			
Basic	**1,151**	1,199	1,260
Diluted	**1,171**	1,213	1,269
Cash dividends declared per share of common stock	**$ 0.56**	$ 0.49	$ 0.45

See accompanying notes.

Consolidated statements of comprehensive income

[Millions of dollars]

	For Years Ended December 31,		
	2011	**2010**	**2009**
Net income	**$2,236**	$3,228	$1,470
Other comprehensive income (loss):			
Available-for-sale investments:			
Unrealized gains (losses), net of tax benefit (expense) of $1, ($3) and ($9)	**(2)**	7	17
Reclassification of recognized transactions, net of tax benefit (expense) of ($7), $0 and ($3)	**12**	—	6
Net actuarial gains (losses) of defined benefit plans:			
Adjustment, net of tax benefit (expense) of $65, $61 and ($38)	**(124)**	(154)	91
Reclassification of recognized transactions, net of tax benefit (expense) of ($28), ($36) and ($27)	**48**	65	62
Prior service cost of defined benefit plans:			
Adjustment, net of tax benefit (expense) of $5, ($1) and $1	**(9)**	2	(1)
Reclassification of recognized transactions, net of tax benefit (expense) of ($1), $0 and $3	**2**	—	(6)
Change in fair value of derivative instrument, net of tax benefit (expense) of $1	**(2)**	—	—
Total	**(75)**	(80)	169
Total comprehensive income	**$2,161**	$3,148	$1,639

See accompanying notes.

ANNUAL REPORT

Consolidated balance sheets

[Millions of dollars, except share amounts]

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 992**	$ 1,319
Short-term investments	**1,943**	1,753
Accounts receivable, net of allowances of ($19) and ($18)	**1,545**	1,518
Raw materials	**115**	122
Work in process	**1,004**	919
Finished goods	**669**	479
Inventories	**1,788**	1,520
Deferred income taxes	**1,174**	770
Prepaid expenses and other current assets	**386**	180
Total current assets	**7,828**	7,060
Property, plant and equipment at cost	**7,133**	6,907
Less accumulated depreciation	**(2,705)**	(3,227)
Property, plant and equipment, net	**4,428**	3,680
Long-term investments	**265**	453
Goodwill	**4,452**	924
Acquisition-related intangibles, net	**2,900**	76
Deferred income taxes	**321**	927
Capitalized software licenses, net	**206**	205
Overfunded retirement plans	**40**	31
Other assets	**57**	45
Total assets	**$ 20,497**	$ 13,401
Liabilities and stockholders' equity		
Current liabilities:		
Commercial paper borrowings	**$ 999**	$ —
Current portion of long-term debt	**382**	—
Accounts payable	**625**	621
Accrued compensation	**597**	629
Income taxes payable	**101**	109
Accrued expenses and other liabilities	**795**	622
Total current liabilities	**3,499**	1,981
Long-term debt	**4,211**	—
Underfunded retirement plans	**701**	519
Deferred income taxes	**607**	86
Deferred credits and other liabilities	**527**	378
Total liabilities	**9,545**	2,964
Stockholders' equity:		
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued	**—**	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2011 – 1,740,630,391; 2010 – 1,740,166,101	**1,741**	1,740
Paid-in capital	**1,194**	1,114
Retained earnings	**26,278**	24,695
Less treasury common stock at cost. Shares: 2011 – 601,131,631; 2010 – 572,722,397	**(17,485)**	(16,411)
Accumulated other comprehensive income (loss), net of taxes	**(776)**	(701)
Total stockholders' equity	**10,952**	10,437
Total liabilities and stockholders' equity	**$ 20,497**	$ 13,401

See accompanying notes.

Consolidated statements of cash flows

[Millions of dollars]

	For Years Ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	**$ 2,236**	$ 3,228	$ 1,470
Adjustments to net income:			
Depreciation	**904**	865	877
Stock-based compensation	**269**	190	186
Amortization of acquisition-related intangibles	**111**	48	48
Gain on sales of assets and divestiture	**(5)**	(144)	—
Deferred income taxes	**(119)**	(188)	146
Increase (decrease) from changes in:			
Accounts receivable	**112**	(231)	(364)
Inventories	**(17)**	(304)	177
Prepaid expenses and other current assets	**(29)**	(8)	115
Accounts payable and accrued expenses	**2**	57	5
Accrued compensation	**(77)**	246	(38)
Income taxes payable	**(85)**	(19)	87
Other	**(46)**	80	(66)
Net cash provided by operating activities	**3,256**	3,820	2,643
Cash flows from investing activities:			
Additions to property, plant and equipment	**(816)**	(1,199)	(753)
Proceeds from insurance recovery, asset sales and divestiture	**16**	148	—
Purchases of short-term investments	**(3,653)**	(2,510)	(2,273)
Sales, redemptions and maturities of short-term investments	**3,555**	2,564	2,030
Purchases of long-term investments	**(6)**	(8)	(9)
Redemptions and sales of long-term investments	**157**	147	64
Business acquisitions:			
Property, plant and equipment	**(865)**	(200)	(3)
Inventories	**(225)**	(14)	(4)
Other	**(4,335)**	15	(148)
Business acquisitions, net of cash acquired	**(5,425)**	(199)	(155)
Net cash used in investing activities	**(6,172)**	(1,057)	(1,096)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt and commercial paper borrowings	**4,697**	—	—
Issuance costs for long-term debt	**(12)**	—	—
Repayment of commercial paper borrowings	**(200)**	—	—
Dividends paid	**(644)**	(592)	(567)
Sales and other common stock transactions	**690**	407	109
Excess tax benefit from share-based payments	**31**	13	1
Stock repurchases	**(1,973)**	(2,454)	(954)
Net cash provided by (used in) financing activities	**2,589**	(2,626)	(1,411)
Net (decrease) increase in cash and cash equivalents	**(327)**	137	136
Cash and cash equivalents at beginning of year	**1,319**	1,182	1,046
Cash and cash equivalents at end of year	**$ 992**	$ 1,319	$ 1,182

See accompanying notes.

ANNUAL REPORT

Consolidated statements of stockholders' equity

[Millions of dollars, except per-share amounts]

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2008	$1,740	$1,022	$21,168	$(13,814)	$(790)
2009					
Net income	—	—	1,470	—	—
Dividends declared and paid ($.45 per share)	—	—	(567)	—	—
Common stock issued on exercise of stock options	—	(120)	—	226	—
Stock repurchases	—	—	—	(961)	—
Stock-based compensation	—	186	—	—	—
Tax impact from exercise of options	—	(2)	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	169
Other	—	—	(5)	—	—
Balance, December 31, 2009	1,740	1,086	22,066	(14,549)	(621)
2010					
Net income	—	—	3,228	—	—
Dividends declared and paid ($.49 per share)	—	—	(592)	—	—
Common stock issued on exercise of stock options	—	(182)	—	588	—
Stock repurchases	—	—	—	(2,450)	—
Stock-based compensation	—	190	—	—	—
Tax impact from exercise of options	—	21	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(80)
Other	—	(1)	(7)	—	—
Balance, December 31, 2010	1,740	1,114	24,695	(16,411)	(701)
2011					
Net income	**—**	**—**	**2,236**	**—**	**—**
Dividends declared and paid ($.56 per share)	**—**	**—**	**(644)**	**—**	**—**
Common stock issued on exercise of stock options	**1**	**(252)**	**—**	**898**	**—**
Stock repurchases	**—**	**—**	**—**	**(1,973)**	**—**
Stock-based compensation	**—**	**269**	**—**	**—**	**—**
Tax impact from exercise of options	**—**	**45**	**—**	**—**	**—**
Other comprehensive income (loss), net of tax	**—**	**—**	**—**	**—**	**(75)**
Other	**—**	**18**	**(9)**	**1**	**—**
Balance, December 31, 2011	**$1,741**	**$1,194**	**$26,278**	**$(17,485)**	**$(776)**

See accompanying notes.

Notes to financial statements

1. Description of business and significant accounting policies and practices

Business

At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have three reportable segments, which are established along major categories of products as follows:

- Analog – consists of High Volume Analog & Logic (HVAL), Power Management (Power) and High Performance Analog (HPA). Following the acquisition of National Semiconductor Corporation (National), our Analog segment also includes National's ongoing operations under the name of Silicon Valley Analog (SVA);
- Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications; and
- Wireless – consists of OMAP™ applications processors, connectivity products and basebands for wireless applications, including handsets and tablet computers.

We report the results of our remaining business activities in Other. See Note 17 for additional information on our business segments.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in these notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. We have reclassified certain amounts in the prior periods' financial statements to conform to the 2011 presentation. The preparation of financial statements requires the use of estimates from which final results may vary.

On September 23, 2011, we completed the acquisition of National. The consolidated financial statements include the balances and results of operations of National from the date of acquisition. See Note 2 for more detailed information.

Revenue recognition

We recognize revenue from direct sales of our products to our customers, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; when sales amounts are fixed or determinable; and when collectability is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer pulls product from consignment inventory that we store at designated locations. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.

We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory, and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We also grant discounts to some distributors for prompt payments. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.

We also provide distributors an allowance to scrap certain slow-moving or obsolete products in their inventory, estimated as a negotiated fixed percentage of each distributor's purchases from us. In addition, if we publish a new price for a product that is lower than that paid by distributors for the same product still remaining in each distributor's on-hand inventory, we may credit them for the difference between those prices. The allowance for this type of credit is based on the identified product price difference applied to our estimate of each distributor's on-hand inventory of that product. We believe we can reasonably and reliably estimate allowances for credits to distributors in a timely manner.

We determine the amount and timing of royalty revenue based on our contractual agreements with intellectual property licensees. We recognize royalty revenue when earned under the terms of the agreements and when we consider realization of payment to be probable. Where royalties are based on a percentage of licensee sales of royalty-bearing products, we recognize royalty revenue by applying this percentage to our estimate of applicable licensee sales. We base this estimate on historical experience and an analysis of each licensee's sales results. Where royalties are based on fixed payment amounts, we recognize royalty revenue ratably over the term of the royalty agreement. Where warranted, revenue from licensees may be recognized on a cash basis.

We include shipping and handling costs in COR.

Advertising costs

We expense advertising and other promotional costs as incurred. This expense was $43 million in 2011, $44 million in 2010 and $42 million in 2009.

Income taxes

We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences of events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Other assessed taxes

Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our statements of income on a net (excluded from revenue) basis.

Earnings per share (EPS)

Unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities and the two-class method is used for purposes of calculating EPS. Under the two-class method, a portion of net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS allocated to common stock, as shown in the table below.

Computation and reconciliation of earnings per common share are as follows (shares in millions):

	2011			2010			2009		
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
Basic EPS:									
Net income	**$2,236**			$3,228			$1,470		
Less income allocated to RSUs	**(35)**			(44)			(14)		
Income allocated to common stock for basic EPS calculation	**$2,201**	**1,151**	**$1.91**	$3,184	1,199	$2.66	$1,456	1,260	$1.16
Adjustment for dilutive shares:									
Stock-based compensation plans		**20**			14			9	
Diluted EPS:									
Net income	**$2,236**			$3,228			$1,470		
Less income allocated to RSUs	**(34)**			(44)			(14)		
Income allocated to common stock for diluted EPS calculation	**$2,202**	**1,171**	**$1.88**	$3,184	1,213	$2.62	$1,456	1,269	$1.15

Options to purchase 41 million, 88 million and 135 million shares of common stock that were outstanding during 2011, 2010 and 2009, respectively, were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

ANNUAL REPORT

Investments

We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. Specific details are as follows:

Cash equivalents and short-term investments: We consider investments in debt securities with maturities of three months or less from the date of our investment to be cash equivalents. We consider investments in debt securities with maturities beyond three months from the date of our investment as being available for use in current operations and include these investments in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.

Long-term investments: Long-term investments consist of mutual funds, auction-rate securities, venture capital funds and non-marketable equity securities.

Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available for sale, trading, equity-method or cost-method investments, which are more fully described in Note 9. We determine cost or amortized cost, as appropriate, on a specific identification basis.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory. Consigned inventory was $129 million and $130 million as of December 31, 2011 and 2010, respectively.

We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory includes a salability and obsolescence allowance based on an analysis of historical disposal activity. We write off inventory in the period in which disposal occurs.

Property, plant and equipment; acquisition-related intangibles and other capitalized costs

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Our cost basis includes certain assets acquired in business combinations that were initially recorded at fair value as of the date of acquisition. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. We amortize acquisition-related intangibles on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Impairments of long-lived assets

We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Any impairment charge is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows.

Goodwill and indefinite-lived intangibles

Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated carrying value including goodwill. We have had no impairment of goodwill for 2011 or 2010.

Foreign currency

The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Property, plant and equipment with associated depreciation and inventories are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to OI&E.

Derivatives and hedging

In connection with the issuance of variable-rate long-term debt in May 2011, as more fully described in Note 13, we entered into an interest rate swap designated as a hedge of the variability of cash flows related to interest payments. Gains and losses from changes in the fair value of the interest rate swap are credited or charged to Accumulated other comprehensive income (loss), net of taxes (AOCI).

We also use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not apply hedge accounting to our foreign currency derivative instruments.

We do not use derivatives for speculative or trading purposes.

Changes in accounting standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* This standard results in a common requirement between the FASB and the International Accounting Standards Board (IASB) for measuring fair value and for disclosing information about fair-value measurements. While this new standard will not affect how we measure or account for assets and liabilities at fair value, disclosures will be required for interim and annual periods beginning January 1, 2012. There will be no impact to our financial condition or results of operation from the adoption of this new standard.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* This standard is intended to simplify how we will test goodwill for impairment. Prior to the issuance of this standard, we were required to use a two-step quantitative test to assess impairment of goodwill. Under this new standard, we will have the option to first assess qualitative factors to determine whether that two-step quantitative test should be performed. This standard is effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We will adopt this standard effective January 1, 2012.

2. National Semiconductor acquisition

On September 23, 2011, we completed the acquisition of National by acquiring all issued and outstanding common shares in exchange for cash. National designed, developed, manufactured and marketed a wide range of semiconductor products, focused on providing high-performance energy-efficient analog and mixed-signal solutions. The purpose of the acquisition was to grow revenue by combining National's products with TI's larger sales force and customer base.

We accounted for this transaction under Accounting Standards Codification (ASC) 805 – *Business Combinations*, and National's operating results are included in the Analog segment from the acquisition date as SVA.

The acquisition-date fair value of the consideration transferred is as follows:

Cash payments	$6,535
Fair value of vested share-based awards assumed by TI	22
Total consideration transferred to National shareholders	$6,557

We prepared an initial determination of the fair value of assets acquired and liabilities assumed as of the acquisition date using preliminary information. Adjustments were made during the fourth quarter of 2011 to the fair value of assets acquired and liabilities assumed, as a result of refining our estimates. These were retrospectively applied to the September 23, 2011, acquisition date balance sheet. These adjustments are primarily related to tax matters and netted to an increase of goodwill of $1 million. None of the adjustments had a material impact on TI's previously reported results of operations.

As of December 31, 2011, the allocation of the consideration transferred to the assets acquired and liabilities assumed from National has been finalized. The determination of fair value reflects the assistance of third-party valuation specialists, as well as our own estimates and assumptions. The final allocation of fair value by major class of the assets acquired and liabilities assumed as of the acquisition date is as follows:

	At September 23, 2011
Cash and cash equivalents	$ 1,145
Current assets	451
Inventory	225
Property, plant and equipment	865
Other assets	138
Acquired intangible assets (see details below)	2,956
Goodwill	3,528
Assumed current liabilities	(191)
Assumed long-term debt	(1,105)
Deferred taxes and other assumed non-current liabilities	(1,455)
Total consideration transferred	$ 6,557

Identifiable intangible assets acquired and their estimated useful lives as of the acquisition date are as follows:

	Asset Amount	Weighted Average Useful Life (Years)
Developed technology	$2,025	10
Customer relationships	810	8
Other	16	3
Identified intangible assets subject to amortization	2,851	
In-process R&D	105	(a)
Total identified intangible assets	$2,956	

(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

The remaining consideration, after adjusting for identified intangible assets and the net assets and liabilities recorded at fair value, was $3.528 billion and was applied to goodwill. Goodwill is attributed to National's product portfolio and workforce expertise. None of the goodwill related to the National acquisition is deductible for tax purposes.

We assumed $1.0 billion of outstanding debt as a result of our acquisition of National and recorded it at its fair value of $1.105 billion. The excess of the fair value over the stated value is amortized as a reduction to Interest and debt expense over the term of the debt. In 2011, we recognized $9 million related to the amortization of the excess fair value.

The amount of National's revenue included in our Consolidated statements of income for the period from the acquisition date to December 31, 2011, was $312 million. We do not measure net income at or below our segment levels.

The following unaudited summaries of pro forma combined results of operation for the years ended December 31, 2011 and 2010, give effect to the acquisition as if it had been completed on January 1, 2010. These pro forma summaries do not reflect any operating efficiencies, cost savings or revenue enhancements that may be achieved by the combined companies. In addition, certain non-recurring expenses, such as restructuring charges and retention bonuses that will be incurred within the first 12 months after the acquisition, are not reflected in the pro forma summaries. These pro forma summaries are presented for informational purposes only and are not necessarily indicative of what the actual results of operations would have been had the acquisition taken place as of that date, nor are they indicative of future consolidated results of operations.

	For Years Ended December 31,	
	2011	2010
	(unaudited)	
Revenue	**$14,805**	$15,529
Net income	**2,438**	3,218
Earnings per common share — diluted	**2.05**	2.61

Acquisition-related charges

We incurred various costs as a result of the acquisition of National that are included in Other consistent with how management measures the performance of its segments. These total acquisition-related charges are as follows:

	For Year Ended December 31, 2011
Inventory related	$ 96
Property, plant and equipment related	15
As recorded in COR	111
Amortization of intangible assets	87
Severance and other benefits:	
Change of control	41
Announced employment reductions	29
Stock-based compensation	50
Transaction costs	48
Retention bonuses	46
Other	14
As recorded in Acquisition charges/divestiture (gain)	315
Total acquisition-related charges	$426

We recognized costs associated with the adjustments to write up the value of acquired inventory and property, plant and equipment to fair value as of the acquisition date. These costs are in addition to the normal expensing of the acquired assets based on their carrying or book value prior to the acquisition. The total fair-value write-up for the acquired inventory was expensed as that inventory was sold. The total fair-value write-up for the acquired property, plant and equipment was $436 million, which is being depreciated at a rate of about $15 million per quarter beginning in the fourth quarter of 2011.

The amount of recognized amortization of acquired intangible assets resulting from the National acquisition was $87 million for the period from the acquisition date to December 31, 2011. Amortization of intangible assets is based on estimated useful lives varying between two and ten years.

Severance and other benefits costs relate to former National employees who have been or will be terminated after the closing date. These costs total $70 million for the year ended December 31, 2011, with $41 million in charges related to change of control provisions under existing employment agreements and $29 million in charges for announced employment reductions affecting about 350 jobs. All of these jobs will be eliminated by the end of 2012 as a result of redundancies and cost efficiency measures, with approximately $20 million of additional expense to be recognized in 2012. Of the $70 million in charges recognized, $14 million was paid in 2011. The remaining $56 million will be paid in 2012.

Stock-based compensation of $50 million was recognized for the accelerated vesting of equity awards upon the termination of employees. Additional stock-based compensation will be recognized over any remaining service periods.

Transaction costs include expenses incurred in connection with the National acquisition, such as investment advisory, legal, accounting and printing fees, as well as bridge financing costs incurred in April 2011.

Retention bonuses reflect amounts expected to be paid to former National employees who fulfill agreed-upon service period obligations and will be recognized ratably over the required service period.

3. Losses associated with the earthquake in Japan

On March 11, 2011, a magnitude 9.0 earthquake struck near two of our three semiconductor manufacturing facilities in Japan. Our manufacturing site in Miho suffered substantial damage during the earthquake, our facility in Aizu experienced significantly less damage and our site in Hiji was undamaged. We maintain earthquake insurance policies in Japan for limited coverage for property damage and business interruption losses.

Assessment and recovery efforts began immediately at these facilities and officially ended in August. Our Aizu factory recovered first and has been in production since the second quarter, while our Miho factory opened a mini-line for products in mid-April and was back to full production in the third quarter of 2011.

During the year ended December 31, 2011, we incurred gross operating losses of $101 million related to property damage, the underutilization expense we incurred from having our manufacturing assets only partially loaded and costs associated with recovery teams assembled from across the world. These losses have been offset by about $23 million in insurance proceeds related to property damage claims. Almost all of these costs and proceeds are included in COR in the Consolidated statements of income and are recorded in Other.

In addition to the costs associated with the earthquake, we also had an impact to revenue. For the year 2011, we recognized $38 million in insurance proceeds related to business interruption claims. These proceeds were recorded as revenue in Other.

We continue to be in discussions with our insurers and their advisors, but at this time we cannot estimate the timing and amount of future proceeds we may ultimately receive from our policies.

4. Restructuring charges

Restructuring charges may consist of voluntary or involuntary severance-related charges, asset-related charges and other costs to exit activities. We recognize voluntary termination benefits when the employee accepts the offered benefit arrangement. We recognize involuntary severance-related charges depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. If the former, we recognize the charges once they are probable and the amounts are estimable. If the latter, we recognize the charges once the benefits have been communicated to employees.

Restructuring activities associated with assets would be recorded as an adjustment to the basis of the asset, not as a liability. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is held to be sold, we write down the carrying value to its net realizable value and cease depreciation.

Restructuring actions related to the acquisition of National are discussed in Note 2 above and are reflected on the Acquisition charges/divestiture (gain) line of our Consolidated statements of income.

2011 actions

In the fourth quarter of 2011, we recognized restructuring charges associated with the announced plans to close two older semiconductor manufacturing facilities in Hiji, Japan, and Houston, Texas, over the next 18 months. Combined, these facilities supported about 4 percent of TI's revenue in 2011, and each employs about 500 people. As needed, production from these facilities will be moved to other more advanced TI factories. The total charge for these closures is estimated at $215 million, of which $112 million was recognized in the fourth quarter and the remainder will be incurred over the next seven quarters. The Restructuring charges recognized in the fourth quarter of 2011 are included in Other and consisted of $107 million for severance and benefit costs and $5 million of accelerated depreciation of the facilities' assets. Of the estimated $215 million total cost, about $135 million will be for severance and related benefits, about $30 million will be for accelerated depreciation of facility assets and about $50 million will be for other exit costs.

Previous actions

In October 2008, we announced actions to reduce expenses in our Wireless segment, especially our baseband operation. In January 2009, we announced actions that included broad-based employment reductions to align our spending with weakened demand. Combined, these actions eliminated about 3,900 jobs; they were completed in 2009.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2011 Actions		Previous Actions		
	Severance and Benefits	Other Charges	Severance and Benefits	Other Charges	Total
Accrual at December 31, 2009	$ —	$ —	$ 84	$ 10	$ 94
Restructuring charges	—	—	33	—	33
Non-cash items (a)	—	—	(33)	—	(33)
Payments	—	—	(62)	(2)	(64)
Remaining accrual at December 31, 2010	—	—	22	8	30
Restructuring charges	**107**	**5**	**—**	**—**	**112**
Non-cash items (a)	**(11)**	**(5)**	**—**	**—**	**(16)**
Payments	**—**	**—**	**(9)**	**(1)**	**(10)**
Remaining accrual at December 31, 2011	**$ 96**	**$ —**	**$ 13**	**$ 7**	**$116**

(a) Reflects charges for stock-based compensation, postretirement benefit plan settlement, curtailment, special termination benefits and accelerated depreciation.

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our Consolidated balance sheets, depending on the expected timing of payment.

Restructuring charges recognized by segment from the actions described above are as follows:

	2011	2010	2009
Analog	$ —	$13	$ 84
Embedded Processing	—	6	43
Wireless	—	10	62
Other	112	4	23
Total	$112	$33	$212

5. Stock-based compensation

We have stock options outstanding to participants under various long-term incentive plans. We also have assumed stock options that were granted by companies that we later acquired, including National. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a ten-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.

We also have restricted stock units (RSUs) outstanding under the long-term incentive plans. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient's retirement date.

We have options and RSUs outstanding to non-employee directors under various director compensation plans. The plans generally provide for annual grants of stock options and RSUs, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to deferred compensation accounts established for such directors.

We also have an employee stock purchase plan under which options are offered to all eligible employees in amounts based on a percentage of the employee's compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.

Total stock-based compensation expense recognized was as follows:

	2011	2010	2009
Stock-based compensation expense recognized in:			
Cost of revenue (COR)	$ 40	$ 36	$ 35
Research and development (R&D)	58	53	54
Selling, general and administrative (SG&A)	121	101	97
Acquisition charges	50	—	—
Total	$269	$190	$186

These amounts include expense related to non-qualified stock options, RSUs and stock options offered under our employee stock purchase plan and are net of expected forfeitures.

We issue awards of non-qualified stock options generally with graded vesting provisions (e.g., 25 percent per year for four years). We recognize the related compensation cost on a straight-line basis over the minimum service period required for vesting of the award. For awards to employees who are retirement eligible or nearing retirement eligibility, we recognize compensation cost on a straight-line basis over the longer of the service period required to be performed by the employee in order to earn the award, or a six-month period.

Our RSUs generally vest four years after the date of grant. We recognize the related compensation costs on a straight-line basis over the vesting period.

National acquisition-related equity awards

In connection with the acquisition of National, we assumed certain stock options and RSUs granted by National, which were converted into the right to receive TI stock. The awards we assumed were measured at the acquisition date based on the estimate of fair value, which was a total of $147 million. A portion of that fair value, $22 million, which represented the pre-combination vested service provided by employees to National, was included in the total consideration transferred as part of the acquisition. As of the acquisition date, the remaining portion of the fair value of those awards was $125 million, representing post-combination stock-based compensation expense that would be recognized as these employees provide service over the remaining vesting periods. At December 31, 2011, unrecognized compensation expense was $68 million.

Fair-value methods and assumptions

We account for all awards granted under our various stock-based compensation plans at fair value. We estimate the fair values for non-qualified stock options under long-term incentive and director compensation plans using the Black-Scholes option-pricing model with the following weighted average assumptions (these assumptions exclude options assumed in connection with the National acquisition):

	2011	2010	2009
Weighted average grant date fair value, per share	**$10.37**	$6.61	$5.43
Weighted average assumptions used:			
Expected volatility	**30%**	32%	48%
Expected lives (in years)	**6.9**	6.4	5.9
Risk-free interest rates	**2.61%**	2.83%	2.63%
Expected dividend yields	**1.51%**	2.08%	2.94%

We determine expected volatility on all options granted after July 1, 2005, using available implied volatility rates. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.

We determine expected lives of options based on the historical option exercise experience of our optionees using a rolling ten-year average. We believe the historical experience method is the best estimate of future exercise patterns currently available.

Risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

Expected dividend yields are based on the approved annual dividend rate in effect and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.

The fair value per share of RSUs that we grant is determined based on the closing price of our common stock on the date of grant.

Our employee stock purchase plan is a discount-purchase plan and consequently the Black-Scholes option-pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans

Stock option and RSU transactions under our long-term incentive and director compensation plans during 2011, including stock options and RSUs assumed in connection with the National acquisition, were as follows:

	Stock Options		RSUs	
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share
Outstanding grants, December 31, 2010	150,135,013	$27.70	18,567,365	$23.06
Granted	**10,310,816**	**34.55**	**5,879,409**	**33.20**
Assumed in National acquisition	**1,316,283**	**15.75**	**4,884,774**	**27.22**
Vested RSUs	**—**	**—**	**(5,359,066)**	**28.96**
Expired and forfeited	**(22,906,524)**	**42.59**	**(613,636)**	**24.43**
Exercised	**(25,582,194)**	**24.91**	**—**	**—**
Outstanding grants, December 31, 2011	**113,273,394**	**$25.79**	**23,358,846**	**$25.09**

The weighted average grant-date fair value of RSUs granted during the years 2011, 2010 and 2009 was $33.20, $23.47 and $15.78 per share, respectively. For the years ended December 31, 2011, 2010 and 2009, the total fair value of shares vested from RSU grants was $155 million, $51 million and $28 million, respectively.

Summarized information about stock options outstanding at December 31, 2011, including options assumed in connection with the National acquisition, is as follows:

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable (Shares)	Weighted Average Exercise Price per Share
$ .26 to 10.00	13,813	1.1	$ 6.64	13,813	$ 6.64
10.01 to 20.00	26,219,258	3.8	15.66	18,859,398	15.91
20.01 to 30.00	44,961,810	5.1	24.98	31,390,099	25.38
30.01 to 38.40	42,078,513	4.3	32.99	31,971,009	32.49
$ .26 to 38.40	113,273,394	4.5	$25.79	82,234,319	$25.97

During the years ended December 31, 2011, 2010 and 2009, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised was $231 million, $140 million and $21 million, respectively.

Summarized information as of December 31, 2011, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	112,230,358	82,234,319
Weighted average remaining contractual life (in years)	4.5	3.2
Weighted average exercise price per share	$ 26.03	$ 25.97
Intrinsic value (millions of dollars)	$ 539	$ 370

(a) Includes effects of expected forfeitures of approximately 1 million shares. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $543 million.

As of December 31, 2011, the total future compensation cost related to equity awards not yet recognized in the Consolidated statements of income was $477 million; $144 million related to unvested stock options and $333 million related to RSUs, of which $2 million and $66 million were associated with the National acquisition, respectively. The $477 million will be recognized as follows: $192 million in 2012, $153 million in 2013, $98 million in 2014 and $34 million in 2015.

Employee stock purchase plan

Options outstanding under the employee stock purchase plan at December 31, 2011, had an exercise price of $25.29 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2011.

Employee stock purchase plan transactions during 2011 were as follows:

	Employee Stock Purchase Plan (Shares)	Exercise Price
Outstanding grants, December 31, 2010	487,871	$27.83
Granted	2,200,718	26.04
Exercised	(2,108,494)	26.66
Outstanding grants, December 31, 2011	580,095	$25.29

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2011, 2010 and 2009 was $4.59, $3.97 and $3.13 per share, respectively. During the years ended December 31, 2011, 2010 and 2009, the total intrinsic value of options exercised under these plans was $10 million, $9 million and $10 million, respectively.

Effect on shares outstanding and treasury shares

Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 27,308,311 in 2011; 19,077,274 in 2010 and 6,695,583 in 2009; and previously unissued common shares of 390,438 in 2011; 342,380 in 2010 and 93,648 in 2009.

Upon vesting of RSUs, we issued treasury shares of 3,822,475 in 2011; 1,392,790 in 2010 and 977,728 in 2009, and previously unissued common shares of 73,852 in 2011, with none in 2010 and 2009.

Shares available for future grant and reserved for issuance are summarized below:

Shares	As of December 31, 2011 Long-term Incentive and Director Compensation Plans	Employee Stock Purchase Plan	Total
Reserved for issuance (a)	**224,383,737**	**27,967,317**	**252,351,054**
Shares to be issued upon exercise of outstanding options and RSUs	**(136,755,907)**	**(580,095)**	**(137,336,002)**
Available for future grants	**87,627,830**	**27,387,222**	**115,015,052**

(a) Includes 123,667 shares credited to directors' deferred compensation accounts that may settle in shares of TI common stock. These shares are not included as grants outstanding at December 31, 2011.

Effect on cash flows

Cash received from the exercise of options was $690 million in 2011, $407 million in 2010 and $109 million in 2009. The related net tax impact realized was $45 million, $21 million and ($2) million (which includes excess tax benefits realized of $31 million, $13 million and $1 million) in 2011, 2010 and 2009, respectively.

6. Profit sharing plans

Profit sharing benefits are generally formulaic and determined by one or more subsidiary or company-wide financial metrics. We pay profit sharing benefits primarily under the company-wide TI Employee Profit Sharing Plan. This plan provides for profit sharing to be paid based solely on TI's operating margin for the full calendar year. Under this plan, TI must achieve a minimum threshold of 10 percent operating margin before any profit sharing is paid. At 10 percent operating margin, profit sharing will be 2 percent of eligible payroll. The maximum amount of profit sharing available under the plan is 20 percent of eligible payroll, which is paid only if TI's operating margin is at or above 35 percent for a full calendar year.

We recognized $143 million, $279 million and $102 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2011, 2010 and 2009, respectively.

7. Income taxes

Income before income taxes	U.S.	Non-U.S.	Total
2011	**$1,791**	**$1,164**	**$2,955**
2010	3,769	782	4,551
2009	1,375	642	2,017

Provision (benefit) for income taxes	U.S. Federal	Non-U.S.	U.S. State	Total
2011:				
Current	**$ 692**	**$138**	**$ 8**	**$ 838**
Deferred	**(154)**	**24**	**11**	**(119)**
Total	**$ 538**	**$162**	**$19**	**$ 719**
2010:				
Current	$1,401	$ 92	$18	$1,511
Deferred	(188)	(2)	2	(188)
Total	$1,213	$ 90	$20	$1,323
2009:				
Current	$ 318	$ 79	$ 4	$ 401
Deferred	124	23	(1)	146
Total	$ 442	$102	$ 3	$ 547

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2011	2010	2009
Computed tax at statutory rate	**$1,034**	$1,593	$ 706
Non-U.S. effective tax rates	**(245)**	(184)	(123)
U.S. R&D tax credit	**(58)**	(54)	(28)
U.S. tax benefit for manufacturing	**(31)**	(63)	(21)
Other	**19**	31	13
Total provision for income taxes	**$ 719**	$1,323	$ 547

The primary components of deferred income tax assets and liabilities were as follows:

	December 31, 2011	December 31, 2010
Deferred income tax assets:		
Inventories and related reserves	**$ 913**	$ 525
Postretirement benefit costs recognized in AOCI	**431**	404
Deferred loss and tax credit carryforwards	**400**	220
Stock-based compensation	**357**	357
Accrued expenses	**323**	251
Other	**217**	208
	2,641	1,965
Less valuation allowance	**(178)**	(3)
	2,463	1,962
Deferred income tax liabilities:		
Acquisition-related intangibles and fair-value adjustments	**(1,096)**	(21)
Accrued retirement costs (defined benefit and retiree health care)	**(180)**	(190)
Property, plant and equipment	**(147)**	(83)
International earnings	**(92)**	(26)
Other	**(60)**	(31)
	(1,575)	(351)
Net deferred income tax asset	**$ 888**	$1,611

As of December 31, 2011 and 2010, net deferred income tax assets of $888 million and $1.61 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.50 billion and $1.70 billion and deferred income tax liabilities of $607 million and $86 million, respectively. The decrease in net deferred income tax assets from December 31, 2010, to December 31, 2011, is due to the recording of $881 million of net deferred tax liabilities associated with the acquisition of National, partially offset by the $119 million deferred tax provision.

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. In 2011, we recognized a net increase of $175 million in our valuation allowance. This increase was due to valuation allowances on unutilized tax credits associated with the acquisition of National. While the net deferred assets of $2.46 billion at December 31, 2011, are not assured of realization, our assessment is that a valuation allowance is not required on this balance. This assessment is based on our evaluation of relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income.

We have U.S. and non-U.S. tax loss carryforwards of approximately $202 million, of which $124 million expire through the year 2021.

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $4.12 billion at December 31, 2011) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. The indefinitely reinvested earnings of our non-U.S. subsidiaries are primarily invested in tangible assets such as inventory and property, plant and equipment. Determination of the amount of unrecognized deferred income tax liability is not practical because of the complexities associated with its hypothetical calculation.

Cash payments made for income taxes, net of refunds, were $902 million, $1.47 billion and $331 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Uncertain tax positions

We operate in a number of tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. Before any benefit can be recorded in the financial statements, we must determine that it is "more likely than not" that a tax position will be sustained by the appropriate tax authorities. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E.

The changes in the total amounts of uncertain tax positions are summarized as follows:

	2011	2010	2009
Balance, January 1	**$103**	$ 56	$148
Additions based on tax positions related to the current year	**15**	12	10
Additions from the acquisition of National	**132**	—	—
Additions for tax positions of prior years	**3**	50	6
Reductions for tax positions of prior years	**(39)**	(12)	(18)
Settlements with tax authorities	**(4)**	(3)	(90)
Balance, December 31	**$210**	$103	$ 56
Interest income (expense) recognized in the year ended December 31	**$ 1**	$ (2)	$ —
Accrued interest payable (receivable) as of December 31	**$ 3**	$ (5)	$ (9)

The liability for uncertain tax positions and the accrued interest payable are components of Deferred credits and other liabilities on our December 31, 2011, balance sheet.

Within the $210 million liability for uncertain tax positions as of December 31, 2011, are uncertain tax positions totaling $233 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $83 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

Within the $103 million liability for uncertain tax positions as of December 31, 2010, are uncertain tax positions totaling $136 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $101 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

As of December 31, 2011, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Audits of our U.S. federal tax returns through 2006 have been completed except for certain pending tax treaty procedures for relief from double taxation. These procedures pertain to U.S. federal tax returns for the years 2003 through 2007.

In non-U.S. jurisdictions, the years open to audit represent the years still subject to the statute of limitations. With respect to major jurisdictions outside the U.S., our subsidiaries are no longer subject to income tax audits for years before 2004.

We are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next 12 months resulting from the eventual outcome of the years currently under audit or appeal. However, we do not anticipate any such outcome will result in a material change to our financial condition or results of operations. U.S. federal tax returns for recently acquired National are currently under audit for tax years through 2009. It is possible that issues that are the subject of that audit could be resolved in the next 12 months and result in a material change in our estimate of uncertain tax positions.

8. Financial instruments and risk concentration

Financial instruments

We hold derivative financial instruments such as forward foreign currency exchange contracts, interest rate swaps and forward purchase contracts, the fair value of which is not material at December 31, 2011. Our forward foreign currency exchange contracts outstanding at December 31, 2011, had a notional value of $516 million to hedge our non-U.S. dollar net balance sheet exposures (including $253 million to sell Japanese yen, $105 million to sell euros and $39 million to sell British pound sterling).

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our postretirement plan assets, contingent consideration and deferred compensation liabilities are carried at fair value, which is described in Note 9. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The carrying value of our long-term debt approximates the fair value.

Risk concentration

Financial instruments that could subject us to concentrations of credit risk are primarily cash, cash equivalents, short-term investments and accounts receivable. In order to manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to financial institutions rated no lower than A3/A-.

Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectability of accounts receivable. These allowances are deducted from accounts receivable on our Consolidated balance sheets.

Details of these allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged (Credited) to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2011	**$18**	**$ 1**	**$—**	**$19**
2010	23	(4)	(1)	18
2009	30	1	(8)	23

9. Valuation of debt and equity investments and certain liabilities

Debt and equity investments

We classify our investments as available for sale, trading, equity method or cost method. Most of our investments are classified as available for sale.

Available-for-sale and trading securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models (see fair-value discussion below). Unrealized gains and losses on available-for-sale securities are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated balance sheets. We record other-than-temporary losses (impairments) on available-for-sale securities in OI&E in our Consolidated statements of income.

We classify certain mutual funds as trading securities. These mutual funds hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of these mutual funds and the related deferred compensation liabilities in SG&A. Changes in the fair value of debt securities classified as trading securities are recorded in OI&E.

Our other investments are not measured at fair value but are accounted for using either the equity method or cost method. These investments consist of interests in venture capital funds and other non-marketable equity securities. Gains and losses from equity method investments are reflected in OI&E based on our ownership share of the investee's financial results. Gains and losses on cost method investments are recorded in OI&E when realized or when an impairment of the investment's value is warranted based on our assessment of the recoverability of each investment.

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2011			December 31, 2010		
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:						
Available-for-sale securities						
Money market funds	**$ 55**	**$ —**	**$ —**	$ 167	$ —	$ —
Corporate obligations	**135**	**159**	**—**	44	649	—
U.S. Government agency and Treasury securities	**430**	**1,691**	**—**	855	1,081	—
Auction-rate securities	**—**	**—**	**41**	—	23	257
Trading securities						
Auction-rate securities	**—**	**93**	**—**	—	—	—
Mutual funds	**—**	**—**	**169**	—	—	139
Total	**620**	**1,943**	**210**	1,066	1,753	396
Other measurement basis:						
Equity-method investments	**—**	**—**	**32**	—	—	36
Cost-method investments	**—**	**—**	**23**	—	—	21
Cash on hand	**372**	**—**	**—**	253	—	—
Total	**$992**	**$1,943**	**$265**	$1,319	$1,753	$453
Amounts included in AOCI from available-for-sale securities:						
Unrealized gains (pre-tax)	**$ —**	**$ —**	**$ —**	$ —	$ 1	$ —
Unrealized losses (pre-tax)	**$ —**	**$ —**	**$ 5**	$ —	$ 1	$ 22

As of December 31, 2011 and 2010, the majority of unrealized losses included in AOCI were associated with auction-rate securities classified as securities that are available for sale. We have determined that our available-for-sale investments with unrealized losses are not other-than-temporarily impaired as we expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments, before a recovery of the cost basis. In the second quarter of 2011, we recategorized certain auction-rate securities from an available-for-sale classification to a trading classification, as we intend to sell them. For the year ended December 31, 2011, we did not recognize in earnings any credit losses related to these investments.

Proceeds from sales, redemptions and maturities of short-term available-for-sale securities, excluding cash equivalents, were $3.55 billion, $2.56 billion and $2.03 billion in 2011, 2010 and 2009, respectively. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available for sale at December 31, 2011:

Due	**Fair Value**
One year or less	$1,902
One to three years	568
Greater than three years (auction-rate securities)	41

Gross realized gains and losses from sales of long-term investments were not significant for 2011, 2010 or 2009. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $2 million, $1 million and $14 million in 2011, 2010 and 2009, respectively.

Fair-value considerations

We measure and report certain financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy discussed below indicates the extent and level of judgment used to estimate fair-value measurements.

Level 1 – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Our Level 2 assets consist of corporate obligations, some U.S. government agency securities and auction-rate securities that have been called for redemption. We utilize a third-party data service to provide Level 2 valuations, verifying these valuations for reasonableness relative to unadjusted quotes obtained from brokers or dealers based on observable prices for similar assets in active markets.

Level 3 – Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

Our auction-rate securities are primarily classified as Level 3 assets. Auction-rate securities are debt instruments with variable interest rates that historically would periodically reset through an auction process. These auctions have not functioned since 2008. There is no active secondary market for these securities, although limited observable transactions do occasionally occur. As a result, we use a discounted cash flow model to determine the estimated fair value of these investments as of each quarter end. The assumptions used in preparing the discounted cash flow model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans and additional credit enhancements provided through other means; and, publicly available pricing data for student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the reduced liquidity for auction-rate securities. To date, we have collected all interest on all of our auction-rate securities when due and expect to continue to do so in the future.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2011	Level 1	Level 2	Level 3
Assets				
Money market funds	$ 55	$ 55	$ —	$ —
Corporate obligations	294	—	294	—
U.S. Government agency and Treasury securities	2,121	606	1,515	—
Auction-rate securities	134	—	—	134
Mutual funds	169	169	—	—
Total assets	$2,773	$ 830	$1,809	$134
Liabilities				
Deferred compensation	$ 191	$ 191	$ —	$ —
Total liabilities	$ 191	$ 191	$ —	$ —

	Fair Value December 31, 2010	Level 1	Level 2	Level 3
Assets				
Money market funds	$ 167	$ 167	$ —	$ —
Corporate obligations	693	—	693	—
U.S. Government agency and Treasury securities	1,936	1,120	816	—
Auction-rate securities	280	—	23	257
Mutual funds	139	139	—	—
Total assets	$3,215	$1,426	$1,532	$257
Liabilities				
Contingent consideration	$ 8	$ —	$ —	$ 8
Deferred compensation	159	159	—	—
Total liabilities	$ 167	$ 159	$ —	$ 8

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2011 and 2010. The transfer of auction-rate securities into Level 2 was the result of these securities being called for redemption and all were subsequently redeemed.

	Level 3	
	Auction-rate Securities	Contingent Consideration
Balance, December 31, 2009	$ 458	$ 18
Change in fair value of contingent consideration – included in operating profit	—	(10)
Change in unrealized loss – included in AOCI	10	—
Redemptions and sales	(188)	—
Transfers into Level 2	(23)	—
Balance, December 31, 2010	257	8
Change in fair value of contingent consideration – included in operating profit	**—**	**(8)**
Change in unrealized loss – included in AOCI	**(1)**	**—**
Redemptions and sales	**(122)**	**—**
Balance, December 31, 2011	**$ 134**	**$ —**

10. Acquisitions and divestitures other than National

Acquisitions

In October 2010, we acquired our first semiconductor manufacturing site in China, located in the Chengdu High-tech Zone. This included a fully equipped and operational 200-millimeter wafer fabrication facility (fab), as well as a non-operating fab that is being held for future capacity expansion. Additionally, we offered employment to the majority of existing employees at the Chengdu site. We provided transitional supply services through the middle of 2011, while also installing our analog production processes. This acquisition, which was recorded as a business combination, used net cash of $140 million. As contractually agreed, we made an additional payment to the seller in October 2011. We recorded $158 million of property, plant and equipment, $5 million of inventory, $4 million of other assets and $8 million of expenses. Operating results for the transitional supply services are included in Other. Additionally, we incurred acquisition costs of $2 million.

In August 2010, we completed the acquisition of two wafer fabs and equipment in Aizu-Wakamatsu, Japan, for net cash of $130 million. The terms of the acquisition included an operational 200-millimeter fab as well as a non-operating fab capable of either 200-or 300-millimeter production that is being held for future capacity expansion. Additionally, we offered employment to the existing employees at the Aizu site. We provided transitional supply services through 2011, while also installing our analog production processes.

The acquisition of the two Aizu wafer fabs and related 200-millimeter equipment was recorded as a business combination for net cash of $59 million. We recorded $42 million of property, plant and equipment, $9 million of inventory and $8 million of expenses, which were charged to COR. Operating results for the transitional supply services are included in Other. In connection with the Aizu acquisition, we also settled a contractual arrangement with a third party for our benefit for net cash of $12 million, which was recorded as a charge in COR in Other. Additionally, we incurred acquisition-related costs of $1 million, which were recorded in SG&A. The Aizu acquisition also included 300-millimeter production tools, which we recorded as a capital purchase for net cash of $58 million.

In 2009, we acquired Luminary Micro for net cash of $51 million and other consideration of $7 million. These operations were integrated into our Embedded Processing segment. We also acquired CICLON Semiconductor Device Corporation for net cash of $104 million and other consideration of $7 million. These operations were integrated into our Analog segment.

The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Pro forma financial information would not be materially different from amounts reported.

Divestitures

In November 2010, we divested a product line previously included in Other for $148 million and recognized a gain in operating profit of $144 million. This appears in the Consolidated statements of income on the Acquisition charges/divestiture (gain) line for 2010.

11. Goodwill and acquisition-related intangibles

The following table summarizes the changes in goodwill by segment for the years ended December 31, 2011 and 2010:

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2009	$ 638	$172	$82	$34	$ 926
Adjustments	(8)	—	8	(2)	(2)
Goodwill, December 31, 2010	630	172	90	32	924
Additions from acquisitions	**3,528**	**—**	**—**	**—**	**3,528**
Goodwill, December 31, 2011	**$4,158**	**$172**	**$90**	**$32**	**$4,452**

There was no impairment of goodwill during 2011 or 2010. In the first quarter of 2010, we transferred a low-power wireless product line, including the associated goodwill, from the Analog segment to the Wireless segment. We reduced goodwill in Other by $2 million, which was related to the divestiture noted in Note 10. The addition to Analog goodwill was from the National acquisition.

In 2011, we recognized intangible assets associated with the National acquisition of $2.96 billion, primarily for developed technology and customer relationships. In 2010, we had no additional intangible assets from an acquisition.

ANNUAL REPORT

The following table shows the components of acquisition-related intangible assets as of December 31, 2011 and 2010:

	Amortization Period (Years)	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2011 Net	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization	December 31, 2010 Net
Acquisition-related intangibles:							
Developed technology	4 - 10	**$2,089**	**$ 91**	**$1,998**	$155	$100	$55
Customer relationships	5 - 8	**822**	**34**	**788**	26	18	8
Other intangibles	2 - 10	**50**	**29**	**21**	34	21	13
In-process R&D	(a)	**93**	**—**	**93**	—	—	—
Total		**$3,054**	**$154**	**$2,900**	$215	$139	$76

(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

Amortization of acquisition-related intangibles was $111 million, $48 million and $48 million for 2011, 2010 and 2009, respectively, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2012	$ 342
2013	335
2014	321
2015	319
2016	318
Thereafter	1,265

12. Postretirement benefit plans

Plan descriptions

We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements. As a part of the National acquisition, we assumed the assets and liabilities of its defined benefit plans, primarily those associated with the United Kingdom and Germany.

U.S. retirement plans:

Principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans (all of which were closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pre-tax contributions to various investment choices, including a TI common stock fund. Employees who elected to continue accruing a benefit in the qualified defined benefit pension plans may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2 percent of the employee's annual eligible earnings. Employees who elected not to continue accruing a benefit in the defined benefit pension plans, and employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2 percent of the employee's annual eligible earnings, plus an employer-matching contribution of up to 4 percent of the employee's annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2 percent of the employee's annual eligible earnings.

At December 31, 2011 and 2010, as a result of employees' elections, TI's U.S. defined contribution plans held shares of TI common stock totaling 22 million shares and 24 million shares valued at $639 million and $792 million, respectively. Dividends paid on these shares for 2011 and 2010 were $13 million for each year.

Our aggregate expense for the U.S. defined contribution plans was $55 million in 2011, $50 million in 2010 and $51 million in 2009.

Benefits under the qualified defined benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of applicable local laws and regulations, plus such additional amounts as we deem appropriate. The non-qualified defined benefit plans are unfunded and closed to new participants.

U.S. retiree health care benefit plan:

U.S. employees who meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee's date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan's participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

Non-U.S. retirement plans:

We provide retirement coverage for non-U.S. employees, as required by local laws or to the extent we deem appropriate, through a number of defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

As of December 31, 2011 and 2010, as a result of employees' elections, TI's non-U.S. defined contribution plans held TI common stock valued at $12 million and $14 million, respectively. Dividends paid on these shares of TI common stock for 2011 and 2010 were not material.

Effect on the statements of income and balance sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 22**	$ 20	$ 20	**$ 4**	$ 4	$ 4	**$ 41**	$ 37	$ 40
Interest cost	**46**	45	49	**25**	26	26	**69**	62	62
Expected return on plan assets	**(45)**	(49)	(49)	**(21)**	(23)	(28)	**(83)**	(73)	(69)
Amortization of prior service cost (credit)	**1**	1	1	**2**	2	2	**(4)**	(3)	(3)
Recognized net actuarial loss	**23**	22	18	**13**	12	8	**40**	30	34
Net periodic benefit cost	**47**	39	39	**23**	21	12	**63**	53	64
Settlement charges (a)	**—**	37	13	**—**	—	—	**—**	—	15
Curtailment charges (credits)	**—**	—	—	**5**	—	2	**2**	—	(9)
Special termination benefit charges	**4**	—	6	**—**	—	—	**—**	—	3
Total, including charges	**$ 51**	$ 76	$ 58	**$ 28**	$ 21	$ 14	**$ 65**	$ 53	$ 73

(a) Includes restructuring and non-restructuring related settlement charges.

Expenses associated with National's plans for the period from the acquisition date to December 31, 2011, were $2 million for non-U.S. defined benefit plans. National had no defined benefit plans in the U.S.

For the U.S. qualified pension and retiree health care plans, the expected return on the plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

ANNUAL REPORT

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
	2011	2010	2011	2010	2011	2010
Change in plan benefit obligation:						
Benefit obligation at beginning of year	**$880**	$ 860	**$473**	$472	**$2,217**	$1,945
Service cost	**22**	20	**4**	4	**41**	37
Interest cost	**46**	45	**25**	26	**69**	62
Participant contributions	**—**	—	**18**	17	**1**	3
Benefits paid	**(52)**	(6)	**(43)**	(45)	**(72)**	(70)
Medicare subsidy	**—**	—	**4**	3	**—**	—
Actuarial (gain) loss	**61**	92	**19**	(4)	**91**	132
Settlements	**—**	(131)	**—**	—	**(1)**	—
Curtailments	**(2)**	—	**4**	—	**(3)**	—
Assumed with National acquisition	**—**	—	**—**	—	**301**	—
Special termination benefits	**4**	—	**—**	—	**—**	—
Plan amendments	**—**	—	**17**	—	**—**	(1)
Effects of exchange rate changes	**—**	—	**—**	—	**104**	109
Benefit obligation at end of year (BO)	**$959**	$ 880	**$521**	$473	**$2,748**	$2,217
Change in plan assets:						
Fair value of plan assets at beginning of year	**$833**	$ 859	**$404**	$374	**$1,835**	$1,672
Actual return on plan assets	**106**	76	**6**	25	**53**	95
Employer contributions (funding of qualified plans)	**25**	30	**46**	33	**72**	53
Employer contributions (payments for non-qualified plans)	**2**	5	**—**	—	**—**	—
Participant contributions	**—**	—	**18**	17	**1**	3
Assumed with National acquisition	**—**	—	**—**	—	**235**	—
Benefits paid	**(52)**	(6)	**(43)**	(45)	**(72)**	(70)
Settlements	**—**	(131)	**—**	—	**(1)**	—
Effects of exchange rate changes	**—**	—	**—**	—	**88**	82
Fair value of plan assets at end of year (FVPA)	**$914**	$ 833	**$431**	$404	**$2,211**	$1,835
Funded status (FVPA – BO) at end of year	**$ (45)**	$ (47)	**$ (90)**	$ (69)	**$ (537)**	$ (382)

Amounts recognized on the balance sheet as of December 31, 2011, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	**$ 11**	**$ —**	**$ 29**	**$ 40**
Accrued expenses and other liabilities	**(2)**	**—**	**(9)**	**(11)**
Underfunded retirement plans	**(54)**	**(90)**	**(557)**	**(701)**
Funded status (FVPA – BO) at end of year	**$(45)**	**$(90)**	**$(537)**	**$(672)**

Amounts recognized on the balance sheet as of December 31, 2010, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$ 1	$ —	$ 30	$ 31
Accrued expenses and other liabilities	(3)	—	(7)	(10)
Underfunded retirement plans	(45)	(69)	(405)	(519)
Funded status (FVPA – BO) at end of year	$(47)	$(69)	$(382)	$(498)

Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $875 million and $813 million at year-end 2011 and 2010, respectively, for the U.S. defined benefit plans, and $2.54 billion and $2.02 billion at year-end 2011 and 2010, respectively, for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2011 and 2010, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total	
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2010 (net of tax)	$157	$ 1	$126	$ 6	$421	$(23)	$704	$(16)
Changes in AOCI by category in 2011								
Annual adjustments	(3)	—	34	17	158	(3)	189	14
Reclassification of recognized transactions	(23)	(1)	(12)	(4)	(40)	3	(75)	(2)
Less tax expense (benefit)	9	—	(8)	(5)	(39)	—	(38)	(5)
Total change to AOCI in 2011	(17)	(1)	14	8	79	—	76	7
AOCI balance, December 31, 2011 (net of tax)	$140	$—	$140	$14	$500	$(23)	$780	$ (9)

The estimated amounts of net actuarial loss and unrecognized prior service cost (credit) included in AOCI as of December 31, 2011, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $16 million and $1 million for the U.S. defined benefit plans; $13 million and $4 million for the U.S. retiree health care plan; and $48 million and ($4) million for the non-U.S. defined benefit plans.

Information on plan assets

We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets as of December 31, 2011 and 2010, using the same three-level hierarchy of fair-value inputs described in Note 9.

	Fair Value at December 31, 2011	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan				
Money market funds	$ 23	$ —	$ 23	$—
U.S. Government agency and Treasury securities	266	244	22	—
U.S. bond funds	309	—	309	—
U.S. equity funds and option collars	229	—	229	—
International equity funds	52	—	52	—
Limited partnerships	35	—	—	35
Total	$ 914	$244	$ 635	$35
Assets of U.S. retiree health care plan				
Money market funds	$ 50	$ —	$ 50	$—
U.S. bond funds	175	175	—	—
U.S. equity funds and option collars	159	40	119	—
International equity funds	47	—	47	—
Total	$ 431	$215	$ 216	$—
Assets of non-U.S. defined benefit plans				
Money market funds	$ 50	$ 41	$ 9	$—
Local market bond funds	1,129	209	920	—
International/global bond funds	335	3	332	—
Local market equity funds	133	13	120	—
International/global equity funds	521	136	385	—
Other investments	43	—	25	18
Total	$2,211	$402	$1,791	$18

	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan				
Money market funds	$ 43	$ —	$ 43	$—
U.S. Government agency and Treasury securities	220	196	24	—
U.S. bond funds	281	—	281	—
U.S. equity funds and option collars	195	—	195	—
International equity funds	60	—	60	—
Limited partnerships	34	—	—	34
Total	$ 833	$ 196	$ 603	$ 34
Assets of U.S. retiree health care plan				
Money market funds	$ 41	$ —	$ 41	$—
U.S. bond funds	165	165	—	—
U.S. equity funds and option collars	144	41	103	—
International equity funds	54	—	54	—
Total	$ 404	$ 206	$ 198	$—
Assets of non-U.S. defined benefit plans				
Money market funds	$ 19	$ —	$ 19	$—
Local market bond funds	669	—	669	—
International/global bond funds	211	—	211	—
Local market equity funds	300	42	258	—
International/global equity funds	555	—	555	—
Other investments	81	—	30	51
Total	$1,835	$ 42	$1,742	$ 51

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. In recent years, our investment policy has shifted toward a closer matching of the interest rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility. For the U.S. plans, we utilize an option collar strategy to reduce the volatility of returns on investments in U.S. equity funds.

The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and diversified hedge and property funds in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models.

The following table summarizes the change in the fair values for Level 3 plan assets for the years ending December 31, 2011 and 2010:

	Level 3 Plan Assets	
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2009	$ 34	$ 49
Redemptions	—	(4)
Unrealized gain	—	6
Balance, December 31, 2010	34	51
Redemptions	**—**	**(51)**
Unrealized gain	**1**	**—**
Assumed with National acquisition	**—**	**18**
Balance, December 31, 2011	**$ 35**	**$ 18**

Assumptions and investment policies

	Defined Benefit		U.S. Retiree Health Care	
	2011	2010	2011	2010
Weighted average assumptions used to determine benefit obligations:				
U.S. discount rate	**4.92%**	5.58%	**4.89%**	5.48%
Non-U.S. discount rate	**2.89%**	2.79%		
U.S. average long-term pay progression	**3.50%**	3.40%		
Non-U.S. average long-term pay progression	**3.18%**	3.24%		
Weighted average assumptions used to determine net periodic benefit cost:				
U.S. discount rate	**5.58%**	5.61%	**5.48%**	5.54%
Non-U.S. discount rate	**2.79%**	3.23%		
U.S. long-term rate of return on plan assets	**6.25%**	6.50%	**5.50%**	6.00%
Non-U.S. long-term rate of return on plan assets	**4.17%**	4.23%		
U.S. average long-term pay progression	**3.40%**	3.00%		
Non-U.S. average long-term pay progression	**3.24%**	3.06%		

We utilize a variety of methods to select an appropriate discount rate depending on the depth of the corporate bond market in the country in which the benefit plan operates. In the U.S., we use a settlement approach whereby a portfolio of bonds is selected from the universe of actively traded high-quality U.S. corporate bonds. The selected portfolio is designed to provide cash flows sufficient to pay the plan's expected benefit payments when due. The resulting discount rate reflects the rate of return of the selected portfolio of bonds. For our non-U.S. locations with a sufficient number of actively traded high-quality bonds, an analysis is performed in which the projected cash flows from the defined benefit plans are discounted against a yield curve constructed with an appropriate universe of high-quality corporate bonds available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. Both the settlement approach and the yield curve approach produce a discount rate that recognizes each plan's distinct liability characteristics. For countries that lack a sufficient corporate bond market, a government bond index adjusted for an appropriate risk premium is used to establish the discount rate.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. We adjust the results for the payment of reasonable expenses of the plan from plan assets. We believe our assumptions are appropriate based on the investment mix and long-term nature of the plans' investments.

Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets.

Asset category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Equity securities	35%	50%	25% - 60%
Fixed income securities and cash equivalents	65%	50%	40% - 75%

We intend to rebalance the plans' investments when they are not within the target allocation ranges. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of each plan. Most of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts.

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
Asset category	2011	2010	2011	2010	2011	2010
Equity securities	**35%**	35%	**48%**	49%	**32%**	49%
Fixed income securities	**63%**	60%	**41%**	41%	**66%**	50%
Cash equivalents	**2%**	5%	**11%**	10%	**2%**	1%

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2011, we do not expect to return any of the plans' assets to TI in the next 12 months.

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $120 million to our retirement benefit plans in 2012.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Almost all of the payments will be made from plan assets and not from company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2012	$160	$ 35	$ (4)	$ 77
2013	92	37	(4)	80
2014	91	39	(4)	82
2015	94	41	(2)	89
2016	95	43	(2)	92
2017–2021	451	213	(10)	525

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are as follows:

	2011	2010
Assumed health care cost trend rate for next year	**9.0%**	9.0%
Ultimate trend rate	**5.0%**	5.0%
Year in which ultimate trend rate is reached	**2017**	2016

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2011, by $28 million or $24 million and increased or decreased the service cost and interest cost components of 2011 plan expense by $1 million.

Deferred compensation arrangements

We have a deferred compensation plan, which allows U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant's distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.

As of December 31, 2011, our liability to participants of the deferred compensation plan was $150 million and is recorded in Deferred credits and other liabilities on our Consolidated balance sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. No assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in fair values of this liability, we invest in similar mutual funds that are recorded in Long-term investments. We record changes in the fair value of the liability and the related investment in SG&A (see Note 9).

In connection with the National acquisition, we assumed its deferred compensation plan. As of December 31, 2011, this consisted of $41 million of obligations and matching assets held in a Rabbi trust. No further contributions will be made into this plan.

13. Debt and lines of credit

Debt balances include amounts assumed related to the National acquisition measured at fair value as of the acquisition date.

Short-term borrowings

We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2011, we had a variable-rate revolving credit facility that allows us to borrow up to $920 million through August 2012. We have a second variable-rate revolving credit facility that allows us to borrow an additional $1 billion until July 2012. These facilities carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR).

On July 14, 2011, for general corporate purposes and to maintain cash balances at desired levels, we issued an aggregate of $1.2 billion of commercial paper, which was supported by these existing revolving credit facilities. During the fourth quarter, we repaid $200 million of those borrowings. As of December 31, 2011, the balance of commercial paper outstanding was $1.0 billion. The weighted-borrowing rate for the commercial paper outstanding as of December 31, 2011, was 0.25 percent.

ANNUAL REPORT

Long-term debt

On May 23, 2011, we issued fixed- and floating-rate long-term debt to help fund the National acquisition. The proceeds of the offering were $3.497 billion, net of the original issuance discount. We also incurred $12 million of issuance costs that are included in Other assets and will be amortized to Interest and debt expense over the term of the debt.

In connection with this issuance, we also entered into an interest rate swap transaction related to the $1.0 billion floating-rate debt due 2013. Under this swap agreement, we will receive variable payments based on three-month LIBOR rates and pay a fixed rate through May 15, 2013. Changes in the cash flows of the interest rate swap are expected to exactly offset the changes in cash flows attributable to fluctuations in the three-month LIBOR-based interest payments. We have designated this interest rate swap as a cash flow hedge and record changes in its fair value in AOCI. The net effect of this swap is to convert the $1.0 billion floating-rate debt to a fixed-rate obligation bearing a rate of 0.922 percent.

At the acquisition date, we assumed $1.0 billion of outstanding National debt with a fair value of $1.105 billion. The excess of the fair value over the stated value will be amortized as a reduction of interest and debt expense over the term of the related debt.

The following table summarizes the total long-term debt outstanding as of December 31, 2011:

Notes due 2012 at 6.15% (assumed with National acquisition)	$ 375
Floating-rate notes due 2013 (swapped to a 0.922% fixed rate)	1,000
Notes due 2013 at 0.875%	500
Notes due 2014 at 1.375%	1,000
Notes due 2015 at 3.95% (assumed with National acquisition)	250
Notes due 2016 at 2.375%	1,000
Notes due 2017 at 6.60% (assumed with National acquisition)	375
	4,500
Add net unamortized premium (assumed with National acquisition)	93
Less current portion of long-term debt	(382)
Total long-term debt	$4,211

As of December 31, 2010, we had no outstanding debt. Interest incurred on debt and amortization of debt expense was $42 million in 2011. Interest incurred in 2010 and 2009 was not material. Cash payments for interest on long-term debt were $54 million in 2011.

14. Commitments and contingencies

Operating leases

We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $109 million, $100 million and $114 million in 2011, 2010 and 2009, respectively.

Capitalized software licenses

We have licenses for certain internal-use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our Consolidated balance sheets, depending on the contractual timing of the payment.

Purchase commitments

Some of our purchase commitments entered in the ordinary course of business provide for minimum payments. At December 31, 2011, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2012	$102	$73	$215
2013	77	35	97
2014	55	31	20
2015	48	12	4
2016	36	—	2
Thereafter	118	—	10

Indemnification guarantees
We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities
We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our financial condition, results of operations or liquidity. Consistent with general industry practice, we enter into formal contracts with certain customers that include negotiated warranty remedies. Typically, under these agreements our warranty for semiconductor products includes: three years coverage; an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may exceed the price of our products.

General
We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our financial condition, results of operations or liquidity. From time to time, we also negotiate contingent consideration payment arrangements associated with certain acquisitions, which are recorded at fair value.

Discontinued operations indemnity
In connection with the 2006 sale of the former Sensors & Controls (S&C) business, we have agreed to indemnify Sensata Technologies, Inc., for specified litigation matters and certain liabilities, including environmental liabilities. In a settlement with a third party, we have agreed to indemnify that party for certain events relating to S&C products, which events we consider remote. We believe our total remaining potential exposure from both of these indemnities will not exceed $200 million. As of December 31, 2011, we believe future payments related to these indemnity obligations will not have a material effect on our financial condition, results of operations or liquidity.

15. Stockholders' equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Treasury shares acquired in connection with the board-authorized stock repurchase program in 2011, 2010 and 2009 were 59,466,168 shares, 93,522,896 shares and 45,544,800 shares, respectively. As of December 31, 2011, $5.7 billion of stock repurchase authorizations remain, and no expiration date has been specified.

16. Supplemental financial information

Other income (expense) net	2011	2010	2009
Interest income	**$11**	$13	$24
Other (a)	**(6)**	24	2
Total	**$ 5**	$37	$26

(a) Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2011, the aggregate amount of non-cancellable future lease payments to be received from these leases is $84 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses from our equity method investments; realized gains and losses associated with former equity investments; gains and losses related to former businesses; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments, primarily forward foreign currency exchange contracts. 2011 also includes an expense associated with a settlement related to a divested business.

Property, plant and equipment at cost	Depreciable Lives (Years)	December 31, 2011	December 31, 2010
Land	—	**$ 188**	$ 92
Buildings and improvements	5-40	**2,998**	2,815
Machinery and equipment	3-10	**3,947**	4,000
Total		**$7,133**	$6,907

Authorizations for property, plant and equipment expenditures in future years were $249 million at December 31, 2011.

Accrued expenses and other liabilities

	December 31, 2011	December 31, 2010
Customer incentive programs and allowances	**$190**	$118
Severance and related expenses	**140**	19
Property and other non-income taxes	**98**	108
Other	**367**	377
Total	**$795**	$622

Accumulated other comprehensive income (loss), net of taxes

	December 31, 2011	December 31, 2010
Unrealized losses on available-for-sale investments	**$ (3)**	$ (13)
Postretirement benefit plans:		
Net actuarial loss	**(780)**	(704)
Net prior service credit	**9**	16
Cash flow hedge derivative	**(2)**	—
Total	**$(776)**	$(701)

17. Segment and geographic area data

Reportable segments

Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major categories of products having unique design and development requirements, are as follows:

Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Analog includes the following major product lines: HVAL, Power, HPA and SVA.

Embedded Processing – Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell catalog Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless – Growth in the wireless market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today's smartphones and tablets use an applications processor to run the device's software operating system and enable expanded functionality. Many wireless devices also use other semiconductors to enable wireless connectivity using technologies such as Bluetooth®, WiFi networks, GPS, and Near Field Communications. Our OMAP applications processors and connectivity products enable us to take advantage of the increasing demand for more powerful and more functional mobile devices. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes. Our Wireless portfolio includes both catalog products and custom products. Wireless also includes baseband products, which allow a cell phone to connect to the cellular network. We are no longer investing in the development of baseband products, and almost all of our current baseband products are sold to a single customer.

Other

In addition to our reportable segments, we also have Other. Other includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used in projectors to create high-definition images), custom semiconductors known as ASICs, and our handheld graphing and scientific calculators.

Other also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements that we may enter into in connection with acquisitions and divestitures. Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for these few unallocated items, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

Acquisition charges related to National are also recorded in Other in 2011, as detailed in Note 2. The expenses associated with the recognition of fair-value write-up of both inventory and property, plant and equipment are recorded in Other as well. Inventory-related expense was classified in COR as the inventory was sold. The property, plant and equipment-related expense is primarily recognized in COR.

Losses associated with the earthquake in Japan and Restructuring charges related to the 2011 announced actions in Hiji, Japan, and Houston, Texas, are also included in Other. See Notes 3 and 4 for additional information.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information

	Analog	Embedded Processing	Wireless	Other	Total
Revenue					
2011	**$6,375**	**$2,110**	**$2,518**	**$2,732**	**$13,735**
2010	5,979	2,073	2,978	2,936	13,966
2009	4,202	1,471	2,626	2,128	10,427
Operating profit					
2011	**$1,693**	**$ 368**	**$ 412**	**$ 519**	**$ 2,992**
2010	1,876	491	683	1,464	4,514
2009	770	194	315	712	1,991

Geographic area information

The following geographic area data include revenue, based on product shipment destination and royalty payor location, and property, plant and equipment, based on physical location:

	U.S.	Asia	Europe	Japan	Rest of World	Total
Revenue						
2011	**$1,468**	**$8,619**	**$1,822**	**$1,462**	**$364**	**$13,735**
2010	1,539	8,903	1,760	1,366	398	13,966
2009	1,140	6,575	1,408	976	328	10,427
Property, plant and equipment, net						
2011	**$2,159**	**$1,739**	**$ 276**	**$ 228**	**$ 26**	**$ 4,428**
2010	1,694	1,575	139	249	23	3,680
2009	1,727	1,013	161	244	13	3,158

Major customer

Sales to the Nokia group of companies, including sales to indirect contract manufacturers, accounted for 13 percent, 19 percent and 24 percent of our 2011, 2010 and 2009 revenue, respectively. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 24, 2012

Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in *Internal Control – Integrated Framework*.

We acquired National Semiconductor Corporation (National) on September 23, 2011. We excluded from our assessment the internal control over financial reporting of National. National's results since the acquisition date are included in the December 31, 2011, consolidated financial statements of TI and constituted approximately 4 percent and 5 percent of total assets and net assets, respectively, as of December 31, 2011, and approximately 2 percent of revenue for the year then ended. See Note 2 to the financial statements included elsewhere in this annual report for a discussion of this acquisition.

Based on our assessment we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on the COSO criteria.

TI's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

Report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report by management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report by management on internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of National Semiconductor Corporation, which is included in the December 31, 2011, consolidated financial statements of Texas Instruments Incorporated and constituted approximately 4 percent and 5 percent of total and net assets, respectively, as of December 31, 2011, and approximately 2 percent of revenue for the year then ended. Our audit of internal control over financial reporting of Texas Instruments Incorporated also did not include an evaluation of the internal control over financial reporting of National Semiconductor Corporation.

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 24, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 24, 2012

Summary of selected financial data

[Millions of dollars, except share and per-share amounts]

	For Years Ended December 31,				
	2011	2010	2009	2008	2007
Revenue	$ 13,735	$ 13,966	$ 10,427	$ 12,501	$ 13,835
Operating costs and expenses (a) (b) (c)	10,743	9,452	8,436	10,064	10,338
Operating profit	2,992	4,514	1,991	2,437	3,497
Other income (expense) net (d)	(37)	37	26	44	195
Income from continuing operations before income taxes	2,955	4,551	2,017	2,481	3,692
Provision for income taxes	719	1,323	547	561	1,051
Income from continuing operations	2,236	3,228	1,470	1,920	2,641
Income from discontinued operations, net of income taxes	—	—	—	—	16
Net income	$ 2,236	$ 3,228	$ 1,470	$ 1,920	$ 2,657
Basic income from continuing operations per common share	$ 1.91	$ 2.66	$ 1.16	$ 1.46	$ 1.86
Diluted income from continuing operations per common share	$ 1.88	$ 2.62	$ 1.15	$ 1.44	$ 1.82
Dividends declared per common share	$ 0.56	$ 0.49	$ 0.45	$ 0.41	$ 0.30
Average dilutive potential common shares outstanding during year, in thousands	1,171,364	1,212,940	1,268,533	1,321,250	1,444,163

(a) In 2011, we acquired National and incurred acquisition-related charges of $426 million.
(b) Includes Restructuring charges of $112 million, $33 million, $212 million, $254 million and $52 million in 2011, 2010, 2009, 2008 and 2007, respectively.
(c) Includes gains from the divestiture of product lines of $144 million in 2010 and $39 million in 2007.
(d) Includes Interest and debt expense of $42 million in 2011.

	December 31,				
	2011	2010	2009	2008	2007
Working capital	$ 4,329	$ 5,079	$ 4,527	$ 4,258	$ 4,893
Property, plant and equipment, net	4,428	3,680	3,158	3,304	3,609
Total assets	20,497	13,401	12,119	11,923	12,667
Long-term debt	4,211	—	—	—	—
Stockholders' equity	10,952	10,437	9,722	9,326	9,975
Employees	34,759	28,412	26,584	29,537	30,175
Stockholders of record	19,733	20,525	24,190	25,107	26,037

	For Years Ended December 31,				
	2011	2010	2009	2008	2007
Net cash provided by operating activities	$3,256	$3,820	$2,643	$3,330	$4,407
Capital expenditures	816	1,199	753	763	686
Dividends declared and paid	644	592	567	537	425
Stock repurchases	1,973	2,454	954	2,122	4,886

See Notes to financial statements and Management's discussion and analysis of financial condition and results of operation.

Management's discussion and analysis of financial condition and results of operations

The following should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. All dollar amounts in the tables in this discussion are stated in millions of U.S. dollars, except per-share amounts.

Overview

We design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930. We are incorporated in Delaware, headquartered in Dallas, Texas, and have design, manufacturing or sales operations in more than 35 countries. We have four segments: Analog, Embedded Processing, Wireless and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.

We were the world's fourth largest semiconductor company in 2011 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.

On September 23, 2011, we completed the acquisition of National Semiconductor Corporation (National). The acquisition has brought to TI a portfolio of thousands of analog products, strong customer design tools and additional manufacturing capacity, and is consistent with our strategy to grow our Analog business. The results of National's operations from the acquisition date are included in our Analog segment under the name Silicon Valley Analog.

Product information

Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as "chips") that combine multiple transistors on a single piece of material to form a complete electronic circuit. Our products, more than 80,000 in number, are integrated circuits that are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. This broad portfolio includes products that are integral to almost all electronic equipment.

We sell custom and catalog semiconductor products. Custom products are designed for a specific customer for a specific application, are sold only to that customer and are typically sold directly to the customer. The life cycles of custom products are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months. Catalog products are designed for use by many customers and/or many applications and are generally sold through both distribution and direct channels. They include both proprietary and commodity products. The life cycles of catalog products are generally longer than for custom products.

Additional information regarding each segment's products follows.

Analog

Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales to our Analog segment's more than 90,000 customers generated about 47 percent of our revenue in 2011. According to external sources, the worldwide market for analog semiconductors was about $43 billion in 2011. Our Analog segment's revenue in 2011 was about $6.5 billion, or about 15 percent of this fragmented market, the leading position. We believe that we are well positioned to increase our market share over time.

Our Analog segment includes the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA).

HVAL products: These include both high-volume analog products and logic and standard linear products. High-volume analog includes products for specific applications, including custom products. The life cycles of our high-volume analog products are generally shorter than most of our other Analog product lines. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. Logic and standard linear includes commodity products marketed to many different customers for many different applications.

Power products: These include both catalog and custom semiconductors that help customers manage power in any type of electronic system. We design and manufacture power management semiconductors for both portable devices (battery-powered devices, such as handheld consumer electronics, laptop computers and cordless power tools) and line-powered systems (products that require an external electrical source, such as computers, digital TVs, wireless basestations and high-voltage industrial equipment).

HPA products: These include catalog analog semiconductors, such as amplifiers, data converters and interface semiconductors, that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. HPA products generally have long life cycles, often more than 10 years.

ANNUAL REPORT

SVA products: These include catalog analog products, particularly in the areas of power management, data converters, interface and operational amplifiers, nearly all of which are complementary to our other Analog products. This portfolio of thousands of products is marketed to many different customers who use them in manufacturing a wide range of products sold in many end markets. Many SVA products have long life cycles, often more than 10 years.

Embedded Processing

Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated about 15 percent of our revenue in 2011. According to external sources, the worldwide market for embedded processors was about $18 billion in 2011. Our Embedded Processing segment's revenue in 2011 was about $2.0 billion, or about 12 percent of this fragmented market. We believe we are well positioned to increase our market share over time.

An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell catalog Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless

Growth in the wireless market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today's smartphones and tablets use an applications processor to run the device's software operating system and to enable the expanding functionality that has made smartphones and tablets the fastest growing wireless market segments. Many wireless devices also use other semiconductors to enable wireless connectivity using technologies such as Bluetooth®, WiFi networks, GPS and Near Field Communications.

We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes. Our Wireless portfolio includes both catalog products and custom products. Sales of Wireless products generated about $2.5 billion, or about 18 percent of our revenue, in 2011, with a majority of those sales to a single customer.

Our Wireless investments are concentrated on our OMAP™ applications processors and our connectivity products, areas we believe offer significant growth opportunities and which will enable us to take advantage of the increasing demand for more powerful and more functional wireless devices. We no longer invest in development of baseband products (products that allow a cell phone to connect to the cellular network), an area we believe offers far less promising growth prospects. Almost all of our baseband products are sold to a single customer. We expect substantially all of our baseband revenue, which was $1.1 billion in 2011, to cease by the end of 2012.

Other

Our Other segment includes revenue from our smaller semiconductor product lines and from sales of our handheld graphing and scientific calculators. It also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements that we may enter into in connection with acquisitions and divestitures. The semiconductor products in our Other segment include DLP® products (primarily used in projectors to create high-definition images) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment generated about $2.5 billion, or about 20 percent of our revenue, in 2011. We also include in our Other segment certain acquisition-related charges that are not used in evaluating results and allocating resources to our segments. These charges include certain fair-value adjustments, restructuring charges, transaction expenses, acquisition-related retention bonuses and the amortization of intangible assets.

<u>Inventory</u>

Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of catalog products and their inherently lower risk of obsolescence, we generally carry more of those products than custom products. Additionally, we sometimes maintain catalog-product inventory in unfinished wafer form, as well as higher finished goods inventory of low-volume products, allowing greater flexibility in periods of high demand. We also have consignment inventory programs in place for our largest customers and some distributors.

<u>Manufacturing</u>

Semiconductor manufacturing begins with a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested and the wafer is cut into pieces called chips. Each chip is assembled into a package that then is usually retested. The entire process typically requires between 12 and 18 weeks and takes place in highly specialized facilities.

We own and operate semiconductor manufacturing facilities in North America, Asia and Europe. These include both high-volume wafer fabrication and assembly/test facilities. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these fixed costs do not decline with reductions in customer demand or utilization of capacity, potentially hurting our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.

The cost and lifespan of the equipment and processes we use to manufacture semiconductors vary by product. Our Analog products and most of our Embedded Processing products can be manufactured using older, less expensive equipment than is needed for manufacturing advanced logic products, such as our Wireless products. Advanced logic wafer manufacturing continually requires new and expensive processes and equipment. In contrast, the processes and equipment required for manufacturing our Analog products and most of our Embedded Processing products do not have this requirement.

To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. We source about 25 percent of our wafers from external foundries, with the vast majority of this outsourcing being for advanced logic wafers. In 2011, external foundries provided about 75 percent of the fabricated wafers for our advanced logic manufacturing needs. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our analog production needs.

In addition to using foundries to supplement our wafer fabrication capacity, we selectively use subcontractors to supplement our assembly/test capacity. We generally use subcontractors for assembly/test of products that would be less cost-efficient to complete in-house (e.g., relatively low-volume products that are unlikely to keep internal equipment fully utilized), or when demand temporarily exceeds our internal capacity. We believe we often have a cost advantage from maintaining internal assembly/test capacity.

Our internal/external manufacturing strategy reduces the level of our required capital expenditures, and thereby reduces our subsequent levels of depreciation below what it would be if we sourced all manufacturing internally. Consequently, we experience less fluctuation in our profit margins due to changing product demand, and lower cash requirements for expanding and updating our manufacturing capabilities.

Product cycle

The global semiconductor market is characterized by constant, though generally incremental, advances in product designs and manufacturing processes. Semiconductor prices and manufacturing costs tend to decline over time as manufacturing processes and product life cycles mature. Typically, new chips are produced in limited quantities at first and then ramp to high-volume production over time. Consequently, new products tend not to have a significant revenue impact for one or more quarters after their introduction. In the results discussions below, changes in our shipments are caused by changing demand for our products unless otherwise noted.

Market cycle

The "semiconductor cycle" is an important concept that refers to the ebb and flow of supply. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. This cycle is affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality

Our revenue and operating results are subject to some seasonal variation. Our semiconductor sales generally are seasonally weaker in the first quarter than in other quarters, particularly for products sold into cell phones and other consumer electronics devices, which have stronger sales later in the year as manufacturers prepare for the major holiday selling seasons. Calculator revenue is tied to the U.S. back-to-school season and is therefore at its highest in the second and third quarters.

Tax considerations

We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies by jurisdiction and taxing authority. As a result, during any particular reporting period we might reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

Results of operations

2011 compared with 2010

Our 2011 revenue was $13.73 billion, net income was $2.24 billion and earnings per share (EPS) were $1.88.

In 2011, we made solid progress in strengthening our core businesses of Analog, Embedded Processing and Wireless. Although the year started strong, global economic uncertainty and the earthquake in Japan impacted TI, our customers and our suppliers. Despite these challenges, we successfully completed the acquisition of National, we gained share in the Analog and Embedded Processing markets, and we had solid revenue growth from our OMAP products. We also continued to wind down our baseband operations. As a result, we left the year with a sharpened focus on our core businesses. Despite the semiconductor downturn that began in the third quarter, we left the year seeing higher-than-expected revenue increases across all our major product lines.

	For Years Ended December 31,		
	2011	**2010**	**2009**
Revenue by segment:			
Analog	**$ 6,375**	$ 5,979	$ 4,202
Embedded Processing	**2,110**	2,073	1,471
Wireless	**2,518**	2,978	2,626
Other	**2,732**	2,936	2,128
Revenue	**13,735**	13,966	10,427
Cost of revenue (COR)	**6,963**	6,474	5,428
Gross profit	**6,772**	7,492	4,999
Research and development (R&D)	**1,715**	1,570	1,476
Selling, general and administrative (SG&A)	**1,638**	1,519	1,320
Restructuring charges	**112**	33	212
Acquisition charges/divestiture (gain)	**315**	(144)	—
Operating profit	**2,992**	4,514	1,991
Other income (expense) net (OI&E)	**5**	37	26
Interest and debt expense	**42**	—	—
Income before income taxes	**2,955**	4,551	2,017
Provision for income taxes	**719**	1,323	547
Net income	**$ 2,236**	$ 3,228	$ 1,470
Diluted income per common share	**$ 1.88**	$ 2.62	$ 1.15
Percentage of revenue:			
Gross profit	**49.3%**	53.6%	47.9%
R&D	**12.5%**	11.2%	14.2%
SG&A	**11.9%**	10.9%	12.6%
Operating profit	**21.8%**	32.3%	19.1%

As required by accounting rule ASC 260, net income allocated to unvested restricted stock units (RSUs), on which TI pays dividend equivalents, is excluded from the calculation of EPS. The amount excluded from earnings per common share was $34 million, $44 million and $14 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

Impact of National acquisition

We completed our acquisition of National on September 23, 2011. We recorded the assets acquired and liabilities assumed measured at fair value as of that date. The total consideration transferred for the acquisition was $6.56 billion and the fair value of the net assets acquired and liabilities assumed after adjustments in the fourth quarter of 2011 was $3.03 billion, resulting in goodwill of $3.53 billion. The results of National's operations from the acquisition date are included in the Analog segment under SVA. See Note 2 to the financial statements for more details regarding the acquisition.

As a direct result of the National acquisition, we incurred various incremental costs that we recorded in our Other segment. The total acquisition-related charges are as follows:

	For Year Ended December 31, 2011
Inventory related	$ 96
Property, plant and equipment related	15
As recorded in COR	111
Amortization of intangible assets	87
Severance and other benefits:	
Change of control	41
Announced employment reductions	29
Stock-based compensation	50
Transaction costs	48
Retention bonuses	46
Other	14
As recorded in Acquisition charges/divestiture (gain)	315
Total acquisition-related charges	$426

We recognized costs associated with the adjustments to write up the value of acquired inventory and property, plant and equipment to fair value as of the acquisition date. These fair-value adjustments will have an impact on future operating results. The costs shown above are in addition to the normal expensing of the acquired assets based on their carrying or book value prior to the acquisition. These additional costs are separately identifiable from the ongoing operating results of SVA that are included in the Analog segment, so we have classified them as a part of our Other segment. This presentation is consistent with how management measures the performance of those segments.

The total fair-value write-up for the acquired inventory was expensed as that inventory was sold.

The total fair-value write-up for the acquired property, plant and equipment was $436 million, which is being depreciated at a rate of about $15 million per quarter beginning in the fourth quarter of 2011, and will be recognized in COR.

See Note 2 to the financial statements for more details regarding these acquisition-related charges.

Total acquisition-related charges are expected to be about $170 million for the first quarter of 2012 (about $20 million of which will be recorded in COR and the balance in Acquisition charges/divestiture (gain)) then drop to about $110 million in the second quarter of 2012. These charges will then continue to decline by about $10 million per quarter until they reach about $80 million, which is the ongoing amortization of intangibles amount that will continue for 8 to 10 years.

Impact of restructuring

Also recognized in the fourth quarter of 2011 are restructuring charges associated with our recently announced plans to close two older semiconductor manufacturing facilities in Hiji, Japan, and Houston, Texas, over the next 18 months. Combined, these facilities supported about 4 percent of TI's revenue in 2011, and each employs about 500 people. As needed, production from these facilities will be moved to other more advanced TI factories. The total charge for these closures is estimated at $215 million, of which $112 million was recognized in the fourth quarter and the remainder will be incurred over the next seven quarters. The restructuring charges recognized in the fourth quarter of 2011 are included in our Other segment and consist of $107 million for severance and benefit costs and $5 million of accelerated depreciation of the facilities' assets. Of the estimated $215 million total cost, about $135 million will be for severance and related benefits, about $30 million will be for accelerated depreciation of facility assets and about $50 million will be for other exit costs. Annual savings will be about $100 million once this action is complete. See Note 4 to the financial statements for more details.

Details of 2011 financial results

Revenue in 2011 was $13.73 billion, down $231 million, or 2 percent, from 2010 due to lower revenue from Wireless baseband products. Revenue from our core businesses was higher primarily due to the inclusion of results from SVA, and to a lesser extent, increased revenue from OMAP applications processors.

Gross profit in 2011 was $6.77 billion, a decrease of $720 million, or 10 percent, from 2010. This decrease was primarily due to a combination of, in decreasing order, lower revenue, lower average levels of factory utilization as we reduced production in response to weaker demand, acquisition-related charges reflected in COR and inventory charges. Lower factory utilization decreased our gross profit by $175 million from the year-ago period. Gross profit margin was 49.3 percent of revenue compared with 53.6 percent in 2010.

Operating expenses were $1.72 billion for R&D and $1.64 billion for SG&A. R&D expense increased $145 million, or 9 percent, from 2010 due to the addition of SVA and higher product development costs in our other major Analog product lines, Embedded Processing and Wireless. R&D expense as a percent of revenue was 12.5 percent compared with 11.2 percent in the year-ago period.

SG&A expense increased $119 million, or 8 percent, from 2010 primarily due to the addition of SVA, and to a lesser extent, higher investments in sales and marketing in support of our other major Analog product lines, Embedded Processing and Wireless. SG&A expense as a percent of revenue was 11.9 percent compared with 10.9 percent in the year-ago period.

As mentioned above, restructuring charges for 2011 were associated with actions initiated for facilities in Texas and Japan. Restructuring charges for 2010 were associated with actions taken in 2009 and represent pension benefit settlements as terminated employees took those benefits in the form of lump-sum payments.

Compared with acquisition charges of $315 million in 2011, in 2010 we recognized a gain of $144 million from the divestiture of a product line previously included in our Other segment.

Operating profit was $2.99 billion, or 21.8 percent of revenue, compared with $4.51 billion, or 32.3 percent of revenue, in 2010. This decrease was due to, in decreasing order, lower gross profit, higher total acquisition-related charges, higher operating expenses and a gain on the divestiture of a product line in 2010.

OI&E for 2011 was income of $5 million. This was $32 million lower than in 2010 due to an expense in 2011 associated with a settlement related to a divested business.

Interest and debt expense was $42 million. This includes interest and amortization of debt expense associated with our issuance of new debt in 2011 and the assumption of debt as a result of our acquisition of National. See Note 13 to the financial statements for details regarding debt outstanding.

The tax provision for 2011 was $719 million compared with $1.32 billion for the prior year. The decrease was primarily due to lower income before income taxes. See Note 7 to the financial statements for a reconciliation of tax rates to the statutory federal tax rate.

Net income was $2.24 billion, a decrease of $992 million from 2010. EPS for 2011 was $1.88 compared with $2.62 for 2010. EPS benefited $0.07 from 2010 due to a lower number of average shares outstanding as a result of our stock repurchase program.

Orders were $13.12 billion, a decrease of 6 percent compared with 2010. The decrease reflected lower demand across a broad range of products.

<u>Segment results</u>

A detailed discussion of our segment results appears below.

Analog

	2011	2010	2011 vs. 2010
Revenue	**$6,375**	$5,979	7%
Operating profit	**1,693**	1,876	-10%
Operating profit % of revenue	**26.6%**	31.4%	
Restructuring charges*	**$ —**	$ 13	

* Included in operating profit

Analog revenue increased $396 million, or 7 percent, from 2010 primarily due to the inclusion of SVA results, and to a lesser extent, increased shipments of Power Management and High Volume Analog & Logic products. Partially offsetting these increases was lower revenue from High Performance Analog due to normal price declines.

Operating profit was $1.69 billion, or 26.6 percent of revenue. This was a decrease of $183 million, or 10 percent, compared with 2010 due to higher operating expenses from the inclusion of SVA and, to a lesser extent, lower gross profit resulting from lower factory utilization.

Embedded Processing

	2011	2010	2011 vs. 2010
Revenue	**$2,110**	$2,073	2%
Operating profit	**368**	491	-25%
Operating profit % of revenue	**17.4%**	23.7%	
Restructuring charges*	**$ —**	$ 6	

* Included in operating profit

Embedded Processing revenue increased $37 million, or 2 percent, compared with 2010 due to increased shipments of products sold into automotive and communications infrastructure applications. Partially offsetting these increases was lower revenue from catalog products resulting from a decreased proportion of shipments of higher-priced catalog products.

Operating profit was $368 million, or 17.4 percent of revenue. This was a decrease of $123 million, or 25 percent, compared with 2010 primarily due to lower gross profit, and to a lesser extent, higher operating expenses. Lower gross profit was primarily due to lower factory utilization and the effect of the mix of products, which contributed about equally to the change.

Wireless

	2011	2010	2011 vs. 2010
Revenue	**$2,518**	$2,978	-15%
Operating profit	**412**	683	-40%
Operating profit % of revenue	**16.4%**	22.9%	
Restructuring charges*	**$ —**	$ 10	

* Included in operating profit

Wireless revenue decreased $460 million, or 15 percent, from 2010 due to decreased shipments of baseband products, and to a much lesser extent, connectivity products. Partially offsetting these decreases was growth in revenue from OMAP applications processors due to an increased proportion of shipments of higher-priced products. Baseband revenue for 2011 was $1.10 billion, a decrease of $609 million, or 36 percent, compared with 2010. We expect baseband quarterly revenue to decline from the fourth quarter level of $279 million and range between $50 million and $100 million per quarter during 2012.

Operating profit was $412 million, or 16.4 percent of revenue. This was a decrease of $271 million, or 40 percent, compared with 2010 primarily due to lower revenue and associated gross profit.

Other

	2011	2010	2011 vs. 2010
Revenue	**$2,732**	$2,936	-7%
Operating profit	**519**	1,464	-65%
Operating profit % of revenue	**19.0%**	49.9%	
Restructuring charges*	**$ 112**	$ 4	
Acquisition charges/divestiture (gain)*	**315**	(144)	

* Included in operating profit

Revenue from Other was $2.73 billion in 2011. This was a decrease of $204 million, or 7 percent, from 2010 primarily due to decreased shipments across most areas.

Operating profit for 2011 from Other was $519 million, or 19.0 percent of revenue. This was a decrease of $945 million, or 65 percent, compared with 2010 due to charges associated with the National acquisition; the absence of a gain on divestiture; lower revenue and associated gross profit; restructuring charges related to actions to begin in 2012; and the net losses associated with the Japan earthquake. See Note 3 to the financial statements for a detailed discussion regarding the impact of the Japan earthquake.

Prior results of operations

<u>2010 compared with 2009</u>

Our 2010 revenue was $13.97 billion, net income was $3.23 billion and EPS was $2.62.

2010 was an important year in the transformation of TI to a company focused on Analog and Embedded Processing. We saw strong revenue growth of 34 percent led by those businesses as well as the part of our Wireless segment that is focused on smartphones and tablet computers. Each of these businesses grew more than 40 percent and gained significant market share. Success in these businesses let us again return cash to shareholders by repurchasing $2.45 billion of our stock and paying dividends of nearly $600 million. In 2010, we continued to expand our analog manufacturing capacity through the acquisitions of wafer fabrication facilities in Japan and China, and the purchase and installation of analog wafer manufacturing equipment. These manufacturing assets were purchased at very cost-effective pricing such that the impact to depreciation will be minimal. In total, the equipment and factories purchased at discounted prices since late 2009 will support more than $5 billion of total additional revenue once fully operational.

<u>Details of 2010 financial results</u>

Revenue in 2010 was $13.97 billion, up $3.54 billion, or 34 percent, from 2009. Revenue in all segments increased compared with 2009, with particular strength in our core businesses, due to increased shipments across a broad range of products.

ANNUAL REPORT

Gross profit was $7.49 billion, an increase of $2.49 billion, or 50 percent, from 2009. This increase was primarily due to higher revenue, and to a lesser extent, the impact of improved factory utilization. Improved factory utilization increased our gross profit by $291 million from 2009. Gross profit margin was 53.6 percent of revenue compared with 47.9 percent in 2009.

Operating expenses were $1.57 billion for R&D and $1.52 billion for SG&A. R&D expense increased $94 million, or 6 percent, from 2009 due to higher compensation-related costs. R&D expense as a percent of revenue was 11.2 percent compared with 14.2 percent in 2009. R&D expense increased in the core businesses.

SG&A expense increased $199 million, or 15 percent, from 2009 primarily due to higher compensation-related costs, and to a lesser extent, higher sales and marketing costs. SG&A expense as a percent of revenue was 10.9 percent compared with 12.6 percent in 2009.

Restructuring charges were $33 million compared with $212 million in 2009.

In 2010, we recognized a gain of $144 million from the sale of a product line previously included in our Other segment.

Operating profit was $4.51 billion, or 32.3 percent of revenue, compared with $1.99 billion, or 19.1 percent of revenue, in 2009. This increase was due to the increase in revenue and the associated gross profit. Operating profit increased from 2009 in all segments.

The tax provision for 2010 was $1.32 billion compared with $547 million for the prior year. The increase was due to higher income before income taxes. In December 2010, the President signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which reinstated the federal research tax credit with effect retroactively to January 1, 2010. The effect of the reinstatement of this tax credit was recorded in the fourth quarter of 2010.

Net income was $3.23 billion, an increase of $1.76 billion from 2009. EPS for 2010 was $2.62 compared with $1.15 for 2009. EPS benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.

Orders were $13.93 billion, an increase of 23 percent compared with 2009. The increase reflected higher demand across a broad range of products.

Segment results

A detailed discussion of our segment results appears below.

Analog

	2010	2009	2010 vs. 2009
Revenue	**$5,979**	$4,202	42%
Operating profit	**1,876**	770	144%
Operating profit % of revenue	**31.4%**	18.3%	
Restructuring charges*	**$ 13**	$ 84	

* Included in operating profit

Analog revenue increased $1.78 billion, or 42 percent, from 2009 due to increased shipments of, in decreasing order, High Volume Analog & Logic, Power Management and High Performance Analog products.

Operating profit was $1.88 billion, or 31.4 percent of revenue. This was an increase of $1.11 billion, or 144 percent, compared with 2009 due to higher revenue and associated gross profit.

Embedded Processing

	2010	2009	2010 vs. 2009
Revenue	**$2,073**	$1,471	41%
Operating profit	**491**	194	153%
Operating profit % of revenue	**23.7%**	13.2%	
Restructuring charges*	**$ 6**	$ 43	

* Included in operating profit

Embedded Processing revenue increased $602 million, or 41 percent, compared with 2009 primarily due to increased shipments of catalog products, and to a lesser extent, products sold into communications infrastructure and automotive applications.

Operating profit was $491 million, or 23.7 percent of revenue. This was an increase of $297 million, or 153 percent, compared with 2009 due to higher revenue and associated gross profit.

Wireless

	2010	2009	2010 vs. 2009
Revenue	**$2,978**	$2,626	13%
Operating profit	**683**	315	117%
Operating profit % of revenue	**22.9%**	12.0%	
Restructuring charges*	**$ 10**	$ 62	

* Included in operating profit

Wireless revenue increased $352 million, or 13 percent, from 2009 primarily due to increased shipments of connectivity products, and to a lesser extent, OMAP applications processors. Baseband revenue for 2010 was $1.71 billion, about even compared with 2009.

Operating profit was $683 million, or 22.9 percent of revenue. This was an increase of $368 million, or 117 percent, compared with 2009 primarily due to higher revenue and associated gross profit.

Other

	2010	2009	2010 vs. 2009
Revenue	**$2,936**	$2,128	38%
Operating profit	**1,464**	712	106%
Operating profit % of revenue	**49.9%**	33.5%	
Restructuring charges*	**$ 4**	$ 23	
Acquisition charges/divestiture (gain)*	**(144)**	—	

* Included in operating profit

Revenue from Other was $2.94 billion in 2010. This was an increase of $808 million, or 38 percent, from 2009 primarily due to increased shipments of DLP products and, to a lesser extent, custom ASIC products. Also contributing to the increase in revenue were higher royalties, and revenue from transitional supply agreements associated with recently acquired factories and from increased shipments of calculators.

Operating profit for 2010 from Other was $1.46 billion, or 49.9 percent of revenue. This was an increase of $752 million, or 106 percent, compared with 2009 due to higher revenue and associated gross profit and, to a lesser extent, the gain on the sale of a product line.

Financial condition

At the end of 2011, total cash (Cash and cash equivalents plus Short-term investments) was $2.94 billion, a decrease of $137 million from the end of 2010.

Accounts receivable were $1.55 billion at the end of 2011. This was an increase of $27 million compared with the end of 2010. Days sales outstanding were 41 at the end of 2011 compared with 39 at the end of 2010. The increase in accounts receivable was due to higher revenue in December 2011 than in December 2010.

Inventory was $1.79 billion at the end of 2011. This was an increase of $268 million from the end of 2010. Days of inventory at the end of 2011 were 86 compared with 83 at the end of 2010. The increase in inventory was primarily due to rebuilding inventory to support higher customer service levels with shorter lead times, as well as inventory associated with the National acquisition.

Liquidity and capital resources

Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are cash and cash equivalents, short-term investments, and revolving credit facilities. Cash flow from operations for 2011 was $3.26 billion, a decrease of $564 million from the prior year due to lower net income.

We had $992 million of cash and cash equivalents and $1.94 billion of short-term investments as of December 31, 2011.

We have a variable-rate revolving credit facility that allows us to borrow up to $920 million until August 2012. We have a second variable-rate revolving credit facility that allows us to borrow an additional $1 billion until July 2012. We intend to replace these credit facilities in 2012.

In 2011, investing activities used $5.43 billion primarily for the National acquisition, net of cash acquired. See Notes 2 and 10 to the financial statements for details regarding acquisitions. In comparison, in 2010 we used $199 million for acquisitions that included wafer fabrication facilities and related equipment. For 2011, capital expenditures were $816 million compared with $1.20 billion in 2010. Capital expenditures in 2011 were primarily for assembly/test equipment and analog wafer manufacturing equipment.

For 2011, financing activities provided net cash of $2.59 billion compared with cash used in financing activities of $2.63 billion in 2010. For 2011, we received proceeds of $3.50 billion from the issuance in May of fixed- and variable-rate long-term debt (net of the original issuance discount) and a net $1 billion from the issuance of commercial paper. The long-term debt was used in the National acquisition and the commercial paper was issued for general corporate purposes and to maintain cash balances at desired levels. In conjunction with the issuance of long-term debt, we also entered into an interest rate swap that effectively fixes the interest rate on the long-term variable-rate debt. See Note 13 to the financial statements for additional details. We used $1.97 billion to repurchase 59 million shares of our common stock in 2011, compared with $2.45 billion used to repurchase 94 million shares in 2010. Dividends paid in 2011 of $644 million, compared with $592 million in 2010, reflect an increase in the dividend rate partially offset by the lower number of shares outstanding. On September 15, 2011, we announced a 31 percent increase in our quarterly cash dividend rate. The quarterly dividend increased from $0.13 to $0.17 per share, resulting in annual dividend payments of $0.68 per share. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2011, these exercises provided cash proceeds of $690 million compared with $407 million in 2010.

We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Long-term contractual obligations

	Payments Due by Period				
Contractual obligations	2012	2013/2014	2015/2016	Thereafter	Total
Long-term debt obligations (a)	$375	$2,500	$1,250	$375	**$4,500**
Operating lease obligations (b)	102	132	84	118	**436**
Software license obligations (c)	73	66	12	—	**151**
Purchase obligations (d)	215	117	6	10	**348**
Deferred compensation plan (e)	34	27	22	67	**150**
Total (f)	$799	$2,842	$1,374	$570	**$5,585**

(a) Long-term debt obligations represent principal payments and include amounts classified as current portion of long-term debt. The related interest payments are not included. See Note 13 to the financial statements for additional information.

(b) Includes minimum payments for leased facilities and equipment, as well as purchase of industrial gases under contracts accounted for as an operating lease.

(c) Includes payments under license agreements for electronic design automation software.

(d) Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $5 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(e) Includes an estimate of payments under this plan for the liability that existed at December 31, 2011.

(f) The table excludes $210 million of uncertain tax liabilities under ASC 740, as well as any planned, future funding contributions to retirement benefit plans. Amounts associated with uncertain tax liabilities have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. In connection with retirement benefit obligations, we plan to make funding contributions to our retirement benefit plans of about $120 million in 2012, but funding projections beyond 2012 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact of the plans' asset performance, interest rates and potential U.S. and non-U.S. legislation.

Critical accounting policies

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. We consider the following accounting policies to be both those that are most important to the portrayal of our financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a significant effect on our financial statements.

Revenue recognition

Revenue from sales of our products, including sales to our distributors, is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amounts are fixed or determinable, and collection of the revenue is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer or distributor pulls product from consignment inventory that we store at designated locations.

We reduce revenue based on estimates of future credits to be granted to customers. Credits include volume-based incentives, other special pricing arrangements and product returns due to quality issues. We also grant discounts to some distributors for prompt payments. Our estimates of future credits are based on historical experience, analysis of product shipments and contractual arrangements with customers and distributors.

In 2011, about 40 percent of our revenue was generated from sales of our products to distributors. We recognize distributor revenue net of allowances, which are management's estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity. About 30 percent of our distributor revenue is generated from sales of consigned inventory, and we expect this proportion to grow over time. The allowances we record against this revenue are not material.

In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When collection is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

Income taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future recoverability of our deferred tax assets based on these criteria may change due to various factors, including changes in U.S. or international tax laws and changes in market conditions and their impact on our assessment of taxable income in future periods. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition to the factors described above, the effective tax rate reflected in forward-looking statements is based on then-current tax law. Significant changes during the year in enacted tax law could affect these estimates.

Inventory valuation allowances

Inventory is valued net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. Allowances are determined quarterly by comparing inventory levels of individual materials and parts to historical usage rates, current backlog and estimated future sales and by analyzing the age of inventory, in order to identify specific components of inventory that are judged unlikely to be sold. Allowances are also calculated quarterly for instances where inventoried costs for individual products are in excess of market prices for those products. In addition to this specific identification process, statistical allowances are calculated for remaining inventory based on historical write-offs of inventory for salability and obsolescence reasons. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Business combinations

The acquisition method of accounting requires that we recognize the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the acquisition date net fair values of the assets acquired and the liabilities assumed.

The measurement of the fair values of assets acquired and liabilities assumed requires considerable judgment. Although independent appraisals may be used to assist in the determination of the fair values of certain assets and liabilities, those determinations are usually based on significant estimates provided by management, such as forecasted revenue or profit. In determining the fair value of intangible assets, an income approach is generally used and may incorporate the use of a discounted cash flow method. In applying the discounted cash flow method, the estimated future cash flows and residual values for each intangible asset are discounted to a present value using a discount rate based on an estimated weighted average cost of capital for the semiconductor industry. These cash flow projections are based on management's estimates of economic and market conditions including revenue growth rates, operating margins, capital expenditures and working capital requirements.

While we use our best estimates and assumptions as part of the process to value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. During the measurement period, which occurs before finalization of the purchase price allocation, changes in assumptions and estimates that result in adjustments to the fair values of assets acquired and liabilities assumed are recorded on a retrospective basis as of the acquisition date, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments will be recorded to our Consolidated statements of income. The measurement period for the National acquisition concluded on December 31, 2011.

Impairment of acquisition-related intangibles and goodwill

We review acquisition-related intangible assets for impairment when certain indicators suggest the carrying amount may not be recoverable. Factors considered include the underperformance of an asset compared with expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of the assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount, an impairment charge would be recognized for the excess of the carrying amount over fair value, determined by utilizing a discounted cash flow technique. Additionally, in the case of intangible assets that will continue to be used in future periods, a shortened useful life may be utilized if appropriate, resulting in accelerated amortization based upon the expected net realizable value of the asset at the date the asset will no longer be utilized.

We review goodwill for impairment annually, or more frequently if certain impairment indicators arise, such as significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual test dates. This impairment review compares the fair value for each reporting unit containing goodwill to its carrying value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, including projected future cash flows, discount rates based on weighted average cost of capital and future economic and market conditions. We base our fair-value estimates on assumptions we believe to be reasonable.

Actual cash flow amounts for future periods may differ from estimates used in impairment testing.

Changes in accounting standards

See Changes in Accounting Standards in Note 1 to the financial statements for a discussion of new accounting and reporting standards that have not yet been adopted.

Off-balance sheet arrangements

As of December 31, 2011, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies

See Note 14 to the financial statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2011, we had forward currency exchange contracts outstanding with a notional value of $516 million to hedge net balance sheet exposures (including $253 million to sell Japanese yen, $105 million to sell euros and $39 million to sell British pound sterling). Similar hedging activities existed at year-end 2010.

Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2011 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $3 million.

Interest rate risk

We have the following potential exposure to changes in interest rates: (1) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (2) the effect of changes in interest rates on the fair value of our debt and an associated interest rate swap.

As of December 31, 2011, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our long-term debt and the associated interest rate swap by $117 million. Because interest rates on our long-term debt are fixed or have been swapped to fixed rates, changes in interest rates would not affect the cash flows associated with long-term debt. A hypothetical 100 basis point increase or decrease in interest rates would not change the fair value of our $1.0 billion of outstanding commercial paper by a material amount because of its short duration.

Equity risk

Long-term investments at year-end 2011 include the following:

- Investments in mutual funds – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.
- Investments in venture capital funds – includes investments in limited partnerships (accounted for under either the equity or cost method).
- Equity investments – includes non-marketable (non-publicly traded) equity securities.

Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in the investments' fair values would not materially affect operating results. Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. See Note 9 to the financial statements for details of equity and other long-term investments.

Quarterly financial data

[Millions of dollars, except per-share amounts]

2011	Quarter 1st	2nd	3rd	4th
Revenue	**$3,392**	**$3,458**	**$3,466**	**$3,420**
Gross profit	**1,728**	**1,753**	**1,744**	**1,548**
Operating profit	**908**	**905**	**814**	**365**
Net income	**$ 666**	**$ 672**	**$ 601**	**$ 298**
Earnings per common share:				
Basic earnings per common share	**$ 0.56**	**$ 0.57**	**$ 0.52**	**$ 0.26**
Diluted earnings per common share	**$ 0.55**	**$ 0.56**	**$ 0.51**	**$ 0.25**

2010	Quarter 1st	2nd	3rd	4th
Revenue	$3,205	$3,496	$3,740	$3,525
Gross profit	1,689	1,894	2,039	1,869
Operating profit	950	1,107	1,227	1,230
Net income	$ 658	$ 769	$ 859	$ 942
Earnings per common share:				
Basic earnings per common share	$ 0.53	$ 0.63	$ 0.71	$ 0.79
Diluted earnings per common share	$ 0.52	$ 0.62	$ 0.71	$ 0.78

Included in the results above were the following items:

2011	Quarter 1st	2nd	3rd	4th
Acquisition-related charges (a)	**$ 2**	**$13**	**$ 154**	**$256**
Recorded as Cost of revenue	$—	$—	$ 7	$103
Recorded as Acquisition charges	$ 2	$13	$ 147	$153
Restructuring charges (b)	**$—**	**$—**	**$ —**	**$112**

2010	Quarter 1st	2nd	3rd	4th
Restructuring charges (b)	$10	$17	$ 4	$ 1
Gain on divestiture of product line (c)	$—	$—	$—	$144
Federal research tax credit benefit (d)	$—	$—	$ 4	$ 50

(a) See Note 2 to the financial statements for additional information.
(b) See Note 4 to the financial statements for additional information.
(c) See Note 10 to the financial statements for additional information.
(d) The fourth quarter 2010 amount of $50 million was related to the U.S. federal research tax credit, which was reinstated in December 2010 and retroactive to January of that year, and which expired at the end of 2011.

Common stock prices and dividends

In 2011, TI common stock was listed on the New York Stock Exchange. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years. On December 15, 2011, we announced that we were transferring our stock exchange listing to The NASDAQ Global Select Market, effective January 1, 2012, with TI shares to begin trading as a NASDAQ-listed security on January 3, 2012. TI common stock continues to trade under the TXN symbol and is traded principally on NASDAQ.

	Quarter			
	1st	2nd	3rd	4th
Stock prices:				
2011 High	**$36.71**	**$35.98**	**$33.66**	**$32.09**
Low	**32.25**	**30.96**	**24.34**	**26.08**
2010 High	$26.34	$27.16	$27.14	$33.75
Low	22.50	23.28	23.02	27.21
Dividends paid:				
2011	**$ 0.13**	**$ 0.13**	**$ 0.13**	**$ 0.17**
2010	$ 0.12	$ 0.12	$ 0.12	$ 0.13

Comparison of total shareholder return

This graph compares TI's total shareholder return with the S&P 500 Index and the S&P Information Technology Index over a five-year period, beginning December 31, 2006, and ending December 31, 2011. The total shareholder return assumes $100 invested at the beginning of the period in TI common stock, the S&P 500 Index and the S&P Information Technology Index. It also assumes reinvestment of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Texas Instruments Incorporated, the S&P 500 Index, and the S&P Information Technology Index
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Texas Instruments Incorporated
S&P 500
S&P Information Technology
*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Texas Instruments Incorporated	$100	$117	$55	$ 95	$121	**$110**
S&P 500	$100	$105	$66	$ 84	$ 97	**$ 99**
S&P Information Technology	$100	$116	$66	$107	$118	**$121**

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of TI or its management:

- Market demand for semiconductors, particularly in key markets such as communications, computing, industrial, and consumer electronics;
- TI's ability to maintain or improve profit margins, including its ability to utilize its manufacturing facilities at sufficient levels to cover its fixed operating costs, in an intensely competitive and cyclical industry;
- TI's ability to develop, manufacture and market innovative products in a rapidly changing technological environment;
- TI's ability to compete in products and prices in an intensely competitive industry;
- TI's ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;
- Expiration of license agreements between TI and its patent licensees, and market conditions reducing royalty payments to TI;
- Economic, social and political conditions in the countries in which TI, its customers or its suppliers operate, including security risks, health conditions, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates;
- Natural events such as severe weather and earthquakes in the locations in which TI, its customers or its suppliers operate;
- Availability and cost of raw materials, utilities, manufacturing equipment, third-party manufacturing services and manufacturing technology;
- Changes in the tax rate applicable to TI as the result of changes in tax law, the jurisdictions in which profits are determined to be earned and taxed, the outcome of tax audits and the ability to realize deferred tax assets;
- Changes in laws and regulations to which TI or its suppliers are or may become subject, such as those imposing fees or reporting or substitution costs relating to the discharge of emissions into the environment or the use of certain raw materials in our manufacturing processes;
- Losses or curtailments of purchases from key customers and the timing and amount of distributor and other customer inventory adjustments;
- Customer demand that differs from our forecasts;
- The financial impact of inadequate or excess TI inventory that results from demand that differs from projections;
- Impairments of our non-financial assets;
- Product liability or warranty claims, claims based on epidemic or delivery failure or recalls by TI customers for a product containing a TI part;
- TI's ability to recruit and retain skilled personnel;
- Timely implementation of new manufacturing technologies, installation of manufacturing equipment and the ability to obtain needed third-party foundry and assembly/test subcontract services;
- TI's obligation to make principal and interest payments on its debt; and
- TI's ability to successfully integrate National Semiconductor's operations, product lines and technologies, and to realize opportunities for growth and cost savings from the acquisition.

For a more detailed discussion of these factors see the Risk Factors discussion in Item 1A of our most recent Form 10-K. The forward-looking statements included in this report are made only as of the date of this report (March 2012), and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Notice of annual meeting of stockholders

April 19, 2012

TEXAS INSTRUMENTS

Dear Stockholder:

You are cordially invited to attend the 2012 annual meeting of stockholders on Thursday, April 19, 2012, at the cafeteria on our property at 12500 TI Boulevard, Dallas, Texas, at 10:00 a.m. (Dallas time). At the meeting we will consider and act upon the following matters:

- the election of directors for the next year,
- advisory approval of the company's executive compensation,
- ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2012, and
- such other matters as may properly come before the meeting.

Stockholders of record at the close of business on February 21, 2012, are entitled to vote at the annual meeting.

We urge you to vote your shares as promptly as possible by: (1) accessing the Internet website, (2) calling the toll-free number or (3) signing, dating and mailing the enclosed proxy.

Sincerely,

Joseph F. Hubach
Senior Vice President,
Secretary and
General Counsel

Dallas, Texas
March 6, 2012

Table of contents

Proxy statement – March 6, 2012

Executive offices

12500 TI BOULEVARD, DALLAS, TEXAS 75243
MAILING ADDRESS: P.O. BOX 660199, DALLAS, TEXAS 75266-0199

Voting procedures and quorum

TI's board of directors requests your proxy for the annual meeting of stockholders on April 19, 2012. If you sign and return the enclosed proxy, or vote by telephone or on the Internet, you authorize the persons named in the proxy to represent you and vote your shares for the purposes mentioned in the notice of annual meeting. This proxy statement and related proxy are being distributed on or about March 6, 2012. If you come to the meeting, you can vote in person. If you don't come to the meeting, your shares can be voted only if you have returned a properly signed proxy or followed the telephone or Internet voting instructions, which can be found on the enclosed proxy. If you sign and return your proxy but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the board of directors. You can revoke your authorization at any time before the shares are voted at the meeting.

A quorum of stockholders is necessary to hold a valid meeting. If at least a majority of the shares of TI stock issued and outstanding and entitled to vote are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for purposes of establishing a quorum. Broker non-votes occur when a beneficial owner who holds company stock through a broker does not provide the broker with voting instructions as to any matter on which the broker is not permitted to exercise its discretion and vote without specific instruction.

Scheduled to be considered at the meeting are the election of directors, an advisory vote regarding approval of the company's executive compensation, and ratification of the appointment of our independent registered public accounting firm. Each of these matters is discussed elsewhere in this proxy statement.

Any other matter that may properly be submitted at the meeting is approved if a majority of the votes present at the meeting vote "for" the proposal. On such matters you may vote "for," "against" or "abstain"; abstentions and broker non-votes have the same effect as votes "against."

Election of directors

Directors are elected at the annual meeting to hold office until the next annual meeting and until their successors are elected and qualified. The board of directors has designated the following persons as nominees: RALPH W. BABB, JR., DANIEL A. CARP, CARRIE S. COX, PAMELA H. PATSLEY, ROBERT E. SANCHEZ, WAYNE R. SANDERS, RUTH J. SIMMONS, RICHARD K. TEMPLETON and CHRISTINE TODD WHITMAN. Stephen P. MacMillan, a highly valued director since 2008, resigned from the board in February 2012.

If you return a proxy that is not otherwise marked, your shares will be voted FOR each of the nominees.

Directors must be elected by a majority of the votes present at the meeting and entitled to be cast in the election. You may vote "for," "against," or "abstain." Abstentions have the same effect as votes "against." Broker non-votes are not counted as votes "for" or "against."

Nominees for directorship

All of the nominees for directorship are directors of the company. For a discussion of each nominee's qualifications to serve as a director of the company, please see pages 58-59. If any nominee becomes unable to serve before the meeting, the people named as proxies may vote for a substitute or the number of directors will be reduced accordingly.

Directors



RALPH W. BABB, JR.
Age 63
Director since 2010
Member, Audit Committee



DANIEL A. CARP
Age 63
Director since 1997
Member, Governance and Stockholder Relations Committee



CARRIE S. COX
Age 54
Director since 2004
Chair, Compensation Committee



PAMELA H. PATSLEY
Age 55
Director since 2004
Lead Director; Chair, Audit Committee



ROBERT E. SANCHEZ
Age 46
Director since 2011
Member, Audit Committee



WAYNE R. SANDERS
Age 64
Director since 1997
Member, Governance and Stockholder Relations Committee



RUTH J. SIMMONS
Age 66
Director since 1999
Member, Compensation Committee



RICHARD K. TEMPLETON
Age 53
Chairman since 2008 and director since 2003



CHRISTINE TODD WHITMAN
Age 65
Director since 2003
Chair, Governance and Stockholder Relations Committee

PROXY STATEMENT

Director nomination process

The board is responsible for approving nominees for election as directors. To assist in this task, the board has designated a standing committee, the Governance and Stockholder Relations Committee (the G&SR Committee), which is responsible for reviewing and recommending nominees to the board. The G&SR Committee is comprised solely of independent directors as defined by the rules of The NASDAQ Stock Market ("NASDAQ") and the board's corporate governance guidelines. Our board of directors has adopted a written charter for the G&SR Committee. It can be found on our website at www.ti.com/corporategovernance.

It is a long-standing policy of the board to consider prospective board nominees recommended by stockholders. A stockholder who wishes to recommend a prospective board nominee for the G&SR Committee's consideration can write to the Secretary of the G&SR Committee, Texas Instruments Incorporated, P.O. Box 655936, MS 8658, Dallas, Texas 75265-5936. The G&SR Committee will evaluate the stockholder's prospective board nominee in the same manner as it evaluates other nominees.

In evaluating prospective nominees, the G&SR Committee looks for the following minimum qualifications, qualities and skills:

- Outstanding achievement in the individual's personal career.
- Breadth of experience.
- Soundness of judgment.
- Ability to make independent, analytical inquiries.
- Ability to contribute to a diversity of viewpoints among board members.
- Willingness and ability to devote the time required to perform board activities adequately (in this regard, the G&SR Committee will consider the number of other boards on which the individual serves as a director, and in particular the board's policy that directors should not serve on the boards of more than three other public companies).
- Ability to represent the total corporate interests of TI (a director will not be selected to, nor will he or she be expected to, represent the interests of any particular group).

Stockholders, non-employee directors, management and others may submit recommendations to the G&SR Committee.

The board believes its current size is within the desired range as stated in the board's corporate governance guidelines.

Board diversity and nominee qualifications

As indicated by the criteria above, the board prefers a mix of background and experience among its members. The board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service at the company. The effectiveness of this approach is evidenced by the directors' participation in the insightful and robust yet collegial deliberation that occurs at board and committee meetings and in shaping the agendas for those meetings.

As it considered director nominees for the 2012 annual meeting, the board kept in mind that the most important issues it considers typically relate to the company's strategic direction; succession planning for senior executive positions; the company's financial performance; the challenges of running a large, complex enterprise, including the management of its risks; major acquisitions and divestitures; and significant capital investment and research and development (R&D) decisions. These issues arise in the context of the company's operations, which primarily involve the manufacture and sale of semiconductors all over the world into communications, computing, industrial and consumer electronics end markets.

As described below, each of our director nominees has achieved an extremely high level of success in his or her career, whether at multi-billion dollar multinational corporate enterprises, major U.S. universities or large governmental organizations. In these positions, each has been directly involved in the challenges relating to setting the strategic direction and managing the financial performance, personnel and processes of large, complex organizations. Each has had exposure to effective leaders and has developed the ability to judge leadership qualities. Seven of them have experience in serving on the board of directors of at least one other major corporation, and one has served in high political office, all of which provides additional relevant experience on which each nominee can draw.

In concluding that each nominee should serve as a director, the board relied on the specific experiences and attributes listed below and on the direct personal knowledge, born of previous service on the board, that each of the nominees brings insight and collegiality to board deliberations.

Mr. Babb

- As chairman and CEO of Comerica Incorporated and Comerica Bank (2002-present) and through a long career in banking, has gained first-hand experience in managing large, complex institutions, as well as insight into financial markets, which experience is particularly relevant to the company due to its global presence.
- As chief financial officer of Comerica Incorporated and Comerica Bank (1995-2002), controller and later chief financial officer of Mercantile Bancorporation (1978-1995), and auditor and later audit manager at the accounting firm of Peat Marwick Mitchell & Co. (1971-1978), gained extensive audit knowledge and experience in audit- and financial control-related matters.

Mr. Carp

- As chairman and CEO (2000-2005) and president (1997-2001, 2002-2003) of Eastman Kodak Company, gained first-hand experience in managing a large, multinational corporation focused on worldwide electronic consumer markets (which are of relevance to the company), with ultimate management responsibility for the corporation's financial performance and its significant investments in capital and R&D.
- As chairman of the board of directors of Delta Air Lines (2007-present), a director of Norfolk Southern Corporation (2006-present) and a former director of Liz Claiborne, Inc. (2006-2009), has helped oversee the strategy and operations of major multinational corporations in various industries, including some that are capital-intensive.

Ms. Cox

- As CEO and a director of Humacyte, Inc. (2010-present), executive vice president and president of Global Pharmaceuticals at Schering-Plough Corporation (2003-2009) and executive vice president and president of Global Prescription Business at Pharmacia Corporation (1997-2003), has gained first-hand experience in managing large, multinational organizations focused on medical-related markets (which are of relevance to the company), with responsibility for those organizations' financial performance and significant capital and R&D investments. Is also a director of Cardinal Health, Inc. (2009-present) and Celgene Corporation (2009-present).

Ms. Patsley

- As chairman and CEO (2009-present) of MoneyGram International, Inc., senior executive vice president of First Data Corporation (2000-2007), and president and CEO of Paymentech, Inc. (1991-2000), has gained first-hand experience managing large, multinational organizations, including the application of technology in the financial services sector, with ultimate management responsibility for their financial performance and significant capital investments.
- As Audit Committee chair at the company, a member of the audit committee at Dr Pepper Snapple Group, Inc., chief financial officer of First USA, Inc. (1987-1994), and a former auditor at KPMG Peat Marwick for almost six years before joining First USA, has developed a keen appreciation for audit- and financial control-related issues.
- As a director of Dr Pepper Snapple Group, Inc. (2008-present) and a former director of Molson Coors Brewing Company (2005-2009), has helped oversee the strategy and operations of other major multinational corporations.

Mr. Sanchez

- As president and chief operating officer (February 2012-present) and president, Global Fleet Management Solutions, of Ryder System, Inc. (September 2010-February 2012), has gained first-hand experience in managing a large, multinational, transportation-related organization, with responsibility for the organization's financial performance and significant capital investments.
- As executive vice president and chief financial officer (October 2007 to September 2010) and as senior vice president and chief information officer (2003-2005) of Ryder System, Inc., developed a keen appreciation for audit- and financial control-related issues and gained first-hand experience with all technology-related functions of a large multinational corporation focused on transportation and logistics.

Mr. Sanders

- As chairman (1992-2003) and CEO (1991-2002) of Kimberly-Clark Corporation, gained first-hand experience in managing a large, multinational consumer goods corporation, with ultimate management responsibility for its financial performance and its significant capital and R&D investments.
- As chairman of Dr Pepper Snapple Group, Inc. (2008-present) and director of Belo Corporation (2003-present), has helped oversee the strategy and operations of other large corporations.

Ms. Simmons

- As president of Brown University (2001-present) and president of Smith College (1995-2001), has gained first-hand experience in managing large, complex institutions, and has developed deep insight into the development and training of professionals, including engineers, scientists and technologists, on whom the company relies for its next generation of employees.
- As a former director of The Goldman Sachs Group, Inc. (2000-2010) and Pfizer, Inc. (1997-2007), helped oversee the strategy and operations of other large corporations.

Mr. Templeton

- As a 31-year veteran of the semiconductor industry, serving the last 16 years at a senior level at the company, including as chairman since April 2008, CEO since 2004 and director since 2003, has developed a deep knowledge of all aspects of the company and of the semiconductor industry.

Ms. Whitman

- As Administrator of the Environmental Protection Agency (2001-2003) and Governor of the state of New Jersey (1994-2000), gained first-hand experience managing a large, complex organization and developed keen insight into the workings of government on the federal and state level and how they might impact company operations.
- As a director of S.C. Johnson & Son, Inc. (2003-present) and United Technologies Corp. (2003-present), has helped oversee the strategy and operations of other large corporations.

PROXY STATEMENT

Communications with the board

Stockholders and others who wish to communicate with the board as a whole, or to individual directors, may write to them at: P.O. Box 655936, MS 8658, Dallas, Texas 75265-5936. All communications sent to this address will be shared with the board or the individual director, if so addressed.

Corporate governance

The board has a long-standing commitment to responsible and effective corporate governance. The board's corporate governance guidelines (which include the director independence standards), the charters of each of the board's committees, TI's code of business conduct and our code of ethics for our chief executive officer and senior financial officers are available on our website at www.ti.com/corporategovernance. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, Texas, 75266-0199, Attn: Investor Relations.

Annual meeting attendance

It is a policy of the board to encourage directors to attend each annual meeting of stockholders. Such attendance allows for direct interaction between stockholders and board members. In 2011, all directors attended TI's annual meeting of stockholders.

Director independence

The board has determined that each of our directors is independent except for Mr. Templeton. In connection with this determination, information was reviewed regarding directors' business and charitable affiliations, immediate family members and their employers, and any transactions or arrangements between the company and such persons or entities. The board has adopted the following standards for determining independence.

A. In no event will a director be considered independent if:
  1. He or she is a current partner of or is employed by the company's independent auditors; or
  2. An immediate family member of the director is (a) a current partner of the company's independent auditors or (b) currently employed by the company's independent auditors and personally works on the company's audit.
  3. Within the current or preceding three fiscal years he or she was, and remains at the time of the determination, an executive officer or employee of an organization that (a) made payments to, or received payments from, TI for property or services, (b) extended loans to or received loans from, TI, or (c) received charitable contributions from TI, in an amount or amounts which, in the aggregate in any single fiscal year, exceeded the greater of $200,000 or 2 percent of the recipient's consolidated gross revenues for its last completed fiscal year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs); or
  4. Within the current or preceding three fiscal years an immediate family member of the director was, and remains at the time of the determination, an executive officer of an organization that (a) made payments to, or received payments from, TI for property or services, (b) extended loans to or received loans from TI, or (c) received charitable contributions from TI, in an amount or amounts which, in the aggregate in any single fiscal year, exceeded the greater of $200,000 or 2 percent of the recipient's consolidated gross revenues for its last completed fiscal year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs).

B. In no event will a director be considered independent if, within the preceding three years:
  1. He or she was employed by the company (except in the capacity of interim chairman of the board, chief executive officer or other executive officer, provided the interim employment did not last longer than one year) or any of its subsidiaries;
  2. He or she received more than $120,000 during any twelve-month period in direct compensation from TI (other than (a) compensation for board or board committee service, (b) compensation received for former service as an interim chairman of the board, chief executive officer or other executive officer and (c) benefits under a tax-qualified retirement plan, or non-discretionary compensation);
  3. An immediate family member of the director was employed as an executive officer by the company or any of its subsidiaries;
  4. An immediate family member of the director received more than $120,000 during any twelve-month period in direct compensation from TI (excluding compensation as a non-executive officer employee of the company);
  5. He or she was (but is no longer) a partner or employee of the company's independent auditors and personally worked on the company's audit within that time;
  6. An immediate family member of the director was (but is no longer) a partner or employee of the company's independent auditors and personally worked on the company's audit within that time;

7. He or she was an executive officer of another company at which any of TI's current executive officers at the same time served on that company's compensation committee; or
8. An immediate family member of the director was an executive officer of another company at which any of TI's current executive officers at the same time served on that company's compensation committee.

C. Audit Committee members may not accept any consulting, advisory or other compensatory fee from TI, other than in their capacity as members of the board or any board committee. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with TI (provided that such compensation is not contingent in any way on continued service).

For any other relationship, the determination of whether it would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities, and consequently whether the director involved is independent, will be made by directors who satisfy the independence criteria set forth in this section.

For purposes of these independence determinations, "immediate family member" will have the same meaning as under NASDAQ rules.

Board organization

Board and committee meetings

During 2011, the board held ten meetings. The board has three standing committees described below. The committees of the board collectively held 21 meetings in 2011. Each director attended at least 82 percent of board and relevant committee meetings combined. Overall attendance at board and committee meetings was approximately 93 percent.

Committees of the board

Audit Committee

The Audit Committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. All members of the Audit Committee are independent under NASDAQ rules and the board's corporate governance guidelines. From January 1 to April 22, 2011, the committee members were Ms. Patsley (Chair), Mr. Babb, Mr. David L. Boren (who retired from the board in April 2011) and Mr. Carp. Mr. Sanchez joined the committee effective March 15, 2011. Since April 22, the committee members have been Ms. Patsley (Chair), Mr. Babb and Mr. Sanchez. The Audit Committee is generally responsible for:

- Appointing, compensating, retaining and overseeing TI's independent registered public accounting firm.
- Reviewing the annual report of TI's independent registered public accounting firm related to quality control.
- Reviewing TI's annual reports to the SEC, including the financial statements and the "Management's Discussion and Analysis" portion of those reports, and recommending appropriate action to the board.
- Reviewing TI's audit plans.
- Reviewing before issuance TI's news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies.
- Discussing TI's audited financial statements with management and the independent registered public accounting firm, including a discussion with the firm regarding the matters required to be reviewed under applicable legal or regulatory requirements.
- Reviewing relationships between the independent registered public accounting firm and TI.
- Reviewing and discussing the adequacy of TI's internal accounting controls and other factors affecting the integrity of TI's financial reports with management and with the independent registered public accounting firm.
- Creating and periodically reviewing TI's whistleblower policy.
- Reviewing TI's risk assessment and risk management policies.
- Reviewing TI's compliance and ethics program.
- Reviewing a report of compliance of management and operating personnel with TI's code of business conduct, including TI's conflict of interest policy.
- Reviewing TI's non-employee-related insurance programs.
- Reviewing changes, if any, in major accounting policies of the company.
- Reviewing trends in accounting policy changes that are relevant to the company.
- Reviewing the company's policy regarding investments and financial derivative products.

The board has determined that all members of the Audit Committee are financially sophisticated, as the board has interpreted such qualifications in its business judgment. In addition, the board has designated Ms. Patsley as the audit committee financial expert as defined in the Securities Exchange Act of 1934, as amended.

The Audit Committee met seven times in 2011. The Audit Committee holds regularly scheduled meetings and reports its activities to the board. The committee also continued its long-standing practice of meeting directly with our internal audit staff to discuss the audit plan and to allow for direct interaction between Audit Committee members and our internal auditors. Please see page 93 for a report of the committee.

Compensation Committee

All members of the Compensation Committee are independent. From January 1 to April 22, 2011, the committee members were Ms. Cox (Chair), Mr. David R. Goode (who retired from the board in April 2011) and Mr. MacMillan. From April 22, 2011, to February 17, 2012, the committee members were Ms. Cox (Chair), Mr. MacMillan and Ms. Simmons. Since February 17, 2012, the committee members have been Ms. Cox (Chair) and Ms. Simmons. The committee is responsible for:

- Reviewing the performance of the CEO and determining his compensation.
- Setting the compensation of the company's other executive officers.
- Overseeing administration of employee benefit plans.
- Making recommendations to the board regarding:
  - Institution and termination of, revisions in and actions under employee benefit plans that (i) increase benefits only for officers of the company or disproportionately increase benefits for officers of the company more than other employees of the company, (ii) require or permit the issuance of the company's stock or (iii) the board must approve.
  - Reservation of company stock for use as awards of grants under plans or as contributions or sales to any trustee of any employee benefit plan.
- Taking action as appropriate regarding the institution and termination of, revisions in and actions under employee benefit plans that are not required to be approved by the board.

The Compensation Committee holds regularly scheduled meetings, reports its activities to the board, and consults with the board before setting annual executive compensation. During 2011, the committee met six times. Please see page 79 for a report of the committee.

In performing its functions, the committee is supported by the company's Human Resources organization. The committee has the authority to retain any advisors it deems appropriate to carry out its responsibilities. The committee retained Pearl Meyer & Partners as its compensation consultant for the 2011 compensation cycle. The committee instructed the consultant to advise it directly on executive compensation philosophy, strategies, pay levels, decision-making processes and other matters within the scope of the committee's charter. Additionally, the committee instructed the consultant to assist the company's Human Resources organization in its support of the committee in these matters with such items as peer-group assessment, analysis of the executive compensation market, and compensation recommendations.

The Compensation Committee considers it important that its compensation consultant's objectivity not be compromised by other business engagements with the company or its management. In support of this belief, the committee has a policy on compensation consultants, a copy of which may be found on www.ti.com/corporategovernance. During 2011, neither the consultant nor any of its affiliates performed services for TI other than pursuant to the engagement by the committee.

The Compensation Committee considers executive compensation in a multistep process that involves the review of market information, performance data and possible compensation levels over several meetings leading to the annual determinations in January. Before setting executive compensation, the committee reviews the total compensation and benefits of the executive officers and considers the impact that their retirement, or termination under various other scenarios, would have on their compensation and benefits.

The CEO and the senior vice president responsible for Human Resources, who is an executive officer, are regularly invited to attend meetings of the committee. The CEO is excused from the meeting during any deliberations or vote on his compensation. No executive officer determines his or her own compensation or the compensation of any other executive officer. As members of the board, the members of the committee receive information concerning the performance of the company during the year and interact with our management. During the committee's deliberations on executive compensation, the CEO gives the committee and the board an assessment of his own performance during the year just ended. He also reviews the performance of the other executive officers with the committee and makes recommendations regarding their compensation. The senior vice president responsible for Human Resources assists in the preparation of and reviews the compensation recommendations made to the committee other than for her compensation.

The Compensation Committee's charter provides that it may delegate its power, authority and rights with respect to TI's long-term incentive plans, employee stock purchase plan and employee benefit plans to (i) one or more committees of the board established or delegated authority for that purpose; or (ii) employees or committees of employees except that no such delegation may be made with respect to compensation of the company's executive officers.

Pursuant to that authority, the Compensation Committee has delegated to a special committee established by the board the authority to grant a limited number of stock options and restricted stock units under the company's long-term incentive plans. The sole member of the special committee is Mr. Templeton. The special committee has no authority to grant, amend or terminate any form of compensation to TI's executive officers. The Compensation Committee reviews the grant activity of the special committee.

Governance and Stockholder Relations Committee

All members of the G&SR Committee are independent. From January 1 to April 22, 2011, the committee members were Ms. Simmons (Chair), Mr. Sanders and Ms. Whitman. Since April 22, the committee members have been Ms. Whitman (Chair), Mr. Carp and Mr. Sanders. The G&SR Committee is generally responsible for:

- Making recommendations to the board regarding:
  - The development and revision of our corporate governance principles.
  - The size, composition and functioning of the board and board committees.
  - Candidates to fill board positions.
  - Nominees to be designated for election as directors.
  - Compensation of board members.
  - Organization and responsibilities of board committees.
  - Succession planning by the company.
  - Issues of potential conflicts of interest involving a board member raised under TI's conflict of interest policy.
  - Election of executive officers of the company.
  - Topics affecting the relationship between the company and stockholders.
  - Public issues likely to affect the company.
  - Responses to proposals submitted by stockholders.
- Reviewing:
  - Contribution policies of the company and of the TI Foundation.
  - Revisions to TI's code of ethics.
  - Electing officers of the company other than the executive officers.
  - Overseeing an annual evaluation of the board and the committee.

The G&SR Committee met eight times in 2011. The G&SR Committee holds regularly scheduled meetings and reports its activities to the board. Please see page 58 for a discussion of stockholder nominations and page 60 for a discussion of communications with the board.

Board leadership structure

The board's current leadership structure combines the positions of chairman and CEO, and includes a lead director who presides at executive sessions and performs the duties listed below. The board believes that this structure, combined with its other practices (such as (a) including on each board agenda an opportunity for the independent directors to comment on and influence the proposed strategic agenda for future meetings and (b) holding an executive session at each board meeting), allows it to maintain the active engagement of independent directors and appropriate oversight of management.

The independent directors have elected Ms. Patsley to serve as lead director through April 2013. Thereafter, the lead director will be elected by the independent directors annually. The duties of the lead director are to:

- Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- Serve as liaison between the chairman and the independent directors;
- Approve information sent to the board;
- Approve meeting agendas for the board;
- Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and
- If requested by major shareholders, ensure that he or she is available for consultation and direct communication.

In addition, the lead director has authority to call meetings of the independent directors.

The board, led by its G&SR Committee, regularly reviews the board's leadership structure. The board's consideration is guided by two questions: would stockholders be better served and would the board be more effective with a different structure. The board's views are informed by a review of the practices of other companies and insight into the preferences of top stockholders, as gathered from face-to-face dialogue and review of published guidelines. The board also considers how board roles and interactions would change if its leadership structure changed. The board's goal is for each director to have an equal stake in the board's actions and equal accountability to the corporation and its stockholders.

The board continues to believe that there is no uniform solution for a board leadership structure. Indeed, the company has had varying board leadership models over its history, at times separating the positions of chairman and CEO and at times combining the two, and now utilizing a lead director.

Risk oversight by the board

It is management's responsibility to assess and manage the various risks TI faces. It is the board's responsibility to oversee management in this effort. In exercising its oversight, the board has allocated some areas of focus to its committees and has retained areas of focus for itself, as more fully described below.

Management generally views the risks TI faces as falling into the following categories: strategic, operational, financial and compliance. The board as a whole has oversight responsibility for the company's strategic and operational risks (e.g., major initiatives, competitive markets and products, sales and marketing, and research and development). Throughout the year the CEO discusses these risks with the board during strategy reviews that focus on a particular business or function. In addition, at the end of the year, the CEO provides a formal report on the top strategic and operational risks.

TI's Audit Committee has oversight responsibility for financial risk (such as accounting, finance, internal controls and tax strategy). Oversight responsibility for compliance risk is shared by the board committees. For example, the Audit Committee oversees compliance with the company's code of conduct and finance- and accounting-related laws and policies, as well as the company's compliance program itself; the Compensation Committee oversees compliance with the company's executive compensation plans and related laws and policies; and the G&SR Committee oversees compliance with governance-related laws and policies, including the company's corporate governance guidelines.

The Audit Committee oversees the company's approach to risk management as a whole. It reviews the company's risk management process at least annually by means of a presentation by the CFO.

The board's leadership structure is consistent with the board and committees' roles in risk oversight. As discussed above, the board has found that its current structure and practices are effective in fully engaging the independent directors. Allocating various aspects of risk oversight among the committees provides for similar engagement. Having the chairman and CEO review strategic and operational risks with the board ensures that the director most knowledgeable about the company, the industry in which it operates and the competition and other challenges it faces shares those insights with the board, providing for a thorough and efficient process.

Director compensation

The G&SR Committee has responsibility for reviewing and making recommendations to the board on compensation for non-employee directors, with the board making the final determination. The committee has no authority to delegate its responsibility regarding director compensation. In carrying out this responsibility it is supported by TI's Human Resources organization. The CEO, the senior vice president responsible for Human Resources and the Secretary review the recommendations made to the committee. The CEO also votes, as a member of the board, on the compensation of non-employee directors.

The compensation arrangements in 2011 for the non-employee directors were:

- Annual retainer of $80,000 for board and committee service.
- Additional annual retainer of $30,000 for service as chair of the Audit Committee; $20,000 for service as chair of the Compensation Committee; and $15,000 for service as chair of the Governance and Stockholder Relations Committee.
- Additional annual retainer of $25,000 for service as the Lead Director.
- Annual grant of a 10-year option to purchase TI common stock pursuant to the terms of the Texas Instruments 2009 Director Compensation Plan (Director Plan), which was approved by stockholders in April 2009. The grant-date value is approximately $100,000, determined using a Black-Scholes option-pricing model (subject to the board's ability to adjust the grant downward). These non-qualified (NQ) options become exercisable in four equal annual installments beginning on the first anniversary of the grant and also will become fully exercisable in the event of termination of service following a change in control (as defined in the Director Plan) of TI.
- Annual grant of restricted stock units pursuant to the Director Plan with a grant date value of approximately $100,000 (subject to the board's ability to adjust the grant downward). The restricted stock units vest on the fourth anniversary of their date of grant and upon a change in control as defined in the Director Plan. If a director is not a member of the board on the fourth anniversary of the grant, restricted stock units will nonetheless settle (i.e., the shares will issue) on such anniversary date if the director has completed eight years of service prior to termination or the director's termination was due to death, disability or ineligibility to stand for re-election under the company's by-laws. The director may defer settlement of the restricted stock units at his or her election. Upon settlement, the director will receive one share of TI common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units at the same rate as dividends on TI common stock.
- $1,000 per day compensation for other activities designated by the chairman.

The board has determined that grants of equity compensation to non-employee directors will be timed to occur when grants are made to our U.S. employees in connection with the annual compensation review process. Accordingly, equity grants to non-employee directors are made in January. Please see the discussion regarding the timing of equity compensation grants in the Compensation Discussion and Analysis on page 76.

Directors are not paid a fee for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders meetings and other designated TI events. In addition, non-employee directors may travel on company aircraft to and from these meetings and other designated events. On occasion, directors' spouses are invited to attend board events; the spouses' expenses incurred in connection with attendance at those events are also reimbursed.

Under the Director Plan, some directors have chosen to defer all or part of their cash compensation until they leave the board (or certain other specified times). These deferred amounts were credited to either a cash account or stock unit account. Cash accounts earn interest from TI at a rate currently based on Moody's Seasoned Aaa Corporate Bonds. For 2011, that rate was 4.54 percent. Stock unit accounts fluctuate in value with the underlying shares of TI common stock, which will be issued after the deferral period. Dividend equivalents are paid on these stock units. Directors may also defer settlement of the restricted stock units they receive.

We have arrangements with certain customers whereby our employees may purchase consumer products containing TI components at discounted pricing. In addition, the TI Foundation has an educational and cultural matching gift program. In both cases, directors are entitled to participate on the same terms and conditions available to employees.

Non-employee directors are not eligible to participate in any TI-sponsored pension plan.

2011 director compensation

The following table shows the compensation of all persons who were non-employee members of the board during 2011 for services in all capacities to TI in 2011.

Name (1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation ($)(6)	Total ($)
R. W. Babb, Jr.	$ 80,000	$99,977	$104,223	—	—	$ 20	$284,220
D. L. Boren	$ 26,668	$99,977	$104,223	—	—	$21,761	$252,629
D. A. Carp	$ 80,000	$99,977	$104,223	—	—	$ 8,531	$292,731
C. S. Cox	$100,000	$99,977	$104,223	—	$519	$ 20	$304,739
D. R. Goode	$ 26,668	$99,977	$104,223	—	—	$25,761	$256,629
S. P. MacMillan	$ 80,000	$99,977	$104,223	—	—	$10,020	$294,220
P. H. Patsley	$117,292	$99,977	$104,223	—	—	$ 20	$321,512
R. E. Sanchez	$ 63,656	$67,800	—	—	—	$10,020	$141,476
W. R. Sanders	$ 80,000	$99,977	$104,223	—	—	$ 8,531	$292,731
R. J. Simmons	$ 85,000	$99,977	$104,223	—	$136	$ 20	$289,356
C. T. Whitman	$ 90,000	$99,977	$104,223	—	—	$ 20	$294,220

(1) Messrs. Boren and Goode reached the age of 70 by the date of the 2011 annual meeting and therefore were ineligible under the company's by-laws to stand for re-election at the meeting. They ceased to be directors of the company on April 21, 2011. Mr. MacMillan resigned effective February 17, 2012. Mr. Sanchez was elected to the board effective March 15, 2011.

(2) Includes amounts deferred at the director's election.

(3) Shown is the aggregate grant date fair value of awards granted in 2011 calculated in accordance with Financial Accounting Standards Board *Accounting Standards Codification™ Topic 718, Compensation-Stock Compensation* (ASC 718). The discussion of the assumptions used for purposes of calculating the grant date fair value appears in note 5 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011.

The table below shows the aggregate number of shares underlying outstanding restricted stock units held by the named individuals as of December 31, 2011.

Name	Restricted Stock Units (in Shares)
R. W. Babb, Jr.	4,887
D. L. Boren	10,387
D. A. Carp	21,551
C. S. Cox	14,887
D. R. Goode	12,554
S. P. MacMillan	9,887
P. H. Patsley	12,387
R. E. Sanchez	2,000
W. R. Sanders	19,987
R. J. Simmons	20,887
C. T. Whitman	12,887

Each restricted stock unit represents the right to receive one share of TI common stock. For restricted stock units granted prior to 2007, shares are issued at the time of mandatory retirement from the board (age 70) or upon the earlier of termination of service from the board after completing eight years of service or death or disability. For information regarding share issuances under restricted stock units granted after 2006, please see the discussion on page 64.

(4) Shown is the aggregate grant date fair value of awards granted in 2011 calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of calculating the grant date fair value appears in note 5 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011.

The table below shows the aggregate number of shares underlying outstanding stock options held by the named individuals as of December 31, 2011.

Name	Options (in Shares)
R. W. Babb, Jr.	10,002
D. L. Boren	61,002
D. A. Carp	93,002
C. S. Cox	68,002
D. R. Goode	103,002
S. P. MacMillan	24,002
P. H. Patsley	68,002
R. E. Sanchez	—
W. R. Sanders	83,002
R. J. Simmons	103,002
C. T. Whitman	83,002

The terms of these options are as set forth on page 64 except that for options granted before November 2006, the exercise price is the average of the high and low price of the company's common stock on the date of grant, and for options granted before 2010, the grant becomes fully exercisable upon a change in control of TI.

(5) SEC rules require the disclosure of earnings on deferred compensation accounts to the extent that the rate of interest exceeds a specified rate (Federal Rate), which is 120 percent of the applicable federal long-term rate with compounding. Under the terms of the Director Plan, deferred compensation cash accounts earn interest at a rate based on Moody's Seasoned Aaa corporate bonds. For 2011, this interest rate exceeded the Federal Rate by 0.22 percentage points. Shown is the amount of interest earned on the directors' deferred compensation accounts that was in excess of the Federal Rate.

(6) Consists of (a) the annual cost ($20 per director) of premiums for travel and accident insurance policies, (b) contributions under the TI Foundation matching gift program of $10,000, $14,000, $10,000, and $10,000 for Messrs. Boren, Goode, MacMillan and Sanchez, respectively, and (c) for certain individuals, costs related to the Director Award Program. Each director whose service commenced prior to June 20, 2002, is eligible to participate in the Director Award Program, a charitable donation program under which we will contribute a total of $500,000 per eligible director to as many as three educational institutions recommended by the director and approved by us. The contributions are made following the director's death. Directors receive no financial benefit from the program, and all charitable deductions belong to the company. In accordance with SEC rules, we have included the company's annual costs under the program in All Other Compensation of the directors who participate. These costs include third-party administrator fees for the program and premiums on life insurance policies to fund the program. Messrs. Boren, Carp, Goode and Sanders participate in this program. The cost attributable to each of Messrs. Boren and Goode for their participation in the program was $11,741. The cost attributable to each of Messrs. Carp and Sanders was $8,511.

Executive compensation

We are providing the following advisory vote on named executive officer compensation as required by Section 14A of the Securities Exchange Act.

At TI's 2011 annual meeting, a non-binding advisory vote was taken on the frequency of future advisory votes regarding named executive officer compensation. A majority of the shares cast on the matter were in favor of holding such an advisory vote on an annual basis. As a result, TI's board of directors decided to hold future advisory votes on named executive compensation on an annual basis.

Proposal regarding advisory approval of the company's executive compensation

The board asks the shareowners to cast an advisory vote on the compensation of our named executive officers. The "named executive officers" are the five executive officers, consisting of the chief executive officer, chief financial officer and three other most highly compensated executive officers, named in the compensation tables on pages 79-93.

Specifically, we ask the shareowners to approve the following resolution:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion on pages 68-93 of this proxy statement, is hereby approved.

We encourage shareowners to review the Compensation Discussion and Analysis section of the proxy statement, which follows. It discusses our executive compensation policies and programs and explains the compensation decisions relating to the named executive officers for 2011. We believe that the policies and programs serve the interests of our shareowners and that the compensation received by the named executive officers is commensurate with the performance and strategic position of the company.

Although the outcome of this vote is not binding on the company or the board, the Compensation Committee of the board will consider it when setting future compensation for the executive officers.

The board of directors recommends a vote FOR the resolution approving the named executive officer compensation for 2011, as disclosed in this proxy statement.

PROXY STATEMENT

Compensation discussion and analysis

This section describes TI's compensation program for executive officers. It will provide insight into the following:

- The elements of the 2011 compensation program, why we selected them and how they relate to one another; and
- How we determined the amount of compensation for 2011.

Currently, TI has 15 executive officers. These executives have the broadest job responsibilities and policy-making authority in the company. We hold them accountable for the company's performance and for maintaining a culture of strong ethics. Details of compensation for our CEO, CFO and the three other highest paid individuals who were executive officers in 2011 (collectively called the "named executive officers") can be found in the tables beginning on page 79.

Executive summary

- **TI's compensation program is structured to pay for performance and deliver rewards that encourage executives to think and act in both the short- and long-term interests of our shareholders. The majority of total compensation for our executives each year comes in the form of variable cash and equity compensation. Variable cash is tied to the short-term performance of the company, and the value of equity is tied to the long-term performance of the company. We believe our compensation program holds our executive officers accountable for the financial and competitive performance of TI.**
- **2011 Compensation Decisions for the CEO:**
  - Base pay was unchanged, in order to maintain salary at a level slightly below the estimated median of the CEOs in our pay comparator group.
  - Total equity shares granted in January 2011 were 17 percent lower than in January 2010. The resulting grant date fair value was 28 percent higher than 2010, reflective of a 50 percent higher stock price on the date of the 2011 grant compared to the 2010 grant.
  - The bonus decision was based primarily on the following performance results in 2011:

	2011 Absolute Performance	2011 Relative Performance**
Revenue Growth: Total TI Revenue Growth without baseband*	-2% 3%	Below Median Median
Profit from Operations as a % of Revenue (PFO%)	22%	Above Median
Total Shareholder Return (TSR)	-9%	Above Median

Year-on-Year Change in CEO Bonus (2011 bonus compared to 2010)	10% lower

* Revenue growth for total TI, excluding digital baseband, a product line for which TI has a publicly stated exit plan.

** Relative to semiconductor competitors as outlined on page 73. Includes estimates and projections of certain competitors' financial results.

The committee's strategy for setting cash and non-cash compensation is described in the table that follows immediately below. Its compensation decisions for the named executive officers for 2011 are discussed on pages 71-76. Benefit programs in which the executive officers participate are discussed on pages 77-78. Perquisites are discussed on page 78.

Detailed discussion

Compensation philosophy and elements

The Compensation Committee of TI's board of directors is responsible for setting the compensation of all TI executive officers. The committee consults with the other independent directors and its compensation consultant, Pearl Meyer & Partners, before setting annual compensation for the executives. The committee chair regularly reports on committee actions at board meetings.

In a cyclical industry such as ours, in which market conditions and therefore growth and profitability can change quickly, we do not use pre-set formulas, thresholds or multiples to determine compensation awards. The only exception to this is the profit sharing program, in which the executive officers and most other TI employees participate (described in the table below).

The primary elements of our executive compensation program are as follows:

Near-term compensation, paid in cash

Element	Purpose	Strategy	Terms
Base salary	Basic, least variable form of compensation	Pay slightly below market median in order to weight total compensation to the performance-based elements described below in this chart.	Paid twice monthly
Profit sharing	Broad-based program designed to emphasize that each employee contributes to the company's profitability and can share in it	Pay according to a formula that focuses employees on a company goal, and at a level that will affect behavior. Profit sharing is paid in addition to any performance bonus awarded for the year. For the last seven years, the formula has been based on company-level annual operating profit margin. The formula was set by the TI board. The committee's practice has been not to adjust amounts earned under the formula.	Payable in a single cash payment shortly after the end of the performance year As in recent years, the formula for 2011 was: • Below 10% company-level annual operating profit as a percentage of revenue ("Margin"): no profit sharing • At 10% Margin: profit sharing = 2% of base salary • At Margin above 10%: profit sharing increases by 0.5% of base salary for each percentage point of Margin between 10% and 24%, and 1% of base salary for each percentage point of Margin above 24%. The maximum profit sharing is 20% of base salary. In 2011, TI delivered Margin of 22%. As a result, all eligible employees, including executive officers, received profit sharing of 7.9% of base salary.

Element	Purpose	Strategy	Terms
Performance bonus	To motivate executives and reward them according to the company's relative and absolute performance and the executive's individual performance	Determined primarily on the basis of one-year and three-year company performance on certain measures (revenue growth percent, operating margin and total shareholder return[1]) as compared to competitors and on our strategic progress in key markets and with customers. These factors have been chosen to reflect our near-term financial performance as well as our progress in building long-term shareholder value. The committee aims to pay total cash compensation (base salary, profit sharing and bonus) appropriately above median if company performance is above that of competitors, and pay total cash compensation appropriately below the median if company performance is below competitors. The committee does not rely on formulas or performance targets or thresholds. Instead it uses its judgment based on its assessment of the factors described above.	Determined by the committee and paid in a single payment after the performance year
Long-term compensation, awarded in equity			
Non-qualified stock options and restricted stock units	Alignment with shareholders; long-term focus; retention, particularly with respect to restricted stock units	We grant a combination of nonqualified (NQ) stock options and restricted stock units, generally targeted at the median level of equity compensation awarded to executives in similar positions at the Comparator Group.	The terms and conditions of stock options and restricted stock units are summarized on pages 84-85. The committee's grant procedures are described on page 76.

Our executive compensation program is designed to encourage executive officers to pursue strategies that serve the interests of the company and shareholders, and not to promote excessive risk-taking by our executives. It is built on a foundation of sound corporate governance and includes:

- Executive officers do not have employment contracts and are not guaranteed salary increases or bonus amounts.
- We have never repriced stock options. We do not grant reload options. We grant equity compensation with double-trigger change-in-control terms, which accelerate the vesting of grants only if the grantee has been terminated involuntarily within a limited time after a change in control of the company.
- Bonus and equity compensation awards are subject to clawback under the committee's policy described on page 76.
- We do not provide excessive perquisites. Those few we do provide are designed to help executives remain focused on their work at TI or for personal safety. We do not provide tax gross-ups for perquisites.
- We do not guarantee a return or provide above-market returns on compensation that has been deferred.
- Pension benefits are calculated on salary and bonus only; the proceeds earned on equity or other performance awards are not part of the pension calculation.

1 Total shareholder return refers to the percentage change in the value of a stockholder's investment in a company over the relevant time period, as determined by dividends paid and the change in the company's share price during the period. See page 74.

PROXY STATEMENT

Comparator group

The Compensation Committee considers the market level of compensation when setting the salary, bonuses and equity compensation of the executive officers. The committee targets salary slightly below market median in order to weight total compensation to performance-based elements. To estimate the market level of pay, the committee uses information provided by its compensation consultant and TI's Compensation and Benefits organization about compensation paid to executives in similar positions at a peer group of companies (the "Comparator Group").

The committee sets the Comparator Group. In general, the Comparator Group companies (1) are U.S.-based, (2) engage in the semiconductor business or other electronics or information technology activities, (3) have executive positions comparable in complexity to those of TI and (4) use forms of executive compensation comparable to TI's.

Shown in the table below is the Comparator Group used for the compensation decisions for 2011 (base salary, equity compensation and bonus). The table compares the group to TI in terms of revenue and market capitalization.

Company	Revenue ($ billion)***	Market Cap ($ billion)***	Fiscal Year End
Intel Corporation	54.0	123.5	December
Cisco Systems, Inc.	43.7	97.2	July
Google Inc.	37.9	209.2	December
Oracle Corporation	36.7	128.9	May
Emerson Electric Co.	24.2	34.3	September
Xerox Corporation	22.6	10.8	December
EMC Corporation	20.0	43.9	December
Computer Sciences Corporation	16.2	3.7	March
QUALCOMM Corporation	15.0	92.3	September
TE Connectivity Ltd.*	14.4	13.1	September
Texas Instruments Incorporated	**13.7**	**33.3**	**December**
eBay Inc.	11.7	39.2	December
Seagate Technology	11.6	7.6	June
Applied Materials, Inc.	10.5	14.0	October
Western Digital Corporation	9.3	7.2	June
Motorola Solutions, Inc.**	8.2	15.1	December
Broadcom Corporation	7.4	15.8	December
Yahoo! Inc.	5.0	20.0	December
Analog Devices, Inc.	3.0	10.7	October
75th Percentile	23.4	68.1	
Median	14.4	20.0	
25th Percentile	9.9	12.0	

* Formerly Tyco Electronics Ltd. (renamed during 2011).

** Formerly Motorola, Inc. (renamed during 2011 after spin-off of the wireless operations).

*** Trailing four-quarter revenue as reported by Capital IQ on January 31, 2012. Market capitalization as of December 31, 2011.

The committee set the Comparator Group in July 2010 for the base salary and equity compensation decisions it made in January 2011. For a discussion of the factors considered by the committee, please see page 65 of the company's 2011 proxy statement.

In July 2011, the committee reviewed the Comparator Group in terms of industry, revenue and market capitalization. In 2011, Motorola's wireless operations separated from Motorola, Inc., which was renamed Motorola Solutions, Inc. The committee decided Motorola Solutions was still comparable to TI for compensation purposes and therefore retained it in the Comparator Group. The committee used that Comparator Group for the bonus decisions in January 2012 relating to 2011 performance.

Analysis of compensation determinations for 2011

Total compensation – Before finalizing the compensation of the executive officers, the committee reviewed all elements of compensation. The information included total cash compensation (salary, profit sharing and projected bonus), the grant date fair value of equity compensation, the impact that proposed compensation would have on other compensation elements such as pension, and a summary of benefits that the executives would receive under various termination scenarios. The review enabled the committee to see how various compensation elements relate to one another and what impact its decisions would have on the total earnings opportunity of the executives. In assessing the information, the committee did not target a specific level of total compensation or use a formula to allocate compensation to the various elements. Instead, it used its judgment in assessing whether the total was consistent with the objectives of the program. Based on this review, the committee determined that the level of compensation was appropriate.

Base salary – The committee set the 2011 rate of base salary for the named executive officers as follows:

Officer	2011 Annual Rate	Change from 2010 Annual Rate
Mr. Templeton	$990,087	0%
Mr. March	$565,008	6.6%
Mr. Lowe	$600,000	4.3%
Mr. Ritchie	$550,020	16.9%
Mr. Crutcher	$485,004	14.1%

PROXY STATEMENT

The committee set the 2011 base-salary rate for each of the named executive officers in January 2011. In keeping with its strategy, the committee set the annual base-salary rates to be below the estimated median level of salaries expected to be paid to similarly situated executives of the Comparator Group in 2011.

The salary differences between the named executive officers were driven primarily by the market rate of pay for each officer, and not the application of a formula designed to maintain a differential between the officers.

Equity compensation – In 2011, the committee awarded equity compensation to each of the named executive officers. The grants are shown in the grants of plan-based awards in 2011 table on page 81. The grant date fair value of the awards is reflected in that table and in the "Stock Awards" and "Option Awards" columns of the summary compensation table on page 79. The table below is provided to assist the reader in comparing the number of shares, grant date fair values and "NQ Equivalent" levels for each of the years shown in the summary compensation table. NQ Equivalents are calculated by treating each restricted stock unit as 3 NQ Equivalents and each option share as 1 NQ Equivalent. This 3:1 ratio approximates the relative accounting expense of granting one restricted stock unit as compared with an option for one share.

Officer	Year	Stock Options (in Shares)	Restricted Stock Units (in Shares)	NQ Equivalents	Grant Date Fair Value*
Mr. Templeton	2011	450,000	150,000	900,000	$9,883,575
	2010	540,000	180,000	1,080,000	$7,715,066
	2009	664,461	221,487	1,328,922	$6,919,254
Mr. March	2011	137,500	45,834	275,002	$3,020,004
	2010	161,250	53,751	322,503	$2,303,828
	2009	190,000	63,334	380,000	$1,978,543
Mr. Lowe	2011	185,000	61,667	370,001	$4,063,259
	2010	277,500	92,501	555,003	$3,964,709
	2009	280,000	93,334	560,000	$2,915,743
Mr. Ritchie	2011	162,500	54,167	325,001	$3,569,080
	2010	187,500	62,501	375,003	$2,678,865
	2009	250,000	83,334	500,000	$2,603,343
Mr. Crutcher	2011	162,500	54,167	325,001	$3,569,080
	2010	—	100,000**	300,000**	$2,498,000**

* See note 3 to the summary compensation table on page 79 for information on how grant date fair value was calculated.

** Shown is the award made to Mr. Crutcher in September 2010, when he became an executive officer. The grants that he received before he became an executive officer, which were made under procedures applicable to non-executive officers, are reflected in the tables on pages 75 and 83.

For each of the named executive officers, the committee made the 2011 awards shown above in January 2011. The committee's objective was to award to those officers equity compensation that had a grant date fair value at approximately the median market level, in this case the 40th to 60th percentile of the 3-year average of equity compensation (including an estimate of amounts for 2011) granted by the Comparator Group.

In assessing the market level, the committee considered information presented by TI's Compensation and Benefits organization (prepared using data provided by the committee's compensation consultant) on the estimated value of the awards expected to be granted by the Comparator Group to similarly situated executives. The award value was estimated using the same methodology used for financial accounting.

For each officer, the committee set a number of NQ Equivalents to achieve the desired grant value. The committee decided to allocate the NQ Equivalents for each officer equally between restricted stock units and options to give equal emphasis to promoting retention, motivating the executive and aligning his interests with those of shareholders.

Before approving the grants, the committee reviewed the amount of unvested equity compensation held by the officers to assess its retention value. In making this assessment, the committee used its judgment and did not apply any formula, threshold or maximum. This review did not result in an increase or decrease of the awards from the levels described above.

The exercise price of the options was the closing price of TI stock on January 27, 2011, the third trading day after the company released its annual and fourth quarter financial results for 2010. All grants were made under the 2009 Texas Instruments Long-Term Incentive Plan (the "2009 Plan"), which shareholders approved in April 2009. All grants have the terms described on page 84.

The differences in the equity awards between the named executive officers were primarily the result of differences in the applicable estimated market level of equity compensation for their positions, and not the application of any formula designed to maintain differentials between the officers.

Bonus – In January 2012, the committee set the 2011 bonus compensation for executive officers based on its assessment of 2011 performance. In setting the bonuses, the committee used the following performance measures to assess the company:

- The relative one-year and three-year performance of TI as compared with competitor companies, as measured by
  - revenue growth,
  - operating profit as a percentage of revenue,
  - total shareholder return; and
- The absolute one-year and three-year performance of TI on the above measures.

In addition, the committee considered our strategic progress by reviewing how competitive we are in key markets with our core products and technologies, as well as the strength of our relationships with key customers.

One-year relative performance on the three measures and one-year strategic progress were the primary considerations in the committee's assessment of the company's 2011 performance. In assessing performance, the committee did not use formulas, thresholds or multiples. Because market conditions can quickly change in our industry, thresholds established at the beginning of a year could prove irrelevant by year-end. The committee believes its approach, which assesses the company's relative performance in hindsight after year-end, gives it the insight to most effectively and critically judge results and encouraged executives to pursue strategies that serve the long-term interests of the company and its shareholders.

In the comparison of relative performance, the committee used the following companies (the "competitor companies"):[2]

Advanced Micro Devices, Inc.	LSI Logic Corporation
Altera Corporation	Marvell Technology Group Ltd.
Atmel Corporation	Maxim Integrated Products, Inc.
Analog Devices, Inc.	Microchip Technology Incorporated
Broadcom Corporation	NXP Semiconductors N.V.
Fairchild Semiconductor International, Inc.	NVIDIA Corporation
Infineon Technologies AG	ON Semiconductor Corporation
Intel Corporation	QUALCOMM Incorporated
Intersil Corporation	STMicroelectronics N.V.
Linear Technology Corporation	Xilinx, Inc.

These companies include both broad-based and niche suppliers that operate in our key markets or offer technology that competes with our products. The committee considers annually whether the list is still appropriate in terms of revenue, market capitalization and changes in business activities of the companies. In July 2011, the committee decided to remove National Semiconductor Corporation because of its pending acquisition by TI and to add Atmel and NXP, which are TI competitors, to increase the overall comparability of the group to TI.

2 To the extent the companies had not released financial results for the year or most recent quarter, the committee based its evaluation on estimates and projections of the companies' financial results for 2011.

PROXY STATEMENT

Assessment of 2011 Performance

The committee spent extensive time in December and January assessing TI's results and strategic progress for 2011. The committee considered both quantitative and qualitative data, and it applied judgment in its assessment. Overall, the committee determined that TI's absolute performance was below that of the prior year, and that its relative performance was mixed, surpassing most competitors listed in the table above in operating profitability, total shareholder return and strategic position, but below competitors in revenue growth.

The committee set the named executive officers' bonus to be commensurate with this performance, generally about 10 percent lower than that of 2010.

Below are details of the committee's performance assessment.

Revenue and margin

- TI revenue declined 2 percent, which was below the median growth rate of the competitor companies. However, TI's revenue included a $600 million decline in revenue for wireless digital basebands, a product line for which TI has a publicly stated exit plan. Excluding baseband revenue ($1.1 billion), TI's revenue grew 3 percent, the median as compared with competitors. Revenue grew in the company's core businesses of Analog and Embedded Processing, up 7 percent and 2 percent respectively, resulting in market share gains for each.
- Operating profit margin was 22 percent. This placed the company above median as compared with competitors. Return on invested capital was 14 percent, above the company's cost of capital.
- Three-year metrics were 3 percent compounded annual revenue growth and 24 percent average operating profit margin, below and above the median, respectively, as compared with competitor companies.

Total shareholder return ("TSR")

- TSR declined 9 percent, but was above the median performance of competitor comparisons.
- The company returned cash to stockholders through stock repurchases of $2 billion, reducing outstanding shares by 2 percent (net of stock issuances during the year). The company also increased the quarterly dividend rate by 31 percent, the ninth increase in eight years.
- Even accounting for the above stock repurchases and dividend increases, the balance sheet remained robust, ending the year with cash and short-term investments of almost $3 billion.
- Three-year TSR increased 26 percent, near median of competitor comparisons.

Strategic progress

- The company completed a major step in strengthening its Analog competitiveness with the acquisition of National Semiconductor, adding thousands of new analog products to its existing portfolio and increasing the company's manufacturing capability with the addition of two wafer fabs and an assembly/test facility. As a result, half the company's revenue now comes from Analog sales and TI offers customers an unparalleled breadth of product choices.
- Also in reviewing strategic progress for 2011, the committee again noted that TI is focused on segments of the semiconductor market that have long-term growth potential thanks to the many and increasing number of electronic systems that require Analog and Embedded Processing technology. TI's positions, strategies, products and manufacturing capacity give the company a sustainable advantage over competitors, as evidenced by market share gains in both in 2011.

Performance Summary

	1-Year	3-Year
Revenue growth	-2%	3% CAGR
Operating margin	22%	24% average
Return on invested capital (ROIC)	14%	20% average
Increase in quarterly dividend rate	31%	55%
Total shareholder return (TSR)	-9%	26% CAGR

CAGR = compound annual growth rate

ROIC = operating margin x (1 – tax rate) / (assets – non-debt liabilities)

One-year TSR % = (adjusted closing price of the company's stock at year-end 2011, divided by 2010 year-end adjusted closing price) minus 1. The adjusted closing price is as shown under Historical Prices for the company's stock on Yahoo Finance and reflects stock splits and reinvestment of dividends.

Three-year TSR CAGR % = (adjusted closing price of the company's stock at year-end 2011, divided by 2008 year-end adjusted closing price)$^{1/3}$ minus 1. Adjusted closing price is as described above.

Before setting the bonuses for the named executive officers, the committee considered the officers' individual performance. The performance of the CEO was judged according to the performance of the company. For the other officers, the committee considered the factors described below in assessing individual performance. In making this assessment, the committee did not apply any formula or performance targets.

Mr. March is the chief financial officer. The committee noted the financial management of the company.

Mr. Lowe is responsible for the company's analog semiconductor product lines. The committee noted the financial performance of those product lines, including the company's analog market share, and the position of the operations strategically and with customers.

Mr. Ritchie is responsible for the company's semiconductor manufacturing operations. The committee noted the performance of those operations, including their cost-competitiveness and inventory management.

Mr. Crutcher is responsible for the company's embedded processing and custom product lines. The committee noted the financial performance and strategic position of the product lines.

The bonuses awarded for 2011 performance are shown in the table below. The differences in the amounts awarded to the named executive officers were primarily the result of differences in the officers' level of responsibility and the applicable market level of total cash compensation expected to be paid to similarly situated officers in the Comparator Group. The increase in Mr. Crutcher's bonus for 2011 as compared to 2010 reflects his first full year at his current level of responsibility. The bonus of each named executive officer was paid under the Executive Officer Performance Plan described on pages 78 and 81.

Results of the compensation decisions – Results of the compensation decisions made by the committee relating to the named executive officers for 2011 are summarized in the following table. This table is provided as a supplement to the summary compensation table on page 79 for investors who may find it useful to see the data presented in this form. Although the committee does not target a specific level of total compensation, it considers information similar to that in the table to ensure that the sum of these elements is, in its judgment, in a reasonable range. The principal differences between this table and the summary compensation table are explained in footnote 3 below.[3]

Officer	Year	Salary (Annual Rate)	Profit Sharing	Bonus	Equity Compensation (Grant Date Fair Value)	Total
Mr. Templeton	2011	$990,087	$ 78,118	$2,700,000	$9,883,575	$13,651,780
	2010	$990,087	$171,094	$3,000,000	$7,715,066	$11,876,247
	2009	$963,120	$ 63,084	$1,725,000	$6,919,254	$ 9,670,458
Mr. March	2011	$565,008	$ 44,349	$ 875,000	$3,020,004	$ 4,504,361
	2010	$530,004	$ 90,858	$ 975,000	$2,303,828	$ 3,899,690
	2009	$465,000	$ 30,458	$ 575,000	$1,978,543	$ 3,049,001
Mr. Lowe	2011	$600,000	$ 47,176	$1,225,000	$4,063,259	$ 5,935,435
	2010	$575,004	$ 99,014	$1,350,000	$3,964,709	$ 5,988,727
	2009	$535,020	$ 35,044	$ 775,000	$2,915,743	$ 4,260,807
Mr. Ritchie	2011	$550,020	$ 42,873	$1,000,000	$3,569,080	$ 5,161,973
	2010	$470,400	$ 81,151	$1,100,000	$2,678,865	$ 4,330,416
	2009	$448,080	$ 29,349	$ 600,000	$2,603,343	$ 3,680,772
Mr. Crutcher	2011	$485,004	$ 37,873	$ 925,000	$3,569,080	$ 5,016,957
	2010	$425,040	$ 62,508	$ 750,000	$4,641,074	$ 5,878,622

For Mr. Lowe, the "Total" is about even for 2011 as compared to 2010. For Mr. Crutcher, the "Total" is lower for 2011 due to the restricted stock unit award he received in September 2010, when he became an executive officer (reflected on pages 72 and 83). For the other named executive officers, including Mr. Templeton, the "Total" was higher for 2011 due to the higher grant date fair value of their equity compensation.

3 This table shows the annual rate of base salary as set by the committee. In the summary compensation table, the "Salary" column shows the actual salary paid in the year. This table has separate columns for profit sharing and bonus. In the summary compensation table, profit sharing and bonus are aggregated in the column for "Non-Equity Incentive Plan Compensation," in accordance with SEC requirements. Please see notes 3 and 4 to the summary compensation table for information about how grant date fair value was calculated.

The compensation decisions shown above resulted in the following 2011 compensation mix for the named executive officers:


CEO
Other NEOs*
7%
20%
1%
72%
11%
20%
1%
69%
Base Salary
Equity Compensation
Profit Sharing
Bonus

* Average data for the named executive officers other than Mr. Templeton. Totals may not equal 100 percent, due to rounding.

Equity dilution

The Compensation Committee's goal is to keep net annual dilution from equity compensation under 2 percent. "Net annual dilution" means the number of shares under equity awards granted by the committee each year to all employees (net of award forfeitures) as a percentage of the shares of the company's outstanding common stock. Equity awards granted in 2011 under the company's equity-compensation program resulted in 0 percent net annual dilution.

Process for equity grants

The Compensation Committee makes grant decisions for equity compensation at its January meeting each year. The dates on which these meetings occur are generally set three years in advance. The January meetings of the board and the committee generally occur in the week or two before we announce our financial results for the previous quarter and year.

On occasion, the committee may grant stock options or restricted stock units to executives at times other than January. For example, it has done so in connection with job promotions and for purposes of retention.

We do not back-date stock options or restricted stock units. We do not accelerate or delay the release of information due to plans for making equity grants.

Under the committee's policy, if the committee meeting falls in the same month as the release of the company's financial results, the grants approved at the meeting will be made effective on the later of (i) the meeting day or (ii) the third trading day after the release of results. Otherwise they will be made effective on the day of committee action. The exercise price of stock options is the closing price of TI stock on the effective date of the grant.

Recoupment policy

The committee has a policy concerning recoupment ("clawback") of executive bonuses and equity compensation. Under the policy, in the event of a material restatement of TI's financial results due to misconduct, the committee will review the facts and circumstances and take the actions it considers appropriate with respect to the compensation of any executive officer whose fraud or willful misconduct contributed to the need for such restatement. Such action may include (a) seeking reimbursement of any bonus paid to such officer exceeding the amount that, in the judgment of the committee, would have been paid had the financial results been properly reported and (b) seeking to recover profits received by such officer during the twelve months after the restated period under equity compensation awards. All determinations by the committee with respect to this policy are final and binding on all interested parties.

Most recent stockholder advisory vote on executive compensation

In April 2011, our shareholders cast an advisory vote on the company's executive compensation decisions and policies as disclosed in the proxy statement issued by the company in March 2011. Approximately 96 percent of the shares voted on the matter were cast in support of the compensation decisions and policies as disclosed. The committee considered this result and determined that it was not necessary at this time to make any material changes to the company's compensation policies and practices in response to the advisory vote.

PROXY STATEMENT

Benefits

Reflecting the company's culture of respect and value for all employees, the financial and health benefits received by executive officers are the same as those received by other U.S. employees except for the few benefits described under the sub-heading Other Benefits in the last paragraph of this section.

Retirement plans

The executive officers participate in our retirement plans under the same rules that apply to other U.S. employees. We maintain these plans to have a competitive benefits program and for retention.

Like other established U.S. manufacturers, we have had a U.S. qualified defined benefit pension plan for many years. At its origin, the plan was designed to be consistent with those offered by other employers in the diverse markets in which we operated, which at the time included consumer and defense electronics as well as semiconductors and materials products. In order to limit the cost of the plan, we closed the plan to new participants in 1997. We gave U.S. employees as of November 1997 the choice to remain in the plan, or to have their plan benefits frozen (i.e., no benefit increase attributable to years of service or change in eligible earnings) and begin participating in an enhanced defined contribution plan. Mr. Templeton and Mr. Crutcher chose not to remain in the defined benefit plan. As a result, their benefits under that plan were frozen in 1997 and they participate in the enhanced defined contribution plan. The other named executive officers have continued their participation in the defined benefit pension plan.

The Internal Revenue Code (IRC) imposes certain limits on the retirement benefits that may be provided under a qualified plan. To maintain the desired level of benefits, we have non-qualified defined benefit pension plans for participants in the qualified pension plan. Under the non-qualified plans, participants receive benefits that would ordinarily be paid under the qualified pension plan but for the limitations under the IRC. For additional information about the defined benefit plans, please see pages 85-87.

Employees accruing benefits in the qualified pension plan, including the named executive officers other than Mr. Templeton and Mr. Crutcher, also are eligible to participate in a qualified defined contribution plan that provides employer matching contributions. The enhanced defined contribution plan, in which Mr. Templeton and Mr. Crutcher participate, provides for a fixed employer contribution plus an employer matching contribution.

In general, if an employee who participates in the pension plan (including an employee whose benefits are frozen as described above) dies after having met the requirements for normal or early retirement, his or her beneficiary will receive a benefit equal to the lump-sum amount that the participant would have received if he or she had retired before death. In 2011, having reached the age of 55 with at least 20 years of employment, Mr. Ritchie met the requirements for early retirement under the pension plans. None of the other named executive officers was retirement-eligible under the plans.

Because benefits under the qualified and non-qualified defined benefit pension plans are calculated on the basis of eligible earnings (salary and bonus), an increase in salary or bonus may result in an increase in benefits under the plans. Salary or bonus increases for Mr. Templeton and Mr. Crutcher do not result in greater benefits for them under the company's defined benefit pension plans because their benefits under those plans were frozen in 1997. The committee considers the potential effect on the executives' retirement benefits when it sets salary and performance bonus levels.

Deferred compensation

Any U.S. employee whose base salary and management responsibility exceed a certain level may defer the receipt of a portion of his or her salary, bonus and profit sharing. Rules of the U.S. Department of Labor require that this plan be limited to a select group of management or highly compensated employees. The plan allows employees to defer the receipt of their compensation in a tax-efficient manner. Eligible employees include, but are not limited to, the executive officers. We have the plan to be competitive with the benefits packages offered by other companies.

The executive officers' deferred compensation account balances are unsecured and all amounts remain part of the company's operating assets. The value of the deferred amounts tracks the performance of investment alternatives selected by the participant. These alternatives are a subset of those offered to participants in the defined contribution plans described above. The company does not guarantee any minimum return on the amounts deferred. In accordance with SEC rules, no earnings on deferred compensation are shown in the summary compensation table on page 79 for 2011 because no "above-market" rates were earned on deferred amounts in 2011.

Employee stock purchase plan

Our shareholders approved the TI Employees 2005 Stock Purchase Plan in April 2005. Under the plan, all employees in the U.S. and certain other countries may purchase a limited number of shares of the company's common stock at a 15 percent discount. The plan is designed to offer the broad-based employee population an opportunity to acquire an equity interest in the company and thereby align their interests with those of shareholders. Consistent with our general approach to benefit programs, executive officers are also eligible to participate.

Health-related benefits
Executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, disability and life insurance. These benefits are intended to be competitive with benefits offered in the semiconductor industry.

Other benefits
Executive officers receive only a few benefits that are not available to all other U.S. employees. Specifically, we promote sustained good health by providing a company-paid physical for each executive officer, and we encourage effective long-term financial planning by providing financial counseling up to $8,000 per year for the CEO and $7,000 per year for the other executive officers. The board of directors has determined that for security reasons, it is in the company's interest to require the CEO to use company aircraft for personal air travel. The company provides no tax gross-ups for perquisites to any of the executive officers.

Compensation following employment termination or change in control
None of the executive officers has an employment contract. Executive officers are eligible for benefits on the same terms as other U.S. employees upon termination of employment or a change in control of the company. The current programs are described under the heading Potential Payments upon Termination or Change in Control beginning on page 88. None of the few additional benefits that the executive officers receive continue after termination of employment, except the amount described above for financial counseling is provided in the following year in the event of retirement. The committee reviews the potential impact of these programs before finalizing the annual compensation for the named executive officers. The committee did not raise or lower compensation for 2011 based on this review.

The Texas Instruments 2009 Long-Term Incentive Plan generally establishes double-trigger change-in-control terms for grants made in 2010 and later years. Under those terms, options become fully exercisable and shares are issued under restricted stock unit awards (to the extent permitted by Section 409A of the IRC) if the grantee is involuntarily terminated within 24 months after a change in control of TI. These terms are intended to encourage employees to remain with the company through a transaction while reducing employee uncertainty and distraction in the period leading up to any such event.

Stock ownership guidelines and policy against hedging
Our board of directors has established stock ownership guidelines for executive officers. The guideline for the CEO is four times base salary or 125,000 shares, whichever is less. The guideline for other executive officers is three times base salary or 25,000 shares, whichever is less. Executive officers have five years from their election as executive officers to reach these targets. Directly owned shares and restricted stock units count toward satisfying the guidelines.

Short sales of TI stock by our executive officers are prohibited. It is against TI policy for any employee, including an executive officer, to engage in trading in "puts" (options to sell at a fixed price on or before a certain date), "calls" (similar options to buy), or other options or hedging techniques on TI stock.

Consideration of tax and accounting treatment of compensation
Section 162(m) of the IRC generally denies a deduction to any publicly held corporation for compensation paid in a taxable year to the company's CEO and four other highest compensated officers to the extent that the officer's compensation (other than qualified performance-based compensation) exceeds $1 million. The Compensation Committee considers the impact of this deductibility limit on the compensation that it intends to award. The committee exercises its discretion to award compensation that does not meet the requirements of Section 162(m) when applying the limits of Section 162(m) would frustrate or be inconsistent with our compensation policies and/or when the value of the foregone deduction would not be material. The committee has exercised this discretion when awarding restricted stock units that vest over time, without performance conditions to vesting. The committee believes it is in the best interest of the company and its shareholders that restricted stock unit awards provide for the retention of our executive officers in all market conditions.

The Texas Instruments Executive Officer Performance Plan is intended to ensure that performance bonuses under the plan are fully tax deductible under Section 162(m). The plan, which shareholders approved in 2002, is further described on page 81. The committee's general policy is to award bonuses within the plan, although the committee reserves the discretion to pay a bonus outside the plan if it determines that it is in our shareholders' best interest to do so. The committee set the bonuses of the named executive officers for 2011 performance at the levels described on page 75. The bonuses were awarded within the plan.

When setting equity compensation, the committee considers the estimated cost for financial reporting purposes of equity compensation it intends to grant. Its consideration of the estimated cost of grants made in 2011 is discussed on pages 72-73 above.

Compensation Committee report

The Compensation Committee of the board of directors has furnished the following report:

The committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with the company's management. Based on that review and discussion, the committee has recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K for 2011 and the company's proxy statement for the 2012 annual meeting of stockholders.

Carrie S. Cox, Chair

Ruth J. Simmons

PROXY STATEMENT

2011 summary compensation table

The table below shows the compensation of the company's chief executive officer, chief financial officer and each of the other three most highly compensated individuals who were executive officers during 2011 (collectively called the "named executive officers") for services in all capacities to the company in 2011. For a discussion of the amount of a named executive officer's salary and bonus in proportion to his total compensation, please see the Compensation Discussion and Analysis on pages 68-78.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Richard K. Templeton . . .	2011	$990,087	—	$5,194,500	$4,689,075	$2,778,118	$ 149,704	$254,283	$14,055,767
Chairman, President	2010	$987,840	—	$4,149,000	$3,566,066	$3,171,094	$ 98,899	$240,521	$12,213,420
& Chief Executive Officer	2009	$963,120	—	$3,311,231	$3,608,023	$1,788,084	$ 49,566	$145,633	$ 9,865,657
Kevin P. March	2011	$562,091	—	$1,587,231	$1,432,773	$ 919,349	$ 896,326	$ 39,925	$ 5,437,695
Senior Vice President	2010	$524,587	—	$1,238,961	$1,064,867	$1,065,858	$ 558,705	$ 19,995	$ 4,472,973
& Chief Financial Officer	2009	$465,000	—	$ 946,843	$1,031,700	$ 605,458	$ 327,928	$ 20,646	$ 3,397,575
Gregg A. Lowe	2011	$597,917	—	$2,135,528	$1,927,731	$1,272,176	$1,029,655	$ 10,313	$ 6,973,320
Senior Vice President	2010	$571,672	—	$2,132,148	$1,832,561	$1,449,014	$ 596,660	$ 15,927	$ 6,597,982
	2009	$535,020	—	$1,395,343	$1,520,400	$ 810,044	$ 378,384	$ 15,693	$ 4,654,884
Kevin J. Ritchie.	2011	$543,385	—	$1,875,803	$1,693,277	$1,042,873	$1,143,408	$ 13,855	$ 6,312,601
Senior Vice President	2010	$468,540	—	$1,440,648	$1,238,217	$1,181,151	$ 630,532	$ 13,520	$ 4,972,608
	2009	$448,080	—	$1,245,843	$1,357,500	$ 629,349	$ 418,897	$ 11,506	$ 4,111,175
Brian T. Crutcher (1) . . .	2011	$480,007	—	$1,875,803	$1,693,277	$ 962,873	$ 696	$ 49,540	$ 5,062,196
Senior Vice President	2010	$360,903	—	$3,650,500	$ 990,574	$ 812,508	$ 402	$ 30,468	$ 5,845,355

(1) Mr. Crutcher became an executive officer in 2010.

(2) Performance bonuses for 2011 were paid under the Texas Instruments Executive Officer Performance Plan. In accordance with SEC requirements, these amounts are reported in the Non-Equity Incentive Plan Compensation column.

(3) Shown is the aggregate grant date fair value of restricted stock unit (RSU) awards calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2011 appears in note 5 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011. For a description of the grant terms, please see pages 84-85. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2010 and 2009 appears respectively in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2010 (pages 11-14), and to TI's annual report on Form 10-K for the year ended December 31, 2009 (pages 12-15).

(4) Shown is the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of options granted in 2011 appears in note 5 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011. For a description of the grant terms, please see page 84. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2010 and 2009 appears respectively in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2010 (pages 11-14), and to TI's annual report on Form 10-K for the year ended December 31, 2009 (pages 12-15).

(5) Consists of performance bonus and profit sharing for 2011. Please see page 75 of the Compensation Discussion and Analysis for the amounts of bonus and profit sharing paid to each of the named executive officers for 2011.

(6) The company does not pay above-market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. The amounts in this column represent the change in the actuarial value of the named executive officers' benefits under the qualified defined benefit pension plan (TI Employees Pension Plan) and the non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan and TI Employees Non-Qualified Pension Plan II) from December 31, 2010, through December 31, 2011. This "change in the actuarial value" is the difference between the 2010 and 2011 present value of the pension benefit accumulated as of year-end by the named executive officer, assuming that benefit is not paid until age 65. Mr. Templeton's and Mr. Crutcher's benefits under the company's pension plans were frozen as of December 31, 1997.

(7) In the interest of transparency, the value of perquisites and other personal benefits is provided in this column even if the amount is less than the reporting threshold established by the SEC. The table below shows the value of perquisites and other benefits for 2011.

Name	Insurance	401(k) Contribution	Defined Contribution Retirement Plan (a)	Unused Vacation Time (b)	Personal Use of Company Aircraft (c)	Financial Counseling	Executive Physical
R. K. Templeton	$250	$9,800	$86,502	$26,275	$123,456	$8,000	—
K. P. March	$250	$4,900	N/A	$31,647	—	$ 629	$2,499
G. A. Lowe	$250	$4,900	N/A	—	—	$5,163	—
K. J. Ritchie	$250	$4,900	N/A	$ 7,056	—	$1,649	—
B. T. Crutcher	$250	$9,800	$32,068	—	—	$4,641	$2,781

(a) Consists of (i) contributions under the company's enhanced defined contribution retirement plan of $4,900, and (ii) an additional amount of $81,602 for Mr. Templeton and $27,168 for Mr. Crutcher accrued by TI to offset IRC limitations on amounts that could be contributed to the enhanced defined contribution retirement plan, which amount is also shown in the Non-qualified Deferred Compensation table on page 87.

(b) Represents payments for unused vacation time that could not be carried forward.

(c) The board of directors has determined that for security reasons, it is in TI's interest to require the chief executive officer to use the company aircraft for personal air travel. The amount shown for Mr. Templeton is the incremental cost of his personal use of aircraft. We valued this incremental cost using a method that takes into account: landing, parking and flight planning services expenses; crew travel expenses; supplies and catering expenses; aircraft fuel and oil expenses per hour of flight; communications costs; a portion of ongoing maintenance; and any customs, foreign permit and similar fees. Because company aircraft are primarily used for business travel, this methodology excludes the fixed costs, which do not change based on usage, such as pilots' salaries and the lease cost of the company aircraft.

Grants of plan-based awards in 2011

The following table shows the grants of plan-based awards to the named executive officers in 2011.

Name	Grant Date	Date of Committee Action	Estimated Possible Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
R. K. Templeton. . . .	1/27/11 (1)	1/20/11	*	*	*	—	—	—		450,000	$34.63	$4,689,075
	1/27/11 (1)	1/20/11							150,000			$5,194,500
K. P. March	1/27/11 (1)	1/20/11	*	*	*	—	—	—		137,500	$34.63	$1,432,773
	1/27/11 (1)	1/20/11							45,834			$1,587,231
G. A. Lowe	1/27/11 (1)	1/20/11	*	*	*	—	—	—		185,000	$34.63	$1,927,731
	1/27/11 (1)	1/20/11							61,667			$2,135,528
K. J. Ritchie	1/27/11 (1)	1/20/11	*	*	*	—	—	—		162,500	$34.63	$1,693,277
	1/27/11 (1)	1/20/11							54,167			$1,875,803
B. T. Crutcher. . . .	1/27/11 (1)	1/20/11	*	*	*	—	—	—		162,500	$34.63	$1,693,277
	1/27/11 (1)	1/20/11							54,167			$1,875,803

* TI did not use formulas or pre-set thresholds or multiples to determine incentive awards. Under the terms of the Executive Officer Performance Plan, each named executive officer is eligible to receive a cash bonus equal to 0.5 percent of the company's consolidated income (as defined in the plan). However, the Compensation Committee has the discretion to set bonuses at a lower level if it decides it is appropriate to do so. The committee decided to do so for 2011.

(1) In accordance with the grant policy of the Compensation Committee of the board (described on page 76), the grants became effective on the third trading day after the company released its financial results for the fourth quarter and year 2010. The company released these results on January 24, 2011.

(2) The stock awards granted to the named executive officers in 2011 were RSU awards. These awards were made under the company's 2009 Long-Term Incentive Plan. For information on the terms and conditions of these RSU awards, please see the discussion beginning on page 84.

(3) The options were granted under the company's 2009 Long-Term Incentive Plan. For information on the terms and conditions of these options, please see the discussion on page 84.

(4) The exercise price of the options is the closing price of TI common stock on January 27, 2011.

(5) Shown is the aggregate grant date fair value computed in accordance with ASC 718 for stock and option awards in 2011. The discussion of the assumptions used for purposes of the valuation appears in note 5 of Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011.

None of the options or other equity awards granted to the named executive officers was repriced or modified by the company.

For additional information regarding TI's equity compensation grant practices, please see the Compensation Discussion and Analysis on pages 70, 72-73 and 76.

Outstanding equity awards at fiscal year-end 2011

The following table shows the outstanding equity awards for each of the named executive officers as of December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. K. Templeton . . .	—	450,000 (2)	—	$34.63	1/27/2021	150,000 (6)	$4,366,500	—	—
	135,000	405,000 (3)	—	$23.05	1/28/2020	180,000 (7)	$5,239,800	—	—
	332,230	332,231 (4)	—	$14.95	1/29/2019	221,487 (8)	$6,447,487	—	—
	202,500	67,500 (5)	—	$29.79	1/25/2018	150,000 (9)	$4,366,500	—	—
	270,000	—	—	$28.32	1/18/2017	—	—	—	—
	350,000	—	—	$32.55	1/19/2016	—	—	—	—
	500,000	—	—	$21.55	1/20/2015	—	—	—	—
	700,000	—	—	$32.39	1/14/2014	—	—	—	—
	375,000	—	—	$16.25	2/20/2013	—	—	—	—
	625,000	—	—	$16.11	1/15/2013	—	—	—	—
K. P. March	—	137,500 (2)	—	$34.63	1/27/2021	45,834 (6)	$1,334,228	—	—
	40,312	120,938 (3)	—	$23.05	1/28/2020	53,751 (7)	$1,564,692	—	—
	95,000	95,000 (4)	—	$14.95	1/29/2019	63,334 (8)	$1,843,653	—	—
	63,750	21,250 (5)	—	$29.79	1/25/2018	35,000 (9)	$1,018,850	—	—
	85,000	—	—	$28.32	1/18/2017	—	—	—	—
	85,000	—	—	$32.55	1/19/2016	—	—	—	—
	80,000	—	—	$21.55	1/20/2015	—	—	—	—
	120,000	—	—	$32.39	1/14/2014	—	—	—	—
G. A. Lowe	—	185,000 (2)	—	$34.63	1/27/2021	61,667 (6)	$1,795,126	—	—
	69,375	208,125 (3)	—	$23.05	1/28/2020	92,501 (7)	$2,692,704	—	—
	70,000	140,000 (4)	—	$14.95	1/29/2019	93,334 (8)	$2,716,953	—	—
	75,000	25,000 (5)	—	$29.79	1/25/2018	60,000 (9)	$1,746,600	—	—
	100,000	—	—	$28.32	1/18/2017	—	—	—	—
	100,000	—	—	$32.55	1/19/2016	—	—	—	—
	100,000	—	—	$21.55	1/20/2015	—	—	—	—
	150,000	—	—	$32.39	1/14/2014	—	—	—	—

Outstanding equity awards at fiscal year-end 2011 (cont'd)

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
K. J. Ritchie	—	162,500 (2)	—	$34.63	1/27/2021	54,167 (6)	$1,576,801	—	—
	46,875	140,625 (3)	—	$23.05	1/28/2020	62,501 (7)	$1,819,404	—	—
	125,000	125,000 (4)	—	$14.95	1/29/2019	83,334 (8)	$2,425,853	—	—
	75,000	25,000 (5)	—	$29.79	1/25/2018	50,000 (9)	$1,455,500	—	—
	100,000	—	—	$28.32	1/18/2017	—	—	—	—
	100,000	—	—	$32.55	1/19/2016	—	—	—	—
	100,000	—	—	$21.55	1/20/2015	—	—	—	—
	150,000	—	—	$32.39	1/14/2014	—	—	—	—
	100	—	—	$29.19	2/21/2012	—	—	—	—
B. T. Crutcher. . . .	—	162,500 (2)	—	$34.63	1/27/2021	54,167 (6)	$1,576,801	—	—
	37,500	112,500 (3)	—	$23.05	1/28/2020	50,000 (7)	$1,455,500	—	—
	—	50,000 (4)	—	$14.95	1/29/2019	33,334 (8)	$ 970,353	—	—
	22,500	7,500 (5)	—	$29.79	1/25/2018	20,000 (9)	$ 582,200	—	—
	30,000	—	—	$28.32	1/18/2017	100,000 (10)	$2,911,000	—	—
	8,000	—	—	$32.55	1/19/2016	—	—	—	—

(1) Calculated by multiplying the number of RSUs by the closing price of TI's common stock on December 31, 2011 ($29.11).

(2) One-quarter of the shares became exercisable on January 27, 2012, and one-third of the remaining shares become exercisable on each of January 27, 2013, January 27, 2014, and January 27, 2015.

(3) One-third of the shares became exercisable on January 28, 2012, and one-half of the remaining shares become exercisable on each of January 28, 2013, and January 28, 2014.

(4) One-half of the shares became exercisable on January 29, 2012, and the remaining one-half become exercisable on January 29, 2013.

(5) Became fully exercisable on January 25, 2012.

(6) Vesting date is January 30, 2015.

(7) Vesting date is January 31, 2014.

(8) Vesting date is January 31, 2013.

(9) Vested on January 31, 2012.

(10) Vesting date is October 31, 2014.

The "*Option Awards*" shown in the table above are non-qualified stock options, each of which represents the right to purchase shares of TI common stock at the stated exercise price. For grants before 2007, the exercise price is the average of the high and low price of TI common stock on the grant date. For grants after 2006, the exercise price is the closing price of TI common stock on the grant date. The term of each option is 10 years unless the option is terminated earlier pursuant to provisions summarized in the chart below and in the paragraph following the chart. Options vest (become exercisable) in increments of 25 percent per year beginning on the first anniversary of the date of the grant. The chart below shows the termination provisions relating to outstanding stock options as of December 31, 2011. The Compensation Committee of the board of directors established these termination provisions to promote employee retention while offering competitive terms.

Employment Termination Due to Death or Permanent Disability	Employment Termination (at Least 6 Months after Grant) When Retirement Eligible	Employment Termination (at Least 6 Months after Grant) with 20 Years of Credited Service, but Not Retirement Eligible	Employment Termination for Cause	Other Circumstances of Employment Termination
Vesting continues; option remains in effect to end of term	Vesting continues; option remains in effect to end of term	Option remains in effect to the end of the term; for options granted on or after February 20, 2003, vesting does not continue after employment termination	Option cancels	Option remains exercisable for 30 days

Options may be cancelled if the grantee competes with TI during the two years after employment termination or discloses TI trade secrets. In addition, for options received while the grantee was an executive officer, the company may reclaim (or "clawback") profits earned under grants if the officer engages in such conduct. These provisions are intended to strengthen retention and provide a reasonable remedy to TI in case of competition or disclosure of our confidential information.

Options granted after 2009 become fully vested if the grantee is involuntarily terminated from employment with TI (other than for cause) within 24 months after a change in control of TI. "Change in control" is defined as provided in the Texas Instruments 2009 Long-Term Incentive Plan and occurs upon (1) acquisition of more than 50 percent of the voting stock or at least 80 percent of the assets of TI or (2) change of a majority of the board of directors in a 12-month period unless a majority of the directors then in office endorsed the appointment or election of the new directors ("Plan definition"). These terms are intended to reduce employee uncertainty and distraction in the period leading up to a change in control, if such an event were to occur. For options granted before 2010, the stock option terms provide that upon a change in control of TI, the option becomes fully vested to the extent it is then outstanding; and if employment termination (except for cause) has occurred within 30 days before the change in control, the change in control is deemed to have occurred first. "Change in control" is defined in these pre-2010 options as (1) acquisition of 20 percent of TI common stock other than through a transaction approved by the board of directors, or (2) change of a majority of the board of directors in a 24-month period unless a majority of the directors then in office have elected or nominated the new directors (together, the "pre-2010 definition").

The "*Stock Awards*" in the table of outstanding equity awards at fiscal year-end 2011 are RSU awards. Each RSU represents the right to receive one share of TI common stock on a stated date (the "vesting date") unless the award is terminated earlier under terms summarized below. In general, the vesting date is approximately four years after the grant date. Each RSU includes the right to receive dividend equivalents, which are paid annually in cash at a rate equal to the amount paid to stockholders in dividends. The table below shows the termination provisions of outstanding RSUs as of December 31, 2011.

Employment Termination Due to Death or Permanent Disability	Employment Termination When Retirement Eligible	Other Circumstances of Employment Termination
Vesting continues; shares are paid at the scheduled vesting date	Grant stays in effect and pays out shares at the scheduled vesting date. Number of shares reduced according to the duration of employment over the vesting period*	Grant cancels; no shares are issued

* Calculated by multiplying the number of RSUs by a fraction equal to the number of whole 365-day periods from the grant date to the employment termination date (or first day of any bridge leave of absence leading to retirement), divided by the number years in the vesting period.

These termination provisions are intended to promote retention. All RSU awards contain cancellation and clawback provisions like those described above for stock options. For awards granted after 2009, the terms provide that, to the extent permitted by Section 409A of the IRC, the award vests upon involuntary termination of TI employment within 24 months after a change in control. Change in control is the Plan definition. The terms of earlier RSU awards provide for full vesting of the award upon a change in control of TI. Change in control is the pre-2010 definition unless the grant is subject to Section 409A, in which event the definition under Section 409A applies. Section 409A defines a change in control as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation. These cancellation, clawback and change-in-control terms are intended to conform RSU terms with those of stock options (to the extent permitted by the IRC) and to achieve the objectives described above in the discussion of stock options.

In addition to the "Stock Awards" shown in the outstanding equity awards at fiscal year-end 2011 table above, Mr. Templeton holds an award of RSUs that was granted in 1995. The award, for 120,000 shares of TI common stock, vested in 2000. Under the award terms, the shares will be issued to Mr. Templeton in March of the year after his termination of employment for any reason. These terms were designed to provide a tax benefit to the company by postponing the related compensation expense until it was likely to be fully deductible. In accordance with SEC requirements, this award is reflected in the 2011 non-qualified deferred compensation table on page 87.

2011 option exercises and stock vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the named executive officers in 2011 and the value of any RSUs that vested in 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. K. Templeton	835,000	$6,198,050	150,000	$5,140,500
K. P. March	90,000	$1,703,400	35,000	$1,199,450
G. A. Lowe	70,000	$ 310,800	60,000	$2,056,200
K. J. Ritchie	165,000	$1,318,250	50,000	$1,713,500
B. T. Crutcher	103,600	$1,351,328	10,000	$ 342,700

2011 pension benefits

The following table shows the present value as of December 31, 2011, of the benefit of the named executive officers under our qualified defined benefit pension plan (TI Employees Pension Plan) and non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan (which governs amounts earned before 2005) and TI Employees Non-Qualified Pension Plan II (which governs amounts earned after 2004)). In accordance with SEC requirements, the amounts shown in the table do not reflect any named executive officer's retirement eligibility or any increase in benefits that may result from the named executive officer's continued employment after December 31, 2011.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(5)	Payments During Last Fiscal Year ($)
R. K. Templeton (1)	TI Employees Pension Plan	16 (2)	$ 496,801	—
	TI Employees Non-Qualified Pension Plan	16 (2)	$ 336,814	—
	TI Employees Non-Qualified Pension Plan II	16 (4)	$ 31,029	—
K. P. March	TI Employees Pension Plan	26 (2)	$ 573,462	—
	TI Employees Non-Qualified Pension Plan	19 (3)	$ 202,132	—
	TI Employees Non-Qualified Pension Plan II	26 (4)	$2,388,487	—
G. A. Lowe	TI Employees Pension Plan	26 (2)	$ 576,809	—
	TI Employees Non-Qualified Pension Plan	19 (3)	$ 305,673	—
	TI Employees Non-Qualified Pension Plan II	26 (4)	$2,639,864	—
K. J. Ritchie	TI Employees Pension Plan	32 (2)	$ 931,854	—
	TI Employees Non-Qualified Pension Plan	25 (3)	$ 397,733	—
	TI Employees Non-Qualified Pension Plan II	32 (4)	$3,187,035	—
B. T. Crutcher (1)	TI Employees Pension Plan	0.9 (2)	$ 2,929	—

(1) In 1997, TI's U.S. employees were given the choice between continuing to participate in the defined benefit pension plans or participating in a new enhanced defined contribution retirement plan. Messrs. Templeton and Crutcher chose to participate in the defined contribution plan. Accordingly, their accrued pension benefits under the qualified and non-qualified plans were frozen (i.e., they will experience no increase attributable to years of service or change in eligible earnings) as of December 31, 1997. Contributions to the defined contribution plan for Mr. Templeton's and Mr. Crutcher's benefits are included in the 2011 summary compensation table.

(2) For each of the named executive officers, credited service began on the date the officer became eligible to participate in the plan. For Mr. Crutcher, eligibility to participate began on the first day of the month following completion of one year of employment. For each of the other named executive officers, eligibility to participate began on the earlier of 18 months of employment, or January 1 following the completion of one year of employment. Accordingly, each of the named executive officers has been employed by TI for longer than the years of credited service shown above.

(3) Credited service began on the date the named executive officer became eligible to participate in the TI Employees Pension Plan as described in note 2 above and ceased at December 31, 2004.

(4) Credited service began on the date the named executive officer became eligible to participate in the TI Employees Pension Plan as described in note 2 above.

(5) The assumptions and valuation methods used to calculate the present value of the accumulated pension benefits shown are the same as those used by TI for financial reporting purposes and are described in note 12 in Exhibit 13 to TI's annual report on Form 10-K for the year ended December 31, 2011, except that a named executive officer's retirement is assumed (in accordance with SEC rules) for purposes of this table to occur at age 65 and no assumption for termination prior to that date is used. The amount of the lump sum benefit earned as of December 31, 2011, is determined using either (i) the Pension Benefit Guaranty Corporation (PBGC) interest assumption of 3.00 percent or (ii) the Pension Protection Act of 2006 (PPA) corporate bond yield interest assumption of 4.92 percent for the TI Employees Pension Plan and 4.91 percent for the TI Employees Non-Qualified Pension Plans, whichever rate produces the higher lump sum amount. A discount rate assumption of 4.92 percent for the TI Employees Pension Plan and 4.91 percent for the non-qualified pension plans was used to determine the present value of each lump sum.

TI Employees Pension Plan

The TI Employees Pension Plan is a qualified defined benefit pension plan. Please see page 77 under the Benefits heading of the Compensation Discussion and Analysis for a discussion of the origin and purpose of the plan. Employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in this plan.

A plan participant is eligible for normal retirement under the terms of the plan if he is at least 65 years of age with one year of credited service. A participant is eligible for early retirement if he is at least 55 years of age with 20 years of employment or 60 years of age with five years of employment. Mr. Ritchie is the only named executive officer who is currently eligible for early or normal retirement.

A participant may request payment of his accrued benefit at termination or any time thereafter. Participants may choose a lump sum payment or one of six forms of annuity. In order of largest to smallest periodic payment, the forms of annuity are: (i) single life annuity, (ii) 5-year certain and life annuity, (iii) 10-year certain and life annuity, (iv) qualified joint and 50 percent survivor annuity, (v) qualified joint and 75 percent survivor annuity, and (vi) qualified joint and 100 percent survivor annuity. If the participant does not request payment, he will begin to receive his benefit in April of the year after he reaches the age of 70½ in the form of annuity required under the IRC.

The pension formula for the qualified plan is intended to provide a participant with an annual retirement benefit equal to 1.5 percent multiplied by the product of (i) years of credited service and (ii) the average of the five highest consecutive years of his base salary plus bonus up to a limit imposed by the IRS, less a percentage (based on his year of birth, when he elects to retire and his years of service with TI) of the amount of compensation on which his Social Security benefit is based.

If an individual takes early retirement and chooses to begin receiving his annual retirement benefit at that time, such benefit is reduced by an early retirement factor. As a result, the annual benefit is lower than the one he would have received at age 65.

If the participant's employment terminates due to disability, the participant may choose to receive his accrued benefit at any time prior to age 65. Alternatively, the participant may choose to defer receipt of the accrued benefit until reaching age 65 and then take a disability benefit. The disability benefit paid at age 65 is based on salary and bonus, years of credited service the participant would have accrued to age 65 had he not become disabled and disabled status.

The benefit payable in the event of death is based on salary and bonus, years of credited service and age at the time of death, and may be in the form of a lump sum or annuity at the election of the beneficiary. The earliest date of payment is the first day of the second calendar month following the month of death.

Leaves of absence, including a bridge to retirement, are credited to years of service under the qualified pension plan. Please see the discussion of leaves of absence on page 92 below.

TI Employees Non-Qualified Pension Plans

TI has two non-qualified pension plans: the TI Employees Non-Qualified Pension Plan (Plan I), which governs amounts earned before 2005; and the TI Employees Non-Qualified Pension Plan II (Plan II), which governs amounts earned after 2004. Each is a non-qualified defined benefit pension plan. Please see page 77 under the Benefits heading of the Compensation Discussion and Analysis for a discussion of the purpose of the plans. As with the qualified defined benefit pension plan, employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in Plan I or Plan II. Eligibility for normal and early retirement under these plans is the same as under the qualified plan (please see above). Benefits are paid in a lump sum.

A participant's benefits under Plan I and Plan II are calculated using the same formula as described above for the TI Employees Pension Plan. However, the IRS limit on the amount of compensation on which a qualified pension benefit may be calculated does not apply. Additionally, the IRS limit on the amount of qualified benefit the participant may receive does not apply to these plans. Once this non-qualified benefit amount has been determined using the formula described above, the individual's qualified benefit is subtracted from it. The resulting difference is multiplied by an age-based factor to obtain the amount of the lump sum benefit payable to an individual under the non-qualified plans.

Amounts under Plan I will be distributed when payment of the participant's benefit under the qualified pension plan commences. Amounts under Plan II will be distributed subject to the requirements of Section 409A of the IRC. Because the named executive officers are among the 50 most highly compensated officers of the company, Section 409A of the IRC requires that they not receive any lump sum distribution payment under Plan II before the first day of the seventh month following termination of employment.

If a participant terminates due to disability, amounts under Plan I will be distributed when payment of the participant's benefit under the qualified plan commences. For amounts under Plan II, distribution is governed by Section 409A of the IRC, and the disability benefit is reduced to reflect the payment of the benefit prior to age 65.

In the event of death, payment under both plans is based on salary and bonus, years of credited service and age at the time of death and will be in the form of a lump sum. The earliest date of payment is the first day of the second calendar month following the month of death.

Balances in the plans are unsecured obligations of the company. For amounts under Plan I, in the event of a change in control, the present value of the individual's benefit would be paid not later than the month following the month in which the change in control occurred. For such amounts, the pre-2010 definition of a change in control (please see page 84) applies. For all amounts accrued under this plan, if a sale of substantially all of the assets of the company occurred, the present value of the individual's benefit would be distributed in a lump sum as soon as reasonably practicable following the sale of assets. For amounts under Plan II, no distribution of benefits is triggered by a change in control.

Leaves of absence, including a bridge to retirement, are credited to years of service under the non-qualified pension plans. For a discussion of leaves of absence, please see page 92 below.

TI Employees Survivor Benefit Plan

TI's qualified and non-qualified pension plans provide that upon the death of a retirement-eligible employee, the employee's beneficiary receives a payment equal to half of the benefit to which the employee would have been entitled under the pension plans had he retired instead of died. We have a survivor benefit plan that pays the beneficiary a lump sum that, when added to the reduced amounts the beneficiary receives under the pension plans, equals the benefit the employee would have been entitled to receive had he retired instead of died. Because Mr. Ritchie became eligible for early retirement in August 2011, his beneficiary would be eligible for a benefit under the survivor benefit plan if he were to die under those circumstances.

2011 non-qualified deferred compensation

The following table shows contributions to the named executive officer's deferred compensation account in 2011 and the aggregate amount of his deferred compensation as of December 31, 2011.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(5)
R. K. Templeton	—	$81,602	$(349,055) (3)	$67,200 (4)	$4,918,712 (6)
K. P. March	—	—	$ 5	$92,617	—
G. A. Lowe	—	—	$ 22,755	—	$ 841,741
K. J. Ritchie	—	—	$ 851	$81,847	—
B. T. Crutcher	$50,454 (1)	$27,168	$ (2,043)	—	$ 234,306

(1) Amount shown is a portion of Mr. Crutcher's profit sharing for 2010, which was paid in 2011.

(2) Company matching contributions pursuant to the defined contribution plan. These amounts are included in the All Other Compensation column of the 2011 summary compensation table on page 79.

(3) Consists of: (a) $67,200 in dividend equivalents paid under the 120,000-share 1995 RSU award discussed on page 85, settlement of which has been deferred until after termination of employment; (b) a $406,800 decrease in the value of the RSU award (calculated by subtracting $3,900,000 (the value of the award at year-end 2010) from $3,493,200 (the value of the award at year-end 2011) (in both cases, the number of RSUs is multiplied by the closing price of TI common stock on the last trading date of the year)); and (c) a $9,455 loss in Mr. Templeton's deferred compensation account in 2011. Dividend equivalents are paid at the same rate as dividends on the company's common stock.

(4) Dividend equivalents paid on the RSUs discussed in note 3.

(5) Includes amounts reported in the Summary Compensation Table in the current or prior-year proxy statements as follows: Mr. Templeton, $2,479,013; Mr. Lowe, $935,466; and Mr. Crutcher, $102,737.

(6) Of this amount, $3,493,200 is attributable to Mr. Templeton's 1995 RSU award, calculated as described in note 3. The remainder is the balance of his deferred compensation account.

Please see page 77 under the Benefits heading of the Compensation Discussion and Analysis for a discussion of the purpose of the plan. An employee's deferred compensation account contains eligible compensation the employee has elected to defer and contributions by the company that are in excess of the IRS limits on (i) contributions the company may make to the enhanced defined contribution plan and (ii) matching contributions the company may make related to compensation the executive officer deferred into his deferred compensation account.

Participants in the deferred compensation plan may choose to defer up to (i) 25 percent of their base salary, (ii) 90 percent of their performance bonus, and (iii) 90 percent of profit sharing. Elections to defer compensation must be made in the calendar year prior to the year in which the compensation will be earned.

The company has determined that the investment alternatives for deferred compensation balances should generally be the same as the investment alternatives available under the company's defined contribution plan. These investment alternatives may be changed at any time. During 2011, participants could choose to have their deferred compensation mirror the performance of one or more of the following mutual funds, each of which is managed by a third party (these alternatives are a subset of those offered to participants in the defined contribution plans): Northern Trust Short Term Investment Fund, Northern Trust Daily Aggregate Bond Fund Index, Northern Trust Russell 1000 Value Equity Index, Northern Trust Russell 1000 Growth Equity Index, Northern Trust Russell 2000 Equity Index, Northern Trust S&P 400 Index Fund, Fidelity Puritan Fund, BlackRock Equity Index Fund, BlackRock (EAFE) (Europe, Australia, Far East) Equity Index Fund, BlackRock Lifepath Index 2020 Fund, BlackRock Lifepath Index 2030 Fund, BlackRock Lifepath Index 2040 Fund, BlackRock Lifepath Index 2050 Fund and the BlackRock Lifepath Index Retirement Fund. From among the available investment alternatives, participants may change their instructions relating to their deferred compensation daily. Earnings on a participant's balance are determined solely by the performance of the investments that the participant has chosen for his plan balance. The company does not guarantee any minimum return on investments. A third party administers the company's deferred compensation program.

A participant may request distribution from the plan in the case of an unforeseeable emergency. To obtain an unforeseeable emergency withdrawal, a participant must meet the requirements of Section 409A of the IRC. Otherwise, a participant's balance is paid pursuant to his distribution election and is subject to applicable IRC limitations.

Amounts contributed by the company, and amounts earned and deferred by the participant for which there is a valid distribution election on file, will be distributed in accordance with the participant's election. Annually participants may elect separate distribution dates for deferred compensation attributable to a participant's (i) bonus and profit sharing and (ii) salary. Participants may elect that these distributions be in the form of a lump sum or annual installments to be paid out over a period of five or ten consecutive years. Amounts for which no valid distribution election is on file will be distributed three years from the date of deferral.

In the event of the participant's death, the earliest date of payment is the first day of the second calendar month following the month of death.

Like the balances under the non-qualified defined benefit pension plans, deferred compensation balances are unsecured obligations of the company. For amounts earned and deferred prior to 2010, a change in control does not trigger a distribution under the plan. For amounts earned and deferred after 2009, distribution occurs, to the extent permitted by Section 409A of the IRC, if the participant is involuntarily terminated within 24 months after a change in control. Change in control is the Plan definition.

Potential payments upon termination or change in control

None of the named executive officers has an employment contract with the company. They are eligible for benefits on generally the same terms as other U.S. employees upon termination of employment or change in control of the company. TI does not reimburse executive officers for any income or excise taxes that are payable by the executive as a result of payments relating to termination or change in control.

Termination

The following programs may result in payments to a named executive officer whose employment terminates. Most of these programs have been discussed above in the proxy statement. For a discussion of the impact of these programs on the compensation decisions for 2011, please see the Compensation Discussion and Analysis on page 78.

Bonus. Our policies concerning bonus and the timing of payments are described on page 70. Whether a bonus would be awarded, and in what amount, to an executive officer whose employment has terminated would depend on the circumstances of termination. It may be presumed that no bonus would be awarded in the event of a termination for cause. If awarded, bonuses are paid by the company.

Qualified and non-qualified defined benefit pension plans. The purposes of these plans are described on page 77. The formula for determining benefits, the forms of benefit and the timing of payments are described on pages 85-87. The amounts disbursed under the qualified and non-qualified plans are paid, respectively, by the TI Employees Pension Trust and the company.

Survivor benefit plan. The purpose of this plan is described on page 87. The formula for determining the amount of benefit, the form of benefit and the timing of payments are described on page 87. Amounts distributed are paid by the TI Employees Health Benefit Trust.

Deferred compensation plan. The purpose of this plan is described on page 77. The amounts payable under this program depend solely on the performance of investments that the participant has chosen for his plan balance. The timing of payments is discussed on page 88. Amounts distributed are paid by the company.

Equity compensation. Depending on the circumstances of termination, grantees whose employment terminates may retain the right to exercise previously granted stock options and receive shares under outstanding RSU awards. Please see pages 84-85. RSU awards include a right to receive dividend equivalents. The dividend equivalents are paid annually by the company in a single cash payment after the last dividend payment of the year.

Profit sharing. The purpose of this program, the formula for determining payments and the timing of payments are described on page 69. Like other U.S. employees, if a named executive officer remains employed through the end of the year, he will receive any profit sharing paid for that year. In the event of retirement or commencement of a bridge to retirement, any profit sharing will be paid for the portion of the year worked before retirement or the beginning of the bridge. In the event of termination due to disability or death, the officer or his beneficiaries would receive any profit sharing paid for the year. Profit sharing payments are made by the company.

Time bank. Based on years of employment with the company, employees accrue hours in a time bank. Time bank hours may be used for paid absences from the office such as vacation and sick days. Employees receive a cash payment for any time bank hours still outstanding on termination of employment. The amount paid is calculated by applying the employee's base salary rate in effect at the time of termination to the number of hours remaining in the time bank. Time bank payments are made in a lump sum by the company. They are ordinarily paid no later than what would have been the employee's next regular pay cycle.

Perquisites. Financial counseling is available to executive officers in the year after retirement. Otherwise, no perquisites continue after termination of employment.

The following tables indicate the amounts for which each named executive officer would have been eligible if his employment had terminated on December 31, 2011, as a result of disability, death, involuntary termination for cause, resignation, retirement or involuntary termination not for cause (excluding change in control).

Termination due to disability

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (3)	Non-Qualified Defined Benefit Pension Plan II (4)	Deferred Compensation	RSUs (5)	Stock Options (6)	Profit Sharing (7)	Time Bank (8)	Total
Templeton . . .	(1)	$ 884,132	$609,677	$ 160,125	—	$23,913,487	$29,621,968	$78,118	$175,168	$55,442,675
March	(1)	$1,439,956	$349,792	$3,734,566	—	$ 5,761,422	$ 4,339,525	$44,349	$111,916	$15,781,526
Lowe	(1)	$1,834,009	$654,107	$3,370,517	—	$ 8,951,383	$ 5,490,250	$47,176	$ 95,307	$20,442,749
Ritchie	(1)	$1,879,930	$926,549	$4,594,758	—	$ 7,277,558	$ 5,511,250	$42,873	$108,945	$20,341,863
Crutcher . . .	(1)	$ 10,045	—	—	—	$ 7,495,854	$ 1,640,700	$37,873	$ 32,669	$ 9,217,141

(1) Because the amount of a bonus is subject to the Compensation Committee's discretion considering the facts and circumstances of the termination, it is not possible to predict the amount, if any, the executive officer would have received.

(2) The amount shown is the lump sum benefit payable at age 65 to the named executive officer in the event of termination as of December 31, 2011, due to disability, assuming the named executive officer does not request payment of his disability benefit until age 65. The assumptions used in calculating these amounts are the same as the age-65 lump-sum assumptions used for financial reporting purposes for the company's audited financial statements for 2011 and are described in note 5 to the 2011 pension benefits table on page 86.

(3) The amount shown is the lump sum benefit payable at age 65 to the named executive officers in the event of termination due to disability. The assumptions used are the same as those described in note 2 above.

(4) The amount shown is the lump sum benefit payable in the event of separation from service (as defined in the plan) due to disability. The assumptions used are the same as those described in note 2 above.

(5) Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2011 ($29.11). Because the executive officer will retain his RSU awards in the event of termination due to disability and they will continue to vest according to their terms, all outstanding RSUs are assumed to be vested for purposes of this table. Please see the Outstanding Equity Awards at Fiscal Year-End 2011 table on pages 82-83 for the number of unvested RSUs as of December 31, 2011, and page 85 for a discussion of an additional outstanding RSU award held by Mr. Templeton.

(6) Calculated as the difference between the grant price of all outstanding in-the-money options and the closing price of TI common stock as of December 31, 2011 ($29.11), multiplied by the number of shares under such options as of December 31, 2011.

(7) Amounts earned in 2011.

(8) Calculated by multiplying the number of hours remaining in the named executive officer's time bank by the applicable base salary rate as of December 31, 2011.

Termination due to death

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (2)	Survivor Benefit Plan (3)	Deferred Compensation (4)	RSUs (5)	Stock Options (6)	Profit Sharing (7)	Time Bank (8)	Total
Templeton . . .	(1)	$247,835	$167,749	$ 15,383	—	$1,425,512	$23,913,487	$29,621,968	$78,118	$175,168	$55,645,220
March	(1)	$298,285	$104,903	$1,240,008	—	—	$ 5,761,422	$ 4,339,525	$44,349	$111,916	$11,900,408
Lowe	(1)	$300,470	$159,201	$1,371,581	—	$ 841,741	$ 8,951,383	$ 5,490,250	$47,176	$ 95,307	$17,257,109
Ritchie	(1)	$666,713	$276,859	$2,217,366	$3,131,552	—	$ 7,277,558	$ 5,511,250	$42,873	$108,945	$19,233,116
Crutcher . . .	(1)	$ 1,516	—	—	—	$ 234,306	$ 7,495,854	$ 1,640,700	$37,873	$ 32,669	$ 9,442,918

(1) See note 1 to the Termination Due to Disability table.

(2) Value of the benefit payable in a lump sum to the executive officer's beneficiary calculated as required by the terms of the plan assuming the earliest possible payment date. The plan provides that in the event of death, the beneficiary receives 50 percent of the participant's accrued benefit, reduced by the age-applicable joint and 50 percent survivor factor.

(3) Value of the benefit payable in a lump sum to the executive officer's beneficiary calculated as required by the terms of the plan assuming the earliest possible payment date.

(4) Balance as of December 31, 2011, under the non-qualified deferred compensation plan.

(5) Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2011 ($29.11). All outstanding RSUs are assumed to be vested for purposes of this table. Please see the Outstanding Equity Awards at Fiscal Year-End 2011 table on pages 82-83 for the number of unvested RSUs as of December 31, 2011, and see page 85 for a discussion of an additional outstanding RSU award held by Mr. Templeton.

(6) See note 6 to the Termination Due to Disability table.

(7) Amounts earned in 2011.

(8) See note 8 to the Termination Due to Disability table.

Involuntary termination for cause

Name	Bonus (1)	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (3)	Deferred Compensation	RSUs	Stock Options	Profit Sharing (5)	Time Bank (6)	Total
Templeton	—	$ 479,582	$324,484	$ 29,893	—	$3,493,200 (4)	—	$78,118	$175,168	$4,580,445
March	—	$ 552,366	$194,321	$2,296,193	—	—	—	$44,349	$111,916	$3,199,145
Lowe	—	$ 561,717	$296,977	$2,564,760	—	—	—	$47,176	$ 95,307	$3,565,937
Ritchie	—	$1,327,229	$550,900	$4,414,361	—	—	—	$42,873	$108,945	$6,444,308
Crutcher	—	$ 3,011	—	—	—	—	—	$37,873	$ 32,669	$ 73,553

(1) It is presumed that in the event of termination for cause no bonus would be awarded.

(2) Lump sum value of the December 31, 2011, accrued benefit calculated as required by the terms of the plan assuming the earliest possible payment date.

(3) Lump sum benefit payable at separation of service (as defined by the plan) assuming the earliest possible payment date.

(4) Calculated by multiplying 120,000 vested RSUs by the closing price of the company's common stock as of December 31, 2011 ($29.11).

(5) Amounts earned in 2011.

(6) See note 8 to the Termination Due to Disability table.

Resignation; involuntary termination (not for cause) excluding change in control

Name	Bonus	Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II (3)	Deferred Compensation	RSUs	Stock Options	Profit Sharing (8)	Time Bank (9)	Total
Templeton . .	(1)	$ 479,582	$324,484	$ 29,893	—	$3,493,200 (4)	$22,463,277 (6)	$78,118	$175,168	$27,043,722
March . . .	(1)	$ 552,366	$194,321	$2,296,193	—	—	$ 2,261,441 (6)	$44,349	$111,916	$ 5,460,586
Lowe . . .	(1)	$ 561,717	$296,977	$2,564,760	—	—	$ 2,246,613 (6)	$47,176	$ 95,307	$ 5,812,550
Ritchie . . .	(1)	$1,327,229	$550,900	$4,414,361	—	$2,759,453 (5)	$ 5,511,250 (7)	$42,873	$108,945	$14,715,011
Crutcher . .	(1)	$ 3,011	—	—	—	—	$ 250,950 (6)	$37,873	$ 32,669	$ 324,503

(1) See note 1 to the Termination Due to Disability table.

(2) See note 2 to the Involuntary Termination for Cause table.

(3) See note 3 to the Involuntary Termination for Cause table.

(4) See note 4 to the Involuntary Termination for Cause table.

(5) Because Mr. Ritchie became eligible for early retirement in August 2011, calculated by multiplying the number of outstanding RSUs held by Mr. Ritchie at such termination by the closing price of TI common stock as of December 31, 2011. His RSU grants stay in effect and pay out shares according to the vesting schedule, although the number of shares is reduced according to the duration of employment over the vesting period. See page 84 for additional details.

(6) Calculated as the difference between the grant price of all exercisable in-the-money options and the closing price of TI common stock as of December 31, 2011 ($29.11), multiplied by the number of shares under such options as of December 31, 2011.

(7) See note 6 to Termination Due to Disability table.

(8) Amounts earned in 2011.

(9) See note 8 to the Termination Due to Disability table.

In the case of a resignation pursuant to a separation arrangement, an executive officer (like other employees above a certain job grade level) will typically be offered a 12-month paid leave of absence before termination, in exchange for a non-compete and non-solicitation commitment and a release of claims against the company. The leave period will be credited to years of service under the pension plans described above. During the leave, the executive officer's stock options will continue to become exercisable and his RSUs will continue to vest. Amounts paid to an individual during a paid leave of absence are not counted when calculating profit sharing and benefits under the qualified and non-qualified pension plans. During a paid leave of absence an individual does not continue to accrue time bank hours. He retains medical and insurance benefits at essentially the same rates as active company employees during the paid leave of absence period.

In the case of a separation arrangement in which the paid leave of absence expires when the executive officer will be at least 50 years old and have at least 15 years of employment with the company, the separation arrangement will typically include an unpaid leave of absence, to commence at the end of the paid leave and end when the executive officer has reached the earlier of age 55 with at least 20 years of employment or age 60 (bridge to retirement). The bridge to retirement will be credited to years of service under the qualified and non-qualified defined benefit plans described above. The executive officer will not receive profit sharing or accrue time bank hours for the period he is on a bridge to retirement, but he will retain medical and insurance benefits at essentially the same rates as active company employees. Stock options will continue to become exercisable and RSUs will remain in effect, but the number of RSUs will be reduced as described in note * on page 84.

Involuntary termination (not for cause) after a change in control of TI is discussed under the heading Change in control below.

Retirement

Name	Bonus	Qualified Defined Benefit Pension Plan (3)	Non-Qualified Defined Benefit Pension Plan (3)	Non-Qualified Defined Benefit Pension Plan II (4)	Deferred Compensation	RSUs (5)	Stock Options (6)	Profit Sharing (7)	Time Bank (8)	Total
Ritchie (1) . . .	(2)	$1,327,229	$550,900	$4,414,361	—	$2,759,453	$5,511,250	$42,873	$108,945	$14,715,011

(1) Mr. Ritchie was the only named executive officer eligible to retire as of December 31, 2011. Accordingly, no potential payments for the other named executive officers are stated assuming retirement as of that date.

(2) See note 1 to the Termination Due to Disability table.

(3) See note 2 to the Involuntary Termination for Cause table.

(4) See note 3 to the Involuntary Termination for Cause table.

(5) See note 5 to the Resignation; Involuntary Termination (Not for Cause) Excluding Change in Control table.

(6) See note 6 to the Termination Due to Disability table.

(7) Amounts earned in 2011.

(8) See note 8 to the Termination Due to Disability table.

<u>Change in control</u>

We have no program, plan or arrangement providing benefits triggered by a change in control except as described below. In fact, the only consequences of a change in control are the acceleration of payment of existing balances and the full vesting of certain outstanding equity awards.

A change in control at December 31, 2011, would have triggered payment of the balance under the TI Employees Non-Qualified Pension Plan. Please see pages 87-88 for a discussion of the purpose of change in control provisions relating to the non-qualified defined benefit plans and the deferred compensation plan as well as the circumstances and the timing of payment.

Please see pages 84-85 for further information concerning change in control provisions relating to stock options and RSU awards. For a discussion of the impact of these programs on the compensation decisions for 2011, please see page 78.

The following table indicates the amounts that would have been triggered for each executive officer had there been a change in control as of December 31, 2011. The actual amounts that would be paid out can only be determined at the time the change in control occurs.

Name	Bonus	Qualified Defined Benefit Pension Plan	Non-Qualified Defined Benefit Pension Plan (2)	Non-Qualified Defined Benefit Pension Plan II	Deferred Compensation	RSUs (3)	Stock Options (4)	Profit Sharing	Time Bank	Total
Templeton	(1)	—	$324,484	—	—	$14,307,187	$4,704,391	—	—	$19,336,062
March	(1)	—	$194,321	—	—	$ 2,862,503	$1,345,200	—	—	$ 4,402,024
Lowe	(1)	—	$296,977	—	—	$ 4,463,553	$1,982,400	—	—	$ 6,742,930
Ritchie	(1)	—	$550,900	—	—	$ 3,881,353	$1,770,000	—	—	$ 6,202,253
Crutcher	(1)	—	—	—	—	$ 1,552,553	$ 708,000	—	—	$ 2,260,553

(1) See note 1 to the Termination Due to Disability table.

(2) Lump sum value of the December 31, 2011, accrued benefit calculated as required by the terms of the plan assuming the earliest possible payment date.

(3) Calculated by multiplying the number of RSUs granted prior to 2010 by the closing price of the company's common stock as of December 31, 2011 ($29.11).

(4) Upon a change in control meeting the pre-2010 definition (please see page 84), all outstanding options granted prior to 2010 become immediately exercisable. Calculated as the difference between the grant price of in-the-money options not already exercisable and the closing price of the company's common stock as of December 31, 2011 ($29.11), multiplied by the number of those options as of December 31, 2011.

An involuntary termination (not for cause) within 24 months after a change in control of TI will accelerate, to the extent permitted by Section 409A of the IRC, the vesting of options and RSUs granted after 2009.

Audit Committee report

The Audit Committee of the board of directors has furnished the following report:

As noted in the committee's charter, TI management is responsible for preparing the company's financial statements. The company's independent registered public accounting firm is responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The committee's role does not provide any special assurances with regard to TI's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

The committee has reviewed and discussed with management and the independent accounting firm, as appropriate, (1) the audited financial statements and (2) management's report on internal control over financial reporting and the independent accounting firm's related opinions.

The committee has discussed with the independent registered public accounting firm, Ernst & Young, the required communications specified by auditing standards together with guidelines established by the SEC and the Sarbanes-Oxley Act.

The committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board, regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young the firm's independence.

Based on the review and discussions referred to above, the committee recommended to the board of directors that the audited financial statements be included in the company's Annual Report on Form 10-K for 2011 for filing with the SEC.

Pamela H. Patsley, Chair   Ralph W. Babb, Jr.   Robert E. Sanchez

PROXY STATEMENT

Proposal to ratify appointment of independent registered public accounting firm

The Audit Committee of the board has appointed Ernst & Young LLP to be TI's independent registered public accounting firm for 2012.

The board asks the stockholders to ratify the appointment of Ernst & Young. If the stockholders do not ratify the appointment, the Audit Committee will consider whether it should appoint another independent registered public accounting firm.

Representatives of Ernst & Young are expected to be present, and to be available to respond to appropriate questions, at the annual meeting. They have the opportunity to make a statement if they desire to do so; they have indicated that, as of this date, they do not.

The company has paid fees to Ernst & Young for the services described below:

Audit fees. Ernst & Young's Audit Fees were $8,435,000 in 2011 and $6,881,000 in 2010. The services provided in exchange for these fees were our annual audit, including the audit of internal control over financial reporting, reports on Form 10-Q, assistance with a public debt offering, and statutory audits required internationally.

Audit-related fees. In addition to the Audit Fees, the company paid Ernst & Young $846,000 in 2011 and $706,000 in 2010. The services provided in exchange for these fees included acquisition due diligence, employee benefit plan audits, financial reporting system access testing, access to Ernst & Young's online research tool and, for various non-U.S. subsidiaries, audits relating to compliance with local-government standards.

Tax fees. Ernst & Young's fees for professional services rendered for tax compliance (preparation and review of income tax returns and other tax-related filings), tax advice on U.S. and foreign tax matters, and tax assistance related to acquisitions were $1,371,000 in 2011 and $856,000 in 2010.

All other fees. Ernst & Young's fees for all other professional services rendered were $323,000 in 2011 and $35,000 in 2010 for the TI Foundation audit, training, and assistance with insurance claims.

Pre-approval policy. The Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the firm's independence.

Annually the independent registered public accounting firm and the Director of Internal Audits present to the Audit Committee services expected to be performed by the firm over the next 12 months. The Audit Committee reviews and, as it deems appropriate, pre-approves those services. The services and estimated fees are presented to the Audit Committee for consideration in the following categories: Audit, Audit-Related, Tax and All Other (each as defined in Schedule 14A of the Securities Exchange Act of 1934). For each service listed in those categories, the Committee receives detailed documentation indicating the specific services to be provided. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee reviews on at least a quarterly basis the services provided to date by the firm and the fees incurred for those services. The Audit Committee may revise the list of pre-approved services and related fees from time to time, based on subsequent determinations.

In order to respond to time-sensitive requests for services that may arise between regularly scheduled meetings of the Audit Committee, the Committee has delegated pre-approval authority to its Chair (the Audit Committee does not delegate to management its responsibilities to pre-approve services). The Chair reports pre-approval decisions to the Audit Committee and seeks ratification of such decisions at the Audit Committee's next scheduled meeting.

The Audit Committee or its Chair pre-approved all services provided by Ernst & Young during 2011.

The board of directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2012.

Additional information

Voting securities

As of February 21, 2012, 1,142,083,207 shares of the company's common stock were outstanding. This is the only class of capital stock entitled to vote at the meeting. Each holder of common stock has one vote for each share held. As stated in the notice of meeting, holders of record of the common stock at the close of business on February 21, 2012, may vote at the meeting or any adjournment of the meeting.

Security ownership of certain beneficial owners

The following table shows the only persons who have reported beneficial ownership of more than 5 percent of the common stock of the company. Persons generally "beneficially own" shares if they have the right to either vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares.

Name and Address	Shares Owned at December 31, 2011	Percent of Class
Capital World Investors (1) 333 South Hope St. Los Angeles, CA 90071	104,250,262 (2)	9.1%
PRIMECAP Management Company 225 South Lake Ave # 400 Pasadena, CA 91101	60,169,997 (3)	5.27%

(1) A division of Capital Research and Management Company (CRMC).
(2) TI understands that Capital World Investors is deemed to be the beneficial owner of these shares as a result of CRMC acting as an investment advisor to various investment companies. Capital World Investors has sole voting power for 85,707,762 shares and sole dispositive power for 104,250,262 shares.
(3) TI understands that PRIMECAP Management Company has sole voting power for 16,266,397 shares and sole dispositive power for 60,169,997 shares.

Security ownership of directors and management

The following table shows the beneficial ownership of TI common stock by directors, the named executive officers and all executive officers and directors as a group. Each director and named executive officer has sole voting power (except for shares obtainable within 60 days, shares subject to RSUs and shares credited to deferred compensation accounts as detailed in the footnotes to the table) and sole investment power with respect to the shares owned. The table excludes shares held by a family member if a director or executive officer has disclaimed beneficial ownership. No director or executive officer has pledged shares of TI common stock.

Name	Shares Owned at December 31, 2011	Percent of Class
Directors (1)		
R. W. Babb, Jr.	13,392	*
D. A. Carp	134,588	*
C. S. Cox	74,217	*
P. H. Patsley	96,702	*
R. E. Sanchez	2,000	*
W. R. Sanders	99,756	*
R. J. Simmons	127,212	*
R. K. Templeton	5,126,873	*
C. T. Whitman	92,049	*
Management (2)		
K. P. March	980,202	*
G. A. Lowe	1,191,419	*
K. J. Ritchie	1,137,169	*
B. T. Crutcher	468,381	*
All executive officers and directors as a group (3)	13,479,761	1.18%

* less than 1 percent

(1) Included in the shares owned shown above are:

Director	Shares Obtainable within 60 Days	Shares Credited to 401(k) Account	RSUs (in Shares) (a)	Shares Credited to Deferred Compensation Accounts (b)
R. W. Babb, Jr.	2,500	—	4,887	5,005
D. A. Carp	80,250	—	21,551	32,787
C. S. Cox	55,250	—	14,887	941
P. H. Patsley	55,250	—	12,387	26,565
R. E. Sanchez	—	—	2,000	—
W. R. Sanders	70,250	—	19,987	1,419
R. J. Simmons	90,250	—	20,887	16,075
R. K. Templeton	3,971,051	11,992	821,487	—
C. T. Whitman	70,250	—	12,887	6,912

(a) The non-employee directors' RSUs granted before 2007 are settled in TI stock generally upon the director's termination of service provided he or she has served at least eight years or has reached the company's retirement age for directors. RSUs granted after 2006 are settled in TI stock generally upon the fourth anniversary of the grant date.

(b) The shares in deferred compensation accounts are issued following the director's termination of service.

(2) Included in the shares owned shown above are:

Executive Officer	Shares Obtainable within 60 Days	Shares Credited to 401(k) Account	RSUs (in Shares)
K. P. March	712,706	1,933	197,919
G. A. Lowe	875,206	3,727	307,502
K. J. Ritchie	871,975	8,409	250,002
B. T. Crutcher	208,831	1,865	257,501

(3) Includes:

(a) 9,661,597 shares obtainable within 60 days;

(b) 48,359 shares credited to 401(k) accounts;

(c) 3,226,187 shares subject to RSU awards; for the terms of these RSUs, please see pages 64 and 84-85; and

(d) 89,705 shares credited to certain non-employee directors' deferred compensation accounts; shares in deferred compensation accounts are issued following a director's termination of service.

Related person transactions

The company has no reportable related person transactions.

Because we believe that company transactions with directors and executive officers of TI or with persons related to TI directors and executive officers present a heightened risk of creating or appearing to create a conflict of interest, we have a written related person transaction policy that has been approved by the board of directors. The policy states that TI directors and executive officers should obtain the approvals specified below in connection with any related person transaction. The policy applies to transactions in which:

1. TI or any TI subsidiary is or will be a participant;
2. The amount involved exceeds or is expected to exceed $100,000 in a fiscal year; and
3. Any of the following (a "related person") has or will have a direct or indirect interest:
   (a) A TI director or executive officer, or an Immediate Family Member of a director or executive officer;
   (b) A stockholder owning more than 5 percent of the common stock of TI or an Immediate Family Member of such stockholder, or, if the 5 percent stockholder is not a natural person, any person or entity designated in the Form 13G or 13D filed under the SEC rules and regulations by the 5 percent stockholder as having an ownership interest in TI stock (individually or collectively, a "5 percent holder"); or
   (c) An entity in which someone listed in (a) or (b) above has a 5 percent or greater ownership interest, by which someone listed in (a) or (b) is employed, or of which someone listed in (a) or (b) is a director, principal or partner.

For purposes of the policy, an "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of a TI director, executive officer or 5 percent holder.

The policy specifies that a related person transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions or arrangements.

Approval required

Arrangement involving:	Approval required by:
Executive officer who is also a member of the TI board, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Governance and Stockholder Relations Committee
Chief compliance officer, any of his or her Immediate Family Members, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Governance and Stockholder Relations Committee
Any other director or executive officer, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5 percent or greater ownership interest	Chief compliance officer in consultation with the Chair of the Governance and Stockholder Relations Committee
A 5 percent holder	Governance and Stockholder Relations Committee

No member of the Governance and Stockholder Relations Committee will participate in the consideration of a related person arrangement in which such member or any of his or her Immediate Family Members is the related person.

The approving body or persons will consider all of the relevant facts and circumstances available to them, including (if applicable) but not limited to: the benefits to the company of the arrangement; the impact on a director's independence; the availability of other sources for comparable products or services; the terms of the arrangement; and the terms available to unrelated third parties or to employees generally. The primary consideration is whether the transaction between TI and the related person (a) was the result of undue influence from the related person or (b) could adversely influence or appear to adversely influence the judgment, decisions or actions of the director or executive officer in meeting TI responsibilities or create obligations to other organizations that may come in conflict with responsibilities to TI.

No related person arrangement will be approved unless it is determined to be in, or not inconsistent with, the best interests of the company and its stockholders, as the approving body or persons shall determine in good faith.

The chief compliance officer will provide periodic reports to the committee on related person transactions. Any related person transaction brought to the attention of the chief compliance officer or of which the chief compliance officer becomes aware that is not approved pursuant to the process set forth above shall be terminated as soon as practicable.

Compensation committee interlocks and insider participation

During 2011, Mses. Cox and Simmons and Messrs. Goode and MacMillan served on the Compensation Committee. No committee member (i) was an officer or employee of TI, (ii) was formerly an officer of TI, or (iii) had any relationship requiring disclosure under the SEC's rules governing disclosure of related person transactions (Item 404 of Regulation S-K). No executive officer of TI served as a director or member of the compensation committee of another entity, one of whose directors or executive officers served as a member of our board of directors or a member of the Compensation Committee.

Cost of solicitation

The solicitation is made on behalf of our board of directors. TI will pay the cost of soliciting these proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses they incur in sending these proxy materials to you if you are a beneficial holder of our shares.

Without receiving additional compensation, officials and regular employees of TI may solicit proxies personally, by telephone, fax or e-mail, from some stockholders if proxies are not promptly received. We have also hired Georgeson Inc. to assist in the solicitation of proxies at a cost of $12,000 plus out-of-pocket expenses.

Stockholder proposals for 2013

If you wish to submit a proposal for possible inclusion in TI's 2013 proxy material, we must receive your notice, in accordance with the rules of the SEC, on or before November 6, 2012. Proposals are to be sent to: Texas Instruments Incorporated, 12500 TI Boulevard, MS 8658, Dallas, Texas, 75243, Attn: Secretary.

If you wish to submit a proposal at the 2013 annual meeting (but not seek inclusion of the proposal in the company's proxy material), we must receive your notice, in accordance with the company's by-laws, on or before January 20, 2013.

All suggestions from stockholders concerning the company's business are welcome and will be carefully considered by TI's management. To ensure that your suggestions receive appropriate review, the G&SR Committee from time to time reviews correspondence from stockholders and management's responses. Stockholders are thereby given access at the board level without having to resort to formal stockholder proposals. Generally, the board prefers you present your views in this manner rather than through the process of formal stockholder proposals. Please see page 60 for information on contacting the board.

Benefit plan voting

If you are a participant in the TI Contribution and 401(k) Savings Plan, or the TI 401(k) Savings Plan, you are a "named fiduciary" under the plans and are entitled to direct the voting of shares allocable to your accounts under these plans. The trustee administering your plan will vote your shares in accordance with your instructions. If you wish to instruct the trustee on the voting of shares held for your accounts, you should do so by April 16, 2012, in the manner described in the notice of meeting.

Additionally, participants under the plans are designated as "named fiduciaries" for the purpose of voting TI stock held under the plans for which no voting direction is received. TI shares held by the TI 401(k) savings plans for which no voting instructions are received by April 16, 2012, will be voted in the same proportions as the shares in the plans for which voting instructions have been received by that date.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Securities Exchange Act of 1934 requires certain persons, including the company's directors and executive officers, to file reports with the SEC regarding beneficial ownership of certain equity securities of the company. The company believes that during 2011, all reports were timely filed by its directors and executive officers except for a late filing by Mr. Crutcher with respect to a sale of shares.

Telephone and Internet voting

Registered stockholders and benefit plan participants. Stockholders with shares registered directly with Computershare (TI's transfer agent) and participants who beneficially own shares in a TI benefit plan may vote telephonically by calling (800) 690-6903 (within the U.S. and Canada only, toll-free) or via the Internet at www.proxyvote.com.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. TI has been advised by counsel that the telephone and Internet voting procedures, which have been made available through Broadridge Investor Communication Solutions, Inc., are consistent with the requirements of applicable law.

Stockholders with shares registered in the name of a brokerage firm or bank. A number of brokerage firms and banks offer telephone and Internet voting options. These programs may differ from the program provided to registered stockholders and benefit plan participants. Check the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and Internet access providers, that must be borne by the stockholder.

Stockholders sharing the same address

To reduce the expenses of delivering duplicate materials, we take advantage of the SEC's "householding" rules which permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to stockholders who share an address unless otherwise requested. If you share an address with another stockholder and have received only one set of these materials, you may request a separate copy at no cost to you by calling Investor Relations at (972) 995-3773 or by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations. For future annual meetings, you may request separate materials, or request that we send only one set of materials to you if you are receiving multiple copies, by calling (800) 542-1061 or writing to Investor Relations at the address given above.

Electronic delivery of proxy materials

As an alternative to receiving printed copies of these materials in future years, we are pleased to offer stockholders the opportunity to receive proxy mailings electronically. To request electronic delivery, please vote via the Internet at www.proxyvote.com and, when prompted, enroll to receive or access proxy materials electronically in future years. After the meeting date, stockholders holding shares through a broker or bank may request electronic delivery by visiting www.icsdelivery.com/ti and entering information for each account held by a bank or broker. If you are a registered stockholder and would like to request electronic delivery, please visit www-us.computershare.com/investor or call TI Investor Relations at (972) 995-3773 for more information. If you are a participant in a TI benefit plan and would like to request electronic delivery, please call TI Investor Relations for more information.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 19, 2012. This 2012 proxy statement and the company's 2011 annual report are accessible at: www.proxyvote.com.

Sincerely,

Joseph F. Hubach
Senior Vice President,
Secretary and General Counsel

March 6, 2012
Dallas, Texas

PROXY STATEMENT

Directions and other annual meeting information

Directions

From DFW airport: Take the North Airport exit to IH-635E. Take IH-635E to the Greenville Avenue exit. Turn right (South) on Greenville. Turn right (West) on Forest Lane. Texas Instruments will be on your right at the second traffic light. Please use the North entrance to the building.

From Love Field airport: Take Mockingbird Lane East to US-75N (Central Expressway). Travel North on 75N to the Forest Lane exit. Turn right (East) on Forest Lane. You will pass two traffic lights. At the third light, the entrance to Texas Instruments will be on your left. Please use the North entrance to the building.

Parking
There will be reserved parking for all visitors at the North Lobby. Visitors with special needs requiring assistance will be accommodated at the South Lobby entrance.

Security
Please be advised that TI's security policy forbids weapons, cameras and audio/video recording devices inside TI buildings. All bags will be subject to search upon entry into the building.

Board of directors, executive officers

Directors

Executive officers

Richard K. Templeton
Chairman of the Board,
President and Chief Executive Officer

Stephen A. Anderson
Senior Vice President

Brian T. Crutcher
Senior Vice President

R. Gregory Delagi
Senior Vice President

David K. Heacock
Senior Vice President

Joseph F. Hubach
Senior Vice President, Secretary
and General Counsel

Sami Kiriaki
Senior Vice President

Melendy E. Lovett
Senior Vice President;
President, Education Technology

Gregg A. Lowe
Senior Vice President

Kevin P. March
Senior Vice President and
Chief Financial Officer

Robert K. Novak
Senior Vice President

Kevin J. Ritchie
Senior Vice President

John J. Szczsponik, Jr.
Senior Vice President

Teresa L. West
Senior Vice President

Darla H. Whitaker
Senior Vice President

TI Fellows

TI Fellows are engineers, scientists or technologists who are recognized by peers and TI management for outstanding performance. Fellows are elected based on exceptional technical contributions that significantly contribute to TI's shareholder value.

TI Senior Fellow announced in 2011:
- Baher Haroun

TI Fellows announced in 2011:
- Dennis Monticelli
- Vishy Pentakota

Stockholder and other information

Stockholder records information
First-class, registered and certified mail:
Computershare Investor Services, L.L.C.
P. O. Box 43078
Providence, RI 02940-3078

Overnight delivery:
Computershare Investor Services, L.L.C.
250 Royall Street, Mail Stop 1A
Canton, MA 02021

Toll free: 800-981-8676
Phone: 312-360-5151

For general information:
www.computershare.com/contactus
www-us.computershare.com

SEC Form 10-K
Stockholders may obtain a copy of the company's annual report to the Securities and Exchange Commission on Form 10-K (except for exhibits) and its audited financial statements without charge by writing to:
Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199



TEXAS INSTRUMENTS

Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199

www.ti.com

TI-30001M